As filed with the Securities and Exchange Commission on May 4, 2005

Registration No. 333-122576

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

FORM S-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

RACKABLE SYSTEMS, INC.

(Exact name of registrant as specified in its charter)

Delaware	3571	32-0047154
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Rackable Systems, Inc.

1933 Milmont Drive

Milpitas, CA 95035

(408) 240-8300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Thomas K. Barton

Chief Executive Officer

Rackable Systems, Inc.

1933 Milmont Drive

Milpitas, CA 95035

(408) 240-8300

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Timothy J. Moore, Esq. Brett D. White, Esq. Cooley Godward LLP Five Palo Alto Square 3000 El Camino Real Palo Alto, CA 94306 (650) 843-5000	William P. Garvey, Esq. General Counsel Rackable Systems, Inc. 1933 Milmont Drive Milpitas, CA 95035 (408) 240-8300	Dennis R. DeBroeck, Esq. Robert A. Freedman, Esq. Fenwick & West LLP 801 California Street Mountain View, CA 94041 (650) 988-8500

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Price per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Common stock, par value $0.001 per share	7,187,500	$13.00	$93,437,500	$10,998
(1)	Includes 937,500 shares that the underwriters have the option to purchase to cover over-allotments, if any.
(2)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(a) under the Securities Act of 1933.
(3)	$10,005 of this fee was previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the SEC, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities, and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 4, 2005.

IPO Preliminary Prospectus

PROSPECTUS

6,250,000 Shares

Common Stock

Rackable Systems, Inc. is selling 6,250,000 shares of our common stock. This is an initial public offering of our common stock.

We currently expect the initial public offering price to be between $11.00 and $13.00 per share. We have applied for approval for quotation of our common stock on the Nasdaq National Market under the symbol “RACK.”

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE “ RISK FACTORS” BEGINNING ON PAGE 10.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to Rackable Systems (before expenses)	$	$

The selling stockholders named in this prospectus, including members of management, have granted the underwriters a 30-day option to purchase up to an additional 937,500 shares to cover over-allotments, if any. We will not receive any proceeds from the sale of shares by the selling stockholders.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Thomas Weisel Partners LLC

Piper Jaffray

RBC Capital Markets

Pacific Crest Securities

The date of this prospectus is                     , 2005

Rackable systems

Rackable Systems provides turnkey servers and storage products for large-scale datacenter deployments.

FOUNDATION SERIES SERVERS

Servers mounted back-to-back in cabinet

SCALE OUT SERIES SERVERS

Servers mounted back-to-back and side-by-side in cabinet

STORAGE PRODUCTS

Full-depth (shown) and back-to-back options available

Until                     , 2005, 25 days after the date of this offering, all dealers that effect transactions in our shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to each dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to its unsold allotments or subscriptions.

PROSPECTUS SUMMARY

You should read the following summary together with the entire prospectus, including the more detailed information in our financial statements and related notes appearing elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in “Risk Factors.”

RACKABLE SYSTEMS, INC.

We believe we are a leading provider of high-density compute servers based on an open architecture approach, targeting “scale out” datacenter deployments. In addition, we also design, market and sell a range of high-capacity storage systems which leverage many of our core server technologies. Our products are designed to provide benefits in the areas of density, thermal management, remote management, ease of serviceability and flexible and efficient power distribution. We also offer a high degree of flexibility and control in component selection to match the specific environmental and application requirements of our customers. Our products are designed to reduce total cost of ownership through strategic sourcing of components and reduced deployment and operating expenses. We base our products on open standard components such as processors from Intel and Advanced Micro Devices, or AMD, and operating systems such as Linux and Windows in order to leverage the continuing price-performance improvements associated with high-volume computer components.

Growth in our markets is being driven by customer adoption of scale out solutions for demanding datacenter applications. “Scale out” refers to deployment of large numbers of relatively inexpensive, modular servers and storage systems in order to address computing applications that historically required more expensive proprietary minicomputer, mainframe or supercomputer systems. The use of scale out solutions can offer advantages in terms of initial acquisition cost, ongoing maintenance expense, modularity, configurability and freedom to purchase hardware components, operating systems, maintenance and support from multiple vendors.

The increasing popularity and adoption of scale out solutions has created new challenges for datacenter operators. Companies that have adopted scale out solutions are deploying increasingly larger server and storage farms, which can consist of thousands of servers and hundreds of terabytes of storage. When deployed at this scale, challenges can include space constraints, high power consumption, effective evacuation of large amounts of heat, and serviceability and maintenance of systems and components. Rackable Systems was founded in 1999 to address these challenges and provide an innovative modular approach to large-scale datacenter computing.

Our flagship Foundation Series compute servers are high-density, rack-mounted server systems designed specifically for scale out datacenter environments. The Foundation Series servers utilize our patented half-depth, back-to-back chassis design to increase the physical server density, reducing floor space requirements. When deployed in our cabinets, we are generally able to offer approximately twice the server or processor density of traditional rack-mount solutions. We provide a range of power and heat management techniques that enable our servers to operate effectively at these density levels. The Foundation Series servers also provide configurable components, front-facing cable connections for enhanced serviceability, and our proprietary lights out remote management solution. In August 2004, we introduced our Scale Out Series of compute servers, which are designed to further increase density levels and improve thermal and cable management as well as system serviceability. We also offer low-cost, high-capacity storage systems, which leverage many of our core server technologies, to help enterprises cost-effectively meet their increasing data storage requirements. Our recently introduced IP Storage Area Network, or IP SAN, and Network Attached Storage, or NAS, appliances use industry standard components to decrease the total cost of ownership of these systems.

By embracing modular and open-standards approaches to computing and storage, we seek to deliver leading-edge solutions to our customers that minimize total cost of ownership. Key benefits that differentiate our systems include:

•	innovative server, storage and cabinet enclosure designs to improve density and thermal management;

•	simple, low-cost remote monitoring and management technology;

•	ease of maintenance and serviceability;

•	flexible AC and DC power distribution techniques targeting improved power efficiencies;

•	configure-to-order component selection capabilities to address customer-specific requirements; and

•	delivery of cost-effective, high-capacity and high-density storage solutions using open standards, commodity components and third-party software platforms.

Our objective is to become the leading provider of compute and storage systems that are optimized for scale out datacenter deployments. Key elements of our strategy include the following:

•	drive new product development through collaboration with customers and suppliers;

•	incorporate leading technologies and industry standards;

•	introduce new product and service offerings;

•	address new market opportunities and expand sales channels; and

•	continue leveraging our supply chain and operations to maintain our low-cost structure.

Our product development efforts focus on addressing the needs of customers deploying large, scale out computing infrastructure. These needs include high-density, leading-edge performance, high power conversion efficiency, effective thermal management and ease of monitoring, maintenance, and serviceability. We work closely with our customers and suppliers to develop product innovations that can be incorporated into our product designs. We have developed cooperative working relationships with several of the world’s most advanced technology companies, such as Intel and AMD, to leverage their research and development capabilities. By collaborating with our customers and leading technology companies, we believe we can stay at the forefront of technology trends, deliver solutions that address large markets and reduce our research and development expense.

Our operational strategy is to provide our customers with built-to-order, high quality, turn-key solutions. Our operations are based on a hybrid manufacturing model that enables us to maintain direct, in-house control of key processes, including procurement, product configuration and validation, quality assurance and testing, while outsourcing a significant portion of the actual mechanical assembly operations to our contract manufacturers.

We market our systems primarily through our direct sales force to enterprises within the United States. We focus our sales and marketing activities on enterprises that typically purchase hundreds of servers per year. To date, we have concentrated our marketing efforts on leading Internet companies, as well as customers with high-performance computing requirements in vertical markets such as semiconductor design, enterprise software, federal government, entertainment, financial services, oil and gas exploration and biotechnology and pharmaceuticals. We have sold our products to over 100 customers, including Microsoft, nVidia, Oracle and Yahoo!.

Corporate Information

We were incorporated in the State of Delaware in December 2002 under the name of Rackable Corporation, at which time we received financing from an entity affiliated with Parthenon Capital and purchased substantially all of the assets and assumed substantially all of the liabilities of our predecessor corporation, now named GNJ, Inc. GNJ, Inc., formerly known as Rackable Systems, Inc. and referred to as Old Rackable in this prospectus, was incorporated in October 2000. In December 2000, GNJ, Inc. purchased all of the assets and assumed all of the liabilities of Rackable Systems LLC, the predecessor entity to GNJ, Inc., that was formed in October 1999. Rackable Systems LLC was later merged into GNJ, Inc. in January 2001. We changed our corporate name from Rackable Corporation to Rackable Systems, Inc. in December 2002. Our principal executive offices are located at 1933 Milmont Drive, Milpitas, California and our telephone number is (408) 240-8300. Our website address is www.rackable.com. The information contained in our website is not a part of this prospectus.

The terms “Rackable,” “Rackable Systems,” “we,” “us” and “our” as used in this prospectus refer to Rackable Systems, Inc. and, with respect to events occurring prior to December 23, 2002, our predecessor company formerly named “Rackable Systems, Inc.” and now named “GNJ, Inc.”

THE OFFERING

Common stock offered by Rackable Systems	6,250,000 shares

Over-allotment option

The selling stockholders have granted the underwriters a 30-day option to purchase up to 937,500 shares of common stock to cover over-allotments, if any. The selling stockholders include members of our management.

Common stock to be outstanding after this offering	20,027,710 shares

Use of proceeds

We will use approximately $24.6 million of the net proceeds from this offering to redeem all outstanding shares of our preferred stock held by our original investors, including approximately $21.4 million that will be distributed to entities affiliated with Parthenon Capital and approximately $523,000 and $240,000 to be distributed to our Chief Executive Officer and Chief Financial Officer, respectively. In addition, we will use approximately $1.5 million of the net proceeds to repay one half of the principal amount of promissory notes issued primarily to our founders in connection with the repurchase of a warrant agreement. We plan to use the remaining net proceeds for working capital and other general corporate purposes. For more detailed information, see “Use of Proceeds.” We will not receive any of the proceeds from the sale of shares, if any, by the selling stockholders.

Proposed Nasdaq National Market symbol	“RACK”

The common stock outstanding after this offering is based on 4,761,711 shares of common stock outstanding as of March 31, 2005, plus 9,015,999 shares of common stock issuable upon redemption of all outstanding shares of preferred stock upon the closing of this offering, and excludes:

•	2,638,635 shares of common stock issuable upon exercise of options outstanding at March 31, 2005, granted under our 2002 Stock Option Plan at a weighted average exercise price of $2.47 per share;

•	6,564 shares of common stock reserved for future issuance under our 2002 Stock Option Plan; and

•	an aggregate of 2,017,958 additional shares of common stock reserved for future grants under our 2005 Equity Incentive Plan, our 2005 Non-Employee Directors’ Stock Option Plan and our 2005 Employee Stock Purchase Plan, each of which was adopted by our Board of Directors and approved by our stockholders in April 2005, becomes effective on the first day that our common stock is publicly traded, and contains provisions that automatically increase its share reserve each year, as more fully described in “Management—Equity Compensation and Defined Contribution Plans.”

Unless specifically stated otherwise, all information contained in this prospectus assumes:

•	the combined conversion and automatic redemption of our preferred stock, to occur on or around the closing of this offering, which will result in (1) the payment to the holders of the preferred stock of approximately $24.6 million in cash from the net proceeds of this offering, (2) the issuance to the holders of the preferred stock of 9,015,999 shares of common stock and (3) no preferred stock being outstanding after the conversion and redemption;

•	the closing of this offering at the end of May 2005, as dividends accrue on the preferred stock at a rate of approximately $200,000 per month;

•	the use of approximately $1.5 million of the net proceeds to repay promissory notes issued primarily to our founders in connection with the repurchase of a warrant agreement, which will occur upon the closing of this offering; and

•	the amendment and restatement of our certificate of incorporation following the closing of this offering.

Except as otherwise described in this prospectus, all common stock share numbers reflect a 2-for-3 reverse split of the shares of our common stock that occurred on April 27, 2005.

Summary Financial Data

The summary financial data set forth below for the years ended September 30, 2002 and December 31, 2003 and 2004 are derived from our audited financial statements included elsewhere in this prospectus. The summary financial data for the three months ended March 31, 2004 and 2005 are derived from our unaudited financial statements included elsewhere in this prospectus. The unaudited interim financial statements have been prepared on the same basis as our audited financial statements and, in our opinion, reflect all adjustments necessary to present fairly the results of operations and financial position for those periods. The results for the three months ended March 31, 2005 should not be considered indicative of results expected for the full fiscal year. The summary financial data should be read in conjunction with our financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. See Note 2 to our financial statements for information regarding computation of net income (loss) per share attributable to common stockholders.

	Old Rackable		Years Ended December 31,		Three Months Ended March 31,
	Year Ended September 30, 2002
			2003	2004	2004	2005
					(Unaudited)
	(in thousands, except for per share data)
Statements of Operations Data:
Revenue	$20,370		$52,880	$109,743	$18,067	$30,489
Cost of revenue (1)	15,409		41,649	88,754	14,965	24,562

Gross profit	4,961		11,231	20,989	3,102	5,927

Operating expenses:
Research and development (1)	892		888	763	142	348
Sales and marketing (1)	1,364		4,977	10,780	1,809	2,981
General and administrative (1)	1,544		5,056	11,062	1,090	1,649

Total operating expenses	3,800		10,921	22,605	3,041	4,978

Income (loss) from operations	1,161		310	(1,616)	61	949
Change in fair value of embedded derivatives in preferred stock	—		(51,388)	(51,267)	(12,888)	(4,192)
Gain on sale of investment	—		—	2,968	—	—
Other income (expense), net	(139)		(1,038)	(2,481)	(564)	(780)

Income (loss) before income tax provision	1,022		(52,116)	(52,396)	(13,391)	(4,023)
Income tax provision	(18)		(548)	(2,994)	(520)	(333)

Net income (loss)	1,004		(52,664)	(55,390)	(13,911)	(4,356)
Accretion of redeemable convertible preferred stock	—		(1,447)	—	—	—

Net income (loss) attributable to common stockholders	$1,004		$(54,111)	$(55,390)	$(13,911)	$(4,356)

Net income (loss) per share attributable to common stockholders:
Basic and diluted	$0.09	(3)	$(16.64)	$(11.43)	$(2.91)	$(0.84)

Shares used in computing net income (loss) per share attributable to common stockholders:
Basic and diluted	10,636	(3)	3,251	4,848	4,783	5,206

Pro forma net income (loss) per share attributable to common stockholders (2):
Basic				$(0.26)		$0.03

Diluted				$(0.26)		$0.02

Shares used in computing pro forma net income (loss) per share attributable to common stockholders (2):
Basic				16,771		16,426

Diluted				16,771		18,510

Other Financial Information:
EBITDA (4)	$1,118		$(49,244)	$(48,014)	$(12,246)	$(2,389)

Adjusted EBITDA (4)	$1,118		$2,144	$285	$642	$1,803

(1)	Includes non-cash stock-based compensation of the following:

	Old Rackable
	Year Ended September 30, 2002	Year Ended December 31,		Three Months Ended March 31,
		2003	2004	2004	2005
				(Unaudited)
		(in thousands)
Cost of revenue	$—	$10	$74	$16	$25
Research and development	—	—	44	10	17
Sales and marketing	—	34	155	22	65
General and administrative	—	925	4,505	125	32

Total stock-based compensation	$—	$969	$4,778	$173	$139

(2)	We are required to redeem all outstanding shares of our Series A redeemable preferred stock contemporaneously with the sale of our common stock in this offering. Each share of Series A preferred is effectively redeemed by conversion into one conversion unit, which consists of one share of Series B redeemable preferred stock to be redeemed for cash, and approximately 0.467 shares (as adjusted for the impact of the 2-for-3 reverse stock split that occurred on April 27, 2005) of common stock. The calculation of pro forma basic and diluted net income (loss) per share assumes that the 21,000,000 shares of Series A preferred outstanding at January 1, 2004 were redeemed at that date. Pro forma basic and diluted net income (loss) is accordingly adjusted to (1) exclude charges for the change in fair value of embedded derivatives and accretion of dividends recorded as interest expense related to the Series A preferred which were included in actual net income (loss) attributable to common stockholders during 2004 and 2005 (given that the derivative accounting and accretion of dividends would have ceased at January 1, 2004, assuming the redemption and conversion of the Series A preferred had occurred at that date) and (2) include the interest expense associated with the accretion of the carrying amount of the Series A preferred at January 1, 2004 to the full redemption amount of the Series B preferred into which it would have converted at that date. The weighted average number of outstanding common shares in the pro forma net income (loss) per share calculation assumes, as of January 1, 2004, the issuance of 2,187,500 shares of common stock (the proceeds of which, calculated at an assumed offering price of $12.00 per share, are assumed used to redeem the portion of the conversion unit related to the Series B preferred) plus an additional 9,799,999 shares of common stock (which reflects the approximately 0.467 shares of common stock issuable for each of the 21,000,000 shares of Series A preferred which are assumed converted into a conversion unit).

(3)	Does not take into account the 2-for-3 reverse stock split that occurred on April 27, 2005 because the reverse stock split does not pertain to Old Rackable.

(4)	We use two financial measures not calculated in accordance with Generally Accepted Accounting Principles in the United States of America, or GAAP. EBITDA is a non-GAAP financial measure and represents net income (loss) plus interest expense, income tax provision, depreciation and amortization, less interest income. We also use the non-GAAP financial measure “Adjusted EBITDA” which excludes from EBITDA change in fair value of embedded derivatives in preferred stock and gain on sale of investment. EBITDA and Adjusted EBITDA may not be comparable to EBITDA and Adjusted EBITDA as reported by other companies. The computation of EBITDA and Adjusted EBITDA are as follows:

	Old Rackable
	Year Ended September 30, 2002	Year Ended December 31,		Three Months Ended March 31,
		2003	2004	2004	2005
				(Unaudited)
	(in thousands)
Reconciliation of Net Income (Loss) to Adjusted EBITDA:
Net income (loss)—as reported	$1,004	$(52,664)	$(55,390)	$(13,911)	$(4,356)

Add back (deduct):
Interest expense	56	1,088	2,493	568	782
Income tax provision	18	548	2,994	520	333
Depreciation and amortization	49	1,831	1,901	581	854
Interest income	(9)	(47)	(12)	(4)	(2)

EBITDA	$1,118	$(49,244)	$(48,014)	$(12,246)	$(2,389)

Add back (deduct):
Change in fair value of embedded derivatives in preferred stock	—	51,388	51,267	12,888	4,192
Gain on sale of investment	—	—	(2,968)	—	—

Adjusted EBITDA	$1,118	$2,144	$285	$642	$1,803

EBITDA is relevant and useful information, which is often reported and widely used by analysts, investors and other interested parties in our industry, and so we believe our reporting EBITDA better assists investors in comparing our operating performance to those of other companies in our industry. Given that the embedded derivative in preferred stock was reclassified to additional paid-in capital in February 2005 when Rackable Investment LLC relinquished its option to receive cash in lieu of common stock upon redemption of the Series A preferred stock, there will be no further charges for change in fair value of the embedded derivatives in preferred stock. As a result, we report Adjusted EBITDA, which excludes the embedded derivatives charge from our financial results. Further, Adjusted EBITDA excludes gain on sale of investment, as this amount was from stock we took as payment for products, and we have not taken any other stock for payment nor do we expect to do so. We believe Adjusted EBITDA gives investors a presentation of our operating performance in prior periods that reflects how we will be reporting our operating performance in future periods, which provides investors with additional information in assessing our prospects as well as enables investors to engage in a more comprehensive analysis of our core operating performance. However, neither EBITDA nor Adjusted EBITDA is a measure of financial performance under GAAP and each of EBITDA and Adjusted EBITDA should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with GAAP, such as net income (loss). Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures,” particularly under the subheading “Limitations of EBITDA and Adjusted EBITDA,” for further information regarding limitations relating to the use of EBITDA and Adjusted EBITDA.

Management uses Adjusted EBITDA for planning purposes, including the preparation of annual operating budgets, to determine appropriate levels of operating and capital investments and as one of the target elements in our compensation incentive programs. We therefore utilize Adjusted EBITDA as a useful alternative to net income (loss) as an indicator of our performance. While we believe that some of the items excluded from Adjusted EBITDA are not indicative of our core operating results, these items do impact our statements of operations, and management therefore utilizes Adjusted EBITDA as an operating performance measure in conjunction with GAAP measures such as net income (loss) and gross profit. Management uses EBITDA to calculate Adjusted EBITDA.

The following table contains a summary of our balance sheet data as of March 31, 2005 (unaudited):

•	on an actual basis;

•	on a pro forma basis to reflect:

•	the conversion of our Series A preferred stock, to occur prior to the closing of this offering, which will result in (1) the issuance of the same number of shares of Series B preferred stock and (2) the issuance to the holders of the preferred stock of 9,015,999 shares of common stock;

•	on a pro forma as adjusted basis to reflect the pro forma adjustments above as well as:

•	the automatic redemption of our Series B preferred stock, to occur on or about the closing of this offering, which will result in (1) the payment to the holders of the Series B preferred stock of approximately $24.6 million in cash from the net proceeds of this offering, and (2) no preferred stock being outstanding after the conversion and redemption;

•	the use of approximately $1.5 million of the net proceeds to repay promissory notes issued primarily to our founders in connection with the repurchase of a warrant agreement, which will occur upon the closing of this offering; and

•	the sale of 6,250,000 shares of common stock offered by us at an assumed public offering price of $12.00 per share, after deducting estimated underwriting discounts and commissions, of approximately $5.3 million and estimated offering expenses of approximately $1.8 million, of which approximately $563,000 had been paid as of March 31, 2005.

	As of March 31, 2005
	Actual	Pro Forma	Pro Forma As Adjusted
	(Unaudited)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$1,793	$1,793	$44,191
Working capital (deficit)	6,383	6,383	48,781
Total assets	60,826	60,826	102,661
Mandatorily redeemable preferred stock—Series A	24,248	—	—
Mandatorily redeemable preferred stock—Series B	—	24,248	—
Total stockholders’ equity (deficit)	(7,091)	(7,091)	60,492

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all of the other information contained in this prospectus before deciding whether to invest. Each of these risks could adversely affect our business, financial condition and results of operations. As a result, the trading price of our common stock could decline and you might lose all or part of your investment.

Risks Related To Our Business and Industry

Our quarterly operating results have fluctuated significantly in the past and will continue to fluctuate in the future, which could cause our stock price to decline.

Our quarterly operating results have fluctuated significantly in the past, and we believe that they will continue to fluctuate in the future, due to a number of factors, many of which are beyond our control. For example, our revenues grew from $18.1 million for the quarter ended March 31, 2004 to $34.8 million for the quarter ended June 30, 2004, but declined to $33.9 million for the quarter ended September 30, 2004 and to $23.0 million for the quarter ended December 31, 2004, but then increased to $30.5 million for the quarter ended March 31, 2005. If in future periods our operating results do not meet the expectations of investors or analysts who choose to follow our company, our stock price may fall. Factors that may affect our quarterly operating results include the following:

•	fluctuations in the buying patterns and sizes of customer orders from one quarter to the next;

•	timing of delivery of our products;

•	addition of new customers or loss of existing customers;

•	our ability to enhance our products with new and better functionality;

•	costs associated with obtaining components to satisfy customer demand;

•	productivity and growth of our sales force;

•	new product announcements or introductions or changes in pricing by our competitors;

•	the portion of our revenues that result from the sale of server products and storage products;

•	technology and intellectual property issues associated with our products; and

•	general economic trends, including changes in information technology spending or geopolitical events such as war or incidents of terrorism.

We are substantially dependent on a concentrated number of customers that purchase in large quantities. If we are unable to maintain or replace our relationships with customers and diversify our customer base, our revenues may fluctuate and our growth may be limited.

Historically, a significant portion of our revenues has come from a limited number of customers. There can be no guarantee that we will be able to sustain our revenue levels from these customers because our revenues have largely been generated in connection with these customers’ decisions to deploy large-scale server and storage farms and their capacity requirements may become fulfilled. For example, our largest customer in fiscal 2002 accounted for 32% of our revenues, but this customer only accounted for 6% of our revenues in fiscal 2003 and none of our revenues in fiscal 2004. Similarly, our largest customer in fiscal 2004 accounted for 36% of our revenues, but only accounted for 1% of our revenues in fiscal 2003. Moreover, the proportion of our revenues derived from a limited number of customers may be even higher in any future quarter. If we cannot maintain or replace the customers that purchase large amounts of our products, or if they do not purchase products at the levels or at the times that we anticipate, our ability to maintain or grow our revenues will be adversely affected.

We face intense competition from the leading enterprise computing companies in the world as well as from emerging companies. If we are unable to compete effectively, we might not be able to achieve sufficient market penetration, revenue growth or profitability.

The markets for compute server products and storage products are highly competitive. Our most significant competitors, Dell, Inc., Hewlett-Packard Company, International Business Machines Corporation and Sun Microsystems, Inc. in the compute server market and EMC Corporation, Hewlett-Packard Company, Hitachi Data Systems, Ltd. and Network Appliance, Inc. in the storage market, represent some of the most established companies in the computer industry. These competitors have the following advantages over us:

•	substantially greater market presence and greater name recognition;

•	substantially greater financial, technical, research and development, sales and marketing, manufacturing, distribution and other resources;

•	longer operating histories;

•	a broader offering of products and services;

•	more established relationships with customers, suppliers and other technology companies; and

•	the ability to acquire technologies or consolidate with other companies in the industry to compete more effectively.

Because these competitors have greater financial strength than we do and are able to offer a more diversified bundle of products and services, they may have the ability to severely undercut the pricing of our products, which would make us uncompetitive or force us to reduce our average selling prices, negatively impacting our margins. In addition, we have on occasion lost sales opportunities due to a competitor undercutting the pricing of our products or maintaining superior brand recognition. These competitors may be able to develop products that are superior to the commercially available components that we incorporate into our products, or may be able to offer products that provide significant price advantages over those we offer. For instance, a competitor could use its resources to develop proprietary motherboards with specifications and performance that are superior in comparison with the platforms that are currently available to the marketplace, which could give that competitor a distinct technological advantage. In addition, if our competitors’ products become more accepted than our products, our competitive position will be impaired.

As the enterprise computing industry evolves, we expect to encounter additional competitors, including companies in adjacent technology businesses such as storage and networking infrastructure and management, companies providing technology that is complementary to ours in functionality, such as datacenter management software, contract manufacturers, and other emerging companies that may announce server product offerings. Moreover, our current and potential competitors, including companies with whom we currently have strategic alliances, may establish cooperative relationships among themselves or with other third parties. If this occurs, new competitors or alliances may emerge that could negatively impact our competitive position.

Our products incorporate open standard, commoditized components and materials that we obtain in spot markets, and, as a result, our cost structure and our ability to respond in a timely manner to customer demand are sensitive to volatility of the market prices for these components and materials.

A significant portion of our operating expenses is directly related to the pricing of commoditized materials and components utilized in the manufacture of our products, such as memory, hard drives and central processing units, or CPUs. As part of our procurement model, we do not enter into long-term supply contracts for these materials and components, but instead purchase these materials and components in a competitive bid purchase order environment with suppliers or on the open market at spot prices. As a result, our cost structure is affected by price volatility in the marketplace for these components and materials, especially for dynamic random access memory, or DRAM. This volatility makes it difficult to predict expense levels and operating results and may cause them to fluctuate significantly. In addition, if we are successful in growing our business, we may not be able to continue to procure components solely on the spot market, which would require us to enter into contracts with component suppliers to obtain these components. This could increase our costs and decrease our gross margins.

In addition, because our procurement model involves our ability to maintain a low inventory and to acquire materials and components as needed, and because we do not enter into long-term supply contracts for these materials and components, we may be in a position in which our ability to effectively and efficiently respond to customer orders may be constrained by the then-current availability or the terms and pricing of these materials and components. Our industry has experienced component shortages and delivery delays in the past, and in the future we may experience shortages or delays of critical components as a result of strong demand in the industry or other factors. As one example, DRAM can represent a significant portion of our cost of revenues, and both the price and availability of various kinds of DRAM are subject to substantial volatility in the spot market. In the past, we have encountered situations where we were forced to pay higher prices than we anticipated for DRAM, and we have encountered situations where DRAM was in tight supply and we were unable to deliver customer orders on their anticipated delivery dates. As another example, the industry is currently experiencing a shortage of selected Intel chips, which has caused some of our motherboard suppliers to reduce or suspend shipments of motherboards using these chips. This has impacted our ability to ship selected configurations to some of our customers, and has in some cases accelerated a transition to other platforms. If shortages or delays arise, the prices of these components may increase or the components may not be available at all. We may not be able to secure enough components at reasonable prices or of acceptable quality to build new products to meet customer demand, which could adversely affect our business and financial results.

We intend to expand our operations and increase our expenditures in an effort to grow our business. If we are not able to manage this growth and expansion, or if our business does not grow as we expect, our operating results may suffer.

We intend to continue to grow our business by entering new markets, developing new product and service offerings and pursuing new customers. In connection with this growth, we expect that our annual operating expenses will increase over the next several years as we expand our sales and marketing, research and development, manufacturing and production infrastructure, and our customer service and support efforts. Our failure to timely or efficiently expand operational and financial systems and to implement or maintain effective internal controls and procedures could result in additional operating inefficiencies that could increase our costs and expenses more than we had planned and might cause us to lose the ability to take advantage of market opportunities, enhance existing products, develop new products, satisfy customer requirements, respond to competitive pressures or otherwise execute our business plan. Additionally, if we do increase our operating expenses in anticipation of the growth of our business and this growth does not meet our expectations, our financial results will be negatively impacted.

We intend to expand our sales into international markets, which may be more difficult than we expect, and if we are unable to do so successfully, our revenues and operating results may be adversely impacted.

One component of our growth strategy is to expand into international markets. However, we have limited experience in selling our systems overseas, and we may encounter unexpected difficulties in doing so. If we are not able to expand into international markets, our ability to grow our business will be adversely affected. Some of the factors that may impact our ability to initiate and maintain sales in foreign markets include:

•	our ability to establish international manufacturing, support and service, which could be costly and time consuming;

•	our ability to establish channel relationships with resellers in international markets;

•	adoption of new laws or changes to existing international laws;

•	our ability to service international installations;

•	currency fluctuations; and

•	political and economic instability.

Our business depends on decisions by potential customers to adopt our modular, open standard-based products and to replace their legacy server systems with our products, and they may be reluctant to do so, which would limit our growth.

Our business depends on companies moving away from large proprietary RISC/UNIX servers, to servers based on modular, open standard-based architecture, including servers that run on Linux and Microsoft Windows operating systems and that utilize commercially available x86 processor architectures. If enterprises do not continue to adopt this open standard-based approach, the market for our products may not grow as we anticipate and our revenues would be adversely affected. A majority of the server systems that we sold in 2004 and the first quarter of 2005 ran on the Linux operating system, and are subject to the GNU General Public License. Pending litigation involving the SCO Group’s claim against IBM that Linux is an unauthorized derivative work of the UNIX® operating system, if it results in a ruling that users of Linux must pay royalties to SCO or others, could impede broader Linux adoption and could materially harm our ability to sell our products based on the Linux operating system. In addition, the GNU General Public License is a subject of litigation, and it is possible that a court could hold these licenses to be unenforceable in that litigation or that a party could prove a claim for proprietary rights in the Linux operating system or other programs developed and distributed under these licenses. Any ruling by a court that these licenses are not enforceable, or that the Linux operating system or significant portions of it may not be copied, modified or distributed subject only to the minimal restrictions contained in these licenses, could also impede broader Linux adoption and limit our ability to sell our products based on the Linux operating system. Further, because potential customers have often invested significant capital and other resources in existing systems, many of which run mission-critical applications, customers may be hesitant to make dramatic changes to their datacenter systems. The failure of our customers and potential customers to replace their legacy server systems and adopt open standard-based modular technologies could have a material adverse impact on our ability to maintain or generate additional revenues.

We rely primarily on our direct sales force to generate revenues, and may be unable to hire additional qualified sales personnel in a timely manner or retain our existing sales representatives.

To date, we have relied primarily on our direct sales force to sell our products in the United States. Because we are looking to expand our customer base and grow our sales to existing customers, we will need to hire additional qualified sales personnel in the near term and beyond if we are to achieve our anticipated revenue growth. The competition for qualified sales personnel in our industry, and particularly in Silicon Valley, is very intense. If we are unable to hire, train, deploy and manage qualified sales personnel in a timely manner, our ability to grow our business will be impaired. For example, it has taken us up to six months to hire a qualified sales executive and it may take a newly hired sales executive up to nine months after hiring to become productive, resulting in aggregate lag time between the commencement of the search to productivity in excess of one year. In addition, if we are unable to retain our existing sales personnel, our ability to maintain or grow our current level of revenues will be adversely affected.

We intend to adopt a channel strategy to generate additional sales and revenues, and the failure to implement this strategy successfully might affect our ability to sustain revenue growth and may harm our business and operations.

An increasing portion of our sales strategy is to develop our sales efforts through the use of resellers and other third parties to sell our systems. We may not be successful in building or expanding relationships with these third parties. Further, even if we do develop and expand these relationships, they may conflict with our direct sales efforts in some territories. Ineffective marketing of our products by our resellers or disruptions in our distribution channels could lead to decreased sales or slower than expected growth in revenues and might harm our business and operations.

Our limited operating history makes it difficult to evaluate our current business and future prospects, and may increase the risk of your investment.

Our company has only been in existence since October 1999, and much of our growth has occurred since December 2002. Our limited operating history may make it difficult to evaluate our current business and our future prospects. We have encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly changing industries. If we do not address these risks successfully, our business, financial condition and results of operations will be adversely affected.

Our sales cycle requires us to expend a significant amount of resources, and could have an adverse effect on the amount, timing and predictability of future revenues.

The sales cycle of our products, beginning from our first customer contact to closing of the sale, often ranges from three to six months. We may expend significant resources during the sales cycle and ultimately fail to close the sale. The success of our product sales process is subject to factors over which we have little or no control, including:

•	the timing of our customers’ budget cycles and approval processes;

•	our customers’ existing use of, or willingness to adopt, open standard server products, or to replace their existing servers or expand their processing capacity with our products;

•	the announcement or introduction of competing products; and

•	established relationships between our competitors and our potential customers.

We expend substantial time, effort and money educating our current and prospective customers as to the value of our products. Even if we are successful in persuading lower-level decision makers within our customers’ organizations of the benefits of our products, senior management might nonetheless elect not to buy our products after months of sales efforts by our employees or resellers. If we are unsuccessful in closing sales after expending significant resources, our revenues and operating expenses will be adversely affected.

If we are unable to protect our intellectual property adequately, we may not be able to compete effectively.

Our intellectual property is critical to our success and our ability to compete. If we fail to protect our intellectual property rights adequately, our competitors might gain access to our technology. Unauthorized parties may attempt to copy or otherwise obtain and use our proprietary technology despite our efforts to protect our intellectual property. For example, we have already initiated two patent infringement actions against six defendants, seeking to enforce our intellectual property rights. We obtained consent judgments and permanent injunctions against five of the defendants, and reached a confidential settlement with the sixth. However, litigation is inherently uncertain, and there is no assurance that any litigation we initiate will have a successful outcome. Monitoring unauthorized use of our technology is difficult, and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology, particularly in foreign countries where we do not have patents and the laws may not protect our proprietary rights as fully as the laws of the United States. Any claims or litigation that we initiate to protect our proprietary technology could be time consuming and expensive and divert the attention of our technical and management resources whether or not the claims or litigation are decided in our favor. We currently have seven patents issued in the United States and five utility patent applications and four provisional patent applications pending. Patents may not be issued from these patent applications, and even if patents are issued, they may not benefit us or give us adequate protection from competing products. For example, issued patents might be circumvented or challenged and declared invalid or unenforceable. Moreover, if other companies develop unpatented proprietary technology similar to ours or competing technologies, our competitive position will be weakened.

If we are found to have violated the intellectual property rights of others, we could be required to indemnify our customers, resellers or suppliers, redesign our products, pay significant royalties and enter into license agreements with third parties.

Our industry is characterized by a large number of patents, copyrights, trade secrets and trademarks and by frequent litigation based on allegations of infringement or other violation of intellectual property rights. As we continue our business, expand our product lines and our product functionality, and expand into new jurisdictions around the world, third parties may assert that our technology or products violate their intellectual property rights. Any claim, regardless of its merits, could be expensive and time consuming to defend against, and would divert the attention of our technical and management resources. Successful intellectual property claims against us could result in significant financial liability or prevent us from operating our business or portions of our business. In addition, resolution of claims may require us to redesign our technology, to obtain licenses to use intellectual property belonging to third parties, which we may not be able to obtain on reasonable terms, to cease using the technology covered by those rights, and to indemnify our customers, resellers or suppliers. Any of these events could materially harm our business, financial condition and results of operations.

If we lose the services of one or more members of our current executive management team or other key employees, or if we are unable to attract additional executives or key employees, we may not be able to execute on our business strategy.

Our future success depends in large part upon the continued service of our executive management team and other key employees. In particular, Thomas K. Barton, our president and chief executive officer, and Todd R. Ford, our executive vice president of operations and chief financial officer, are critical to the overall management of our company as well as to the development of our culture and our strategic direction. Giovanni Coglitore, our chief technology officer and one of our founders, plays a key role in our future technology and product development. The loss of services of any of these executives or of one or more other members of our executive management or sales team or other key employees could seriously harm our business.

In addition, we are currently in the process of strengthening our executive management team. Competition for qualified executives is intense, particularly in Silicon Valley, and if we are unable to continue expanding our management team or successfully integrate new additions to our management team in a manner that enables us to scale our business and operations effectively, our ability to operate effectively and efficiently could be limited.

If we fail to maintain or expand our relationships with our suppliers, we may not have adequate access to new or key technology necessary for our products, and, as a result, our ability to deliver leading-edge products may be impaired.

In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. In many cases, we retain the ownership of the intellectual property developed by these suppliers. In addition, we rely heavily on our component suppliers, such as Intel and Advanced Micro Devices, to provide us with leading-edge components. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products may be impaired and we could be required to incur additional research and development expenses.

We depend on our Foundation Series compute servers for substantially all of our revenues. If the market acceptance of our Foundation Series compute servers does not continue, or if we are unsuccessful in introducing our Scale Out Series compute servers, we may not be able to achieve or sustain our anticipated growth.

We sold our first Foundation Series compute servers in February 2000. For fiscal 2004 and the first quarter of fiscal 2005, sales of our Foundation Series compute servers accounted for approximately 99.6% and 84.1%, respectively, of our revenues. However, we recently launched our Scale Out Series compute servers as an additional offering in our product line, which accounted for approximately 15.2% of our revenues in the first quarter of fiscal 2005. While we expect this series to contribute to future revenues, we are not certain if this contribution will continue or grow. If our Scale Out Series compute servers fail to achieve market acceptance, or if we are unsuccessful in developing improved products or products to replace or supplement our current product line, we may not grow our business and revenues as we expect. In addition, while it is not our intention, there is the risk that sales of our Scale Out Series compute servers will, in some cases, replace sales of our Foundation Series compute servers, which would decrease the ability of our Scale Out Series compute servers to increase our revenues. Further, because our customers are engaged in large-scale data center implementations, if customers believe that new generations of our products will become available in the near future, this perception may cause customers to delay or cancel existing orders, which would affect our ability to generate revenues in accordance with forecasted levels.

We rely on contract manufacturers to manufacture our products, and our failure to successfully manage our relationships with these contract manufacturers could impair our ability to deliver our systems in a manner consistent with required volumes or delivery schedules, which could damage our relationships with our customers and decrease our revenues.

We rely on contract manufacturers to assemble and test a majority of our products. In 2004, we relied on Sanmina-SCI Corporation to manufacture a majority of our products, although it manufactured less than a majority of our products in the first quarter of fiscal 2005. None of these third-party contract manufacturers are obligated to perform services or supply products to us for any specific period, or in any specific quantities, except as may be provided in a particular purchase order. Moreover, none of our contract manufacturers has provided contractual assurances to us that adequate capacity will be available to us to meet future demand for our products. If our contract manufacturers are not able to maintain our high standards of quality, are not able to increase capacity as needed, or are forced to shut down a factory, our ability to deliver quality products to our customers on a timely basis may decline, which would damage our relationships with customers, decrease our revenues and negatively impact our growth.

Our customers require a high degree of reliability in our products and services, and if we cannot meet their expectations our relationships with our customers could be damaged and demand for our products and services will decline.

Because our customers rely on our products and services for their enterprise or mission critical applications, any failure to provide high quality products and reliable services, whether caused by our own failure or failures by our suppliers or contract manufacturers, could damage our reputation and reduce demand for our products and services. In addition, delays in our ability to fill product orders as a result of quality control issues, such as an increase in failure rates or the rate of product returns, may negatively impact our relationships with our customers and harm our revenues and growth.

If we acquire or invest in other companies, assets or technologies and we are not able to integrate them with our business, or we do not realize the anticipated financial and strategic goals for any of these transactions, our financial performance may be impaired.

If appropriate opportunities present themselves, we may consider acquiring or making investments in companies, assets or technologies that we believe are strategic. We do not have any experience in doing so, and if we do succeed in acquiring or investing in a company, asset or technology, we will be exposed to a number of risks, including:

•	we may find that the acquired company, asset or technology does not further our business strategy, that we overpaid for the company, asset or technology or that the economic conditions underlying our acquisition decision have changed;

•	we may have difficulty integrating the assets, technologies, operations or personnel of an acquired company, or retaining the key personnel of the acquired company;

•	our ongoing business and management’s attention may be disrupted or diverted by transition or integration issues and the complexity of managing geographically or culturally diverse enterprises;

•	we may encounter difficulty entering and competing in new product or geographic markets or increased competition, including price competition or intellectual property litigation; and

•	we may experience significant problems or liabilities associated with product quality, technology and legal contingencies relating to the acquired business or technology, such as intellectual property or employment matters.

In addition, from time to time we may enter into negotiations for acquisitions or investments that are not ultimately consummated. These negotiations could result in significant diversion of management time, as well as substantial out-of-pocket costs. If we were to proceed with one or more significant acquisitions or investments in which the consideration included cash, we could be required to use a substantial portion of our available cash, including proceeds of this offering. To the extent we issue shares of capital stock or other rights to purchase capital stock, including options and warrants, existing stockholders might be diluted and earnings per share might decrease. In addition, acquisitions and investments may result in the incurrence of debt, large one-time write-offs, such as of acquired in-process research and development costs, and restructuring charges.

Risks Related to This Offering

There has been no prior market for our common stock, our stock price may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the public offering price.

There has been no public market for our common stock prior to this offering. The public offering price for our common stock will be determined through negotiations between the underwriters and us. This public offering price may vary from the market price of our common stock following this offering. If you purchase shares of our common stock, you may not be able to resell those shares at or above the public offering price. An active or liquid market in our common stock may not develop upon completion of this offering or, if it does develop, it may not be sustainable. The market price of our common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	price and volume fluctuations in the overall stock market;

•	changes in operating performance and stock market valuations of other technology companies generally, or those that sell enterprise computing products in particular;

•	actual or anticipated fluctuations in our operating results;

•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•	changes in financial estimates by any securities analysts who follow our company, our failure to meet these estimates or failure of those analysts to initiate or maintain coverage of our stock;

•	ratings downgrades by any securities analysts who follow our company;

•	the public’s response to our press releases or other public announcements, including our filings with the SEC;

•	announcements by us or our competitors of significant technical innovations, customer wins or losses, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	introduction of technologies or product enhancements that reduce the need for our products;

•	market conditions or trends in our industry or the economy as a whole;

•	the loss of one or more key customers;

•	the loss of key personnel;

•	the development and sustainability of an active trading market for our common stock;

•	lawsuits threatened or filed against us;

•	future sales of our common stock by our officers, directors and significant stockholders; and

•	other events or factors, including those resulting from war, incidents of terrorism or responses to these events.

In addition, the stock markets, and in particular The Nasdaq National Market, have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many technology companies. Stock prices of many technology companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were involved in securities litigation, it could have substantial costs and divert resources and the attention of management from our business.

Maintaining and improving our financial controls and the requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the NASDAQ Stock Market Rules, or Nasdaq rules. The requirements of these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and may also place undue strain on our personnel, systems and resources. The Exchange Act will require, among other things, that we file annual, quarterly and current reports with respect to our business and financial condition.

The Sarbanes-Oxley Act will require, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. This can be difficult to do. For example, in connection with our audit for the years ended December 31, 2003 and 2004, our independent registered public accounting firm noted a reportable condition with respect to the method of accounting that we applied to the embedded derivatives related to our mandatorily redeemable preferred stock, the preferred stock issued to two executives in exchange for promissory notes and certain stock options. As a result, audit adjusting entries were required for the years ended December 31, 2003 and 2004. Due to the magnitude of the adjustments, this reportable condition was determined to be a material weakness. The accounting for equity and derivative instruments is complex, and the relevant accounting implications must be closely monitored, researched and evaluated. To further this objective, our independent accountants recommended that our key accounting personnel attend training seminars on accounting for equity and derivative transactions to stay abreast of current authoritative pronouncements. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight will be required. We intend, prior to the end of the second quarter of 2005, to have our key accounting personnel attend a seminar or receive continuing education related to accounting for equity and derivative transactions. In addition, we recently added additional staff, including a corporate controller, to address complex accounting issues. As a result of this and similar activities, management’s attention may be diverted from other business concerns, which could have a material adverse effect on our business, financial condition and results of operations. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the Nasdaq National Market.

Under the Sarbanes-Oxley Act and Nasdaq rules, we are required to maintain an independent board. We also expect these rules and regulations will make it more difficult and more expensive for us to maintain directors’ and officers’ liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to maintain coverage. If we are unable to maintain adequate directors’ and officers’ insurance, our ability to recruit and retain qualified directors, especially those directors who may be deemed independent for purposes of Nasdaq rules, and officers will be significantly curtailed.

A significant portion of our total outstanding common stock is restricted from immediate resale but may be sold into the market in the near future. If there are substantial sales of our common stock, the price of our common stock could decline.

The price of our common stock could decline if there are substantial sales of our common stock by our existing stockholders and if a large number of shares of our common stock are available for sale. Upon completion of this offering, we will have outstanding 20,027,710 shares of common stock based on the number of shares outstanding as of March 31, 2005, and adjusting for the 6,250,000 shares that we are selling in this offering and the 9,015,999 shares issuable upon redemption of all outstanding preferred stock. The 6,250,000 shares being sold in this offering may be resold in the public market immediately following the closing of this offering. The remaining 13,777,710 shares, or 68.8% of our outstanding shares after this offering, are currently restricted as a result of securities laws, market standoff agreements entered into by our stockholders with us or lock-up agreements entered into by our stockholders with the underwriters but will be able to be sold in the public market in the near future as set forth below.

Number of shares and % of total outstanding	Date available for sale into public market
23,881 shares, or 0.1%	Beginning immediately upon the date of this prospectus.

13,753,829 shares, or 68.7%	Beginning 180 days after the date of this prospectus due to the market standoff agreements or lock-up agreements between the holders of these shares and the underwriters. However, Thomas Weisel Partners LLC can waive the provisions of these lock-up agreements and allow these stockholders to sell their shares at any time.

The holders of an aggregate of 13,767,250 shares of common stock as of March 31, 2005, after taking into account the conversion of our preferred stock, have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register all shares of common stock that we may issue under our employee benefit plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to vesting restrictions, the market standoff agreements, and the lock-up agreements described in “Underwriting.” For additional information, see “Shares Eligible for Future Sale.”

Due to these factors, sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock.

A portion of the net proceeds of this offering will be distributed immediately to the holders of our preferred stock and our founders, and our management will have broad discretion over the use of the remainder of the proceeds from this offering, and may invest or spend the proceeds of this offering in ways with which you disagree.

We will have broad discretion as to how the net proceeds from the shares we are selling in this offering will be used. Immediately upon the closing of the offering, approximately $24.6 million of the offering proceeds will be distributed to the holders of our preferred stock under our certificate of incorporation, including approximately $21.4 million that will be distributed to entities affiliated with Parthenon Capital and $523,000 and $240,000 that will be distributed to our chief executive officer and chief financial officer, respectively. In addition, we will use approximately $1.5 million of the net proceeds to repay one half of the principal amount of the promissory notes issued primarily to our founders in connection with the repurchase of a warrant agreement. Consequently, a significant portion of the net proceeds from the shares we are selling in this offering will not be available to fund our working capital requirements. After this initial distribution of proceeds, investors will be relying generally on the judgment of our board of directors and management regarding the application of the proceeds from the shares we are selling in this offering. Management’s failure to apply these funds effectively could have an adverse effect on our ability to execute our business plan. In addition, the market price of our common stock may fall if the market does not view our use of the proceeds from the shares we are selling in this offering favorably.

Our existing principal stockholders, executive officers and directors will continue to have substantial control over our company after this offering, which may prevent you or other stockholders from influencing significant corporate decisions.

Upon completion of this offering, assuming no exercise of the underwriters’ over-allotment option, our existing principal stockholders, executive officers and directors will beneficially own, in the aggregate, approximately 69.2% of our outstanding common stock, and our executive officers and directors will beneficially own, in the aggregate, approximately 27.3% of our outstanding common stock. As a result, these stockholders will, if they so choose, be able to substantially control all matters requiring stockholder approval. These matters include the election of directors and approval of significant corporate transactions, such as a merger, consolidation, takeover or other business combination involving us. Our existing principal stockholders, executive officers and directors may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentration of ownership could also adversely affect the market price of our common stock or reduce any premium over market price that an acquirer might otherwise pay.

Some provisions in our certificate of incorporation and bylaws may deter third parties from acquiring us.

Our certificate of incorporation and bylaws contain provisions that may make the acquisition of our company more difficult without the approval of our board of directors, including the following:

•	limitations on persons authorized to call a special meeting of stockholders;

•	our stockholders may take action only at a meeting of stockholders and not by written consent;

•	our certificate of incorporation authorizes undesignated preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval; and

•	advance notice procedures required for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders.

These anti-takeover defenses could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take other corporate actions you desire.

Section 203 of the Delaware General Corporation Law may delay, defer or prevent a change in control that our stockholders might consider to be in their best interests.

We are subject to Section 203 of the Delaware General Corporation Law, which, subject to some exceptions, prohibits “business combinations” between a Delaware corporation and an “interested stockholder,” which is generally defined as a stockholder who becomes a beneficial owner of 15% or more of a Delaware corporation’s voting stock for a three-year period following the date that the stockholder became an interested stockholder. Section 203 could have the effect of delaying, deferring or preventing a change in control that our stockholders might consider to be in their best interests. See “Description of Capital Stock.”

If you purchase shares of common stock sold in this offering, you will experience immediate and substantial dilution.

If you purchase shares of common stock in this offering, you will experience immediate dilution of $9.50 per share, because the assumed initial public offering price of $12.00 per share is substantially greater than the net tangible book value per share of the shares you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the assumed initial public offering price when they purchased their shares. You may also experience additional dilution upon future equity issuances or the exercise of stock options to purchase common stock granted to our employees, consultants and directors under our stock option plans.

We do not expect to pay any cash dividends for the foreseeable future.

We do not anticipate that we will pay any cash dividends to holders of our common stock in the foreseeable future and our credit facility with Silicon Valley Bank prevents us from doing so. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends in the foreseeable future should not purchase our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND TRADEMARKS

This prospectus, particularly the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that might cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include those listed under “Risk Factors” and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” the negative of these terms or other comparable terminology. This prospectus also contains forward-looking statements attributed to third parties relating to their estimates regarding the growth of the server and storage markets. We did not oversee or commission these third parties to make these estimates. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this prospectus. We qualify all of our forward-looking statements contained in this prospectus by these cautionary statements. This prospectus also contains statistical data that we obtained from industry publications and reports generated by International Data Corporation, or IDC. Although we have not independently verified their data, based on our industry experience, we believe that the publications are reliable and the conclusions contained in the publications and reports are reasonable.

“Rackable,” “Foundation Series,” “Scale Out Series” and the Rackable Systems logo are trademarks of Rackable Systems, Inc. All other trademarks or service marks appearing in this prospectus are trademarks or service marks of their respective owners.

USE OF PROCEEDS

We estimate that we will receive net proceeds from the sale of the 6,250,000 shares of our common stock being sold by us in this offering of approximately $68.5 million, based upon an assumed public offering price of $12.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses not paid by March 31, 2005. The principal purposes of this offering are to obtain additional capital, create a public market for our common stock, enhance our public profile, strengthen our ability to acquire other companies’ products and technologies and facilitate further access to public securities markets. To the extent that the underwriters exercise their over-allotment option to purchase up to 937,500 shares from the selling stockholders, we will not receive any of the proceeds from the sale of shares by the selling stockholders, although we will bear the costs, other than underwriting discounts and commissions, associated with those sales.

We expect to use approximately $24.6 million of the net proceeds received by us in this offering to redeem all outstanding shares of our preferred stock under the terms of our certificate of incorporation, including approximately $21.4 million that will be distributed to entities affiliated with Parthenon Capital and $523,000 and $240,000 that will be distributed to our chief executive officer and chief financial officer, respectively. In addition, we will use approximately $1.5 million of the net proceeds to repay one half of the principal amount of promissory notes issued primarily to our founders in connection with the repurchase of a warrant agreement that becomes payable upon the closing of this offering. The notes bear interest at 2.48% per annum, compounded and paid annually. The second half of the outstanding principal plus all of the accrued and unpaid interest is due and payable in full upon the earlier to occur of (1) the first secondary offering of our common stock or (2) 18 months following the effective date of this offering. We expect to use the remaining net proceeds of approximately $42.4 million for working capital and other general corporate purposes, including product development and expanding our manufacturing, engineering, operations, marketing and sales departments. We plan to add additional direct sales executives in other regions across the United States, including the Northeast, Midwest and Northwest. In addition, we plan to use net proceeds from this offering to build out our international sales and marketing presence in Europe and in Asia. However, we have not determined the amounts that we will expend in each of these areas. We may also use a portion of the proceeds to pay down our short-term line of credit with Silicon Valley Bank. As of March 31, 2005, the amount outstanding was approximately $19.5 million, and accrues interest at the bank’s prime rate plus 1% per annum and matures on August 31, 2005. We may also use a portion of the proceeds for the future acquisition of, or investment in, companies, assets or technologies that complement our business, although we are not pursuing any acquisitions or investments as of the date of this prospectus. We have not allocated specific amounts of net proceeds for any of these purposes.

Our management will have broad discretion in the application of the net proceeds remaining after the redemption of our preferred stock and the repayment of the promissory notes issued primarily to our founders, and investors will be relying on the judgment of our management regarding the application of these proceeds of this offering. Pending these uses, we plan to invest these net proceeds in short-term, interest bearing obligations, investment grade instruments, certificates of deposit or direct or guaranteed obligations of the United States. The goal with respect to the investment of these net proceeds is capital preservation and liquidity so that such funds are readily available to fund our operations.

DIVIDEND POLICY

We have never declared or paid any dividends on our capital stock. We currently intend to retain any future earnings to fund the development and expansion of our business, and therefore we do not anticipate paying cash dividends on our common stock in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors. In addition, our credit facility with Silicon Valley Bank prevents us from paying any dividends without its written consent.

CAPITALIZATION

The following table contains a summary of our balance sheet data as of March 31, 2005:

•	on an actual basis;

•	on a pro forma basis to reflect:

•	the conversion of our Series A preferred stock, to occur prior to the closing of this offering, which will result in (1) the issuance of the same number of shares of Series B preferred stock and (2) the issuance to the holders of the preferred stock of 9,015,999 shares of common stock;

•	on a pro forma as adjusted basis to reflect the pro forma adjustments above as well as:

•	the automatic redemption of our Series B preferred stock, to occur on or about the closing of this offering, which will result in (1) the payment to the holders of the Series B preferred stock of approximately $24.6 million in cash from the net proceeds of this offering, and (2) no preferred stock being outstanding after the conversion and redemption;

•	the use of approximately $1.5 million of the net proceeds to repay promissory notes issued primarily to our founders in connection with the repurchase of a warrant agreement, which will occur upon the closing of this offering;

•	the amendment and restatement of our certificate of incorporation following the closing of this offering; and

•	the sale of 6,250,000 shares of common stock offered by us at an assumed public offering price of $12.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses of approximately $1.8 million, of which approximately $563,000 had been paid as of March 31, 2005.

You should read this table together with our financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	As of March 31, 2005
	Actual	Pro Forma	Pro Forma As Adjusted
	(Unaudited)
	(in thousands, except share data)
Cash and cash equivalents	$1,793	$1,793	$44,191
Working capital	6,383	6,383	48,781
Total assets	60,826	60,826	102,661
Mandatorily Redeemable Preferred Stock (Series A), $0.001 par value:
23,320,000 shares authorized, 19,320,000 shares issued and outstanding, actual; 4,000,000 shares authorized and no shares issued and outstanding, pro forma; and no shares authorized and no shares issued and outstanding, pro forma as adjusted	24,248	—	—
Mandatorily Redeemable Preferred Stock (Series B), $0.001 par value:
23,320,000 shares authorized and no shares issued and outstanding, actual and pro forma as adjusted; 23,320,000 shares authorized and 19,320,000 shares issued and outstanding, pro forma	—	24,248	—
Stockholders’ equity (deficit):
Undesignated Preferred Stock, $0.001 par value:
No shares authorized, no shares issued and outstanding, actual and pro forma; and 12,000,000 shares authorized and no shares issued and outstanding, pro forma as adjusted	—	—	—
Common stock, $0.001 par value:
28,500,000 shares authorized, 4,761,711 shares issued and outstanding, actual; 28,500,000 shares authorized and 13,777,710 shares issued and outstanding, pro forma; and 120,000,000 shares authorized and 20,027,710 shares issued and outstanding, pro forma as adjusted	5	5	11
Additional paid-in capital	115,093	115,093	183,022
Deferred stock-based compensation	(2,395)	(2,395)	(2,395)
Accumulated deficit	(119,794)	(119,794)	(120,146)

Total stockholders’ equity (deficit)	(7,091)	(7,091)	60,492

Total capitalization	$17,157	$17,157	$60,492

The common stock outstanding after this offering is based on 4,761,711 shares of common stock outstanding as of March 31, 2005, plus 9,015,999 shares of common stock issuable upon conversion of all outstanding shares of our preferred stock and excludes:

•	2,638,635 shares of common stock issuable upon exercise of options outstanding at March 31, 2005, granted under our 2002 Stock Option Plan at a weighted average exercise price of $2.47 per share;

•	6,564 shares of common stock reserved for future issuance under our 2002 Stock Option Plan; and

•	an aggregate of 2,017,958 additional shares of common stock reserved for future grants under our 2005 Equity Incentive Plan, our 2005 Non-Employee Directors’ Stock Option Plan and our 2005 Employee Stock Purchase Plan, each of which was adopted by our Board of Directors and was approved by our stockholders in April 2005, becomes effective on the first day that our common stock is publicly traded, and contains provisions that automatically increase its share reserve each year, as more fully described in “Management—Equity Compensation and Defined Contribution Plans.”

DILUTION

Our historical net tangible book value (deficit) as of March 31, 2005 was approximately $(17.5 million), or $(1.27) per share of common stock. Historical net tangible book value (deficit) per share is determined by dividing our total tangible assets less total liabilities by the number of shares of our common stock outstanding after giving effect to (1) the conversion and automatic redemption of all of our preferred stock for, in the aggregate, approximately $24.6 million in cash and 9,015,999 shares of common stock, which will occur prior to or upon the closing of this offering, and (2) the use of approximately $1.5 million of the net proceeds to repay one half of the principal amount of promissory notes issued primarily to our founders in connection with the repurchase of a warrant agreement, which will occur upon the closing of this offering.

Investors participating in this offering will incur immediate and substantial dilution to the extent of the difference between the initial public offering price per share and the pro forma net tangible book value (deficit) per share of our common stock after this offering. After giving effect to the sale of 6,250,000 shares of common stock offered by us in this offering at the assumed public offering price of $12.00 per share, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, and after giving effect to the events described in clauses (1) and (2) in the preceding paragraph, our pro forma as adjusted net tangible book value (deficit) of our common stock as of March 31, 2005, would have been approximately $50.1 million, or $2.50 per share of common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $3.77 per share to existing stockholders and an immediate dilution of $9.50 per share to new investors participating in this offering.

The following table illustrates this per share dilution to new investors:

Assumed initial public offering price per share		$12.00
Pro forma net tangible book value (deficit) per share as of March 31, 2005	$(1.27)
Increase in net tangible book value (deficit) per share attributable to this offering	3.77

As adjusted net tangible book value (deficit) per share after this offering		2.50

Dilution per share to new investors in this offering		$9.50

The following table summarizes, as of March 31, 2005, on an as adjusted basis as described above, the differences between the number of shares of common stock purchased from us, the total price and the average price per share paid by the existing stockholders and by the new investors, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, at an assumed initial public offering price of $12.00 per share:

	Shares Purchased		Total Consideration			Average Price Per Share
	Number	Percent	Amount		Percent
Existing stockholders	13,777,710	68.8%	$1,048	(1)	—%	$0.00
New investors	6,250,000	31.2%	$75,000,000		100%	$12.00

Total	20,027,710	100%	$75,001,048		100%	$3.74

(1)	Consideration from existing stockholders consists solely of cash consideration paid for shares of our common stock and excludes the fair value of common stock issued or to be issued in connection with the following non-cash items: (a) 4,783,330 shares of common stock, valued at approximately $2.0 million, issued in connection with the acquisition of Old Rackable, (b) 8,998 shares of common stock issued in exchange for services valued at approximately $68,000, and (c) 9,799,999 shares of common stock issued or to be issued in connection with the conversion and redemption of all of our Series A preferred stock, which shares of preferred stock were purchased for an aggregate of $21.0 million and were redeemed or will be redeemed for an aggregate of approximately $26.7 million.

The discussion and tables above assume no exercise of any outstanding options.

SELECTED FINANCIAL DATA

You should read the following selected financial data for Rackable Systems together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and notes thereto included elsewhere in this prospectus.

The selected financial data set forth below are derived from our financial statements. The statements of operations data for the years ended September 30, 2002 and December 31, 2003 and 2004, the period from October 1, 2002 to December 22, 2002, and the period from December 23, 2002 to December 31, 2002, and the balance sheet data as of December 31, 2003 and 2004, are derived from our audited financial statements included elsewhere in this prospectus. The statements of operations data for the three months ended March 31, 2004 and 2005 and the balance sheet data as of March 31, 2005 are derived from our unaudited financial statements included elsewhere in this prospectus. The statement of operations data for the period from October 20, 1999 (inception) to September 30, 2000, and the year ended September 30, 2001, and the balance sheet data as of September 30, 2000, 2001 and 2002 and December 31, 2002, are derived from our audited financial statements not included in this prospectus. The historical results are not necessarily indicative of results to be expected in any future period.

	Old Rackable						Period from Dec 23, 2002 to Dec 31, 2002	Year Ended December 31,
	Period from Oct 20, 1999 to Sep 30, 2000	Year Ended September 30,			Period from Oct 1, 2002 to Dec 22, 2002					Three Months Ended March 31,
		2001		2002				2003	2004	2004	2005
										(Unaudited)
	(in thousands, except for per share data)
Statements of Operations Data:
Revenue	$9,390	$26,446		$20,370	$6,507		$717	$52,880	$109,743	$18,067	$30,489
Cost of revenue (1)	7,466	18,635		15,409	5,418		634	41,649	88,754	14,965	24,562

Gross profit	1,924	7,811		4,961	1,089		83	11,231	20,989	3,102	5,927

Operating expenses:
Research and development (1)	—	2,464		892	153		12	888	763	142	348
Sales and marketing (1)	80	1,762		1,364	413		80	4,977	10,780	1,809	2,981
General and administrative (1)	114	2,728		1,544	828		117	5,056	11,062	1,090	1,649

Total operating expenses	194	6,954		3,800	1,394		209	10,921	22,605	3,041	4,978

Income (loss) from operations	1,730	857		1,161	(305)		(126)	310	(1,616)	61	949

Other income (expense):
Change in fair value of embedded derivatives in preferred stock	—	—		—	—		(1,211)	(51,388)	(51,267)	(12,888)	(4,192)
Interest income	4	49		9	—		2	47	12	4	2
Interest expense	(6)	(4)		(56)	(14)		—	(1,088)	(2,493)	(568)	(782)
Gain on sale of investment	—	—		—	—		—	—	2,968	—	—
Other income (expense), net	11	8		(92)	—		—	3	—	—	—

Total other income (expense), net	9	53		(139)	(14)		(1,209)	(52,426)	(50,780)	(13,452)	(4,972)

Income (loss) before tax	1,739	910		1,022	(319)		(1,335)	(52,116)	(52,396)	(13,391)	(4,023)
Income tax benefit (provision)	(8)	(2)		(18)	—		42	(548)	(2,994)	(520)	(333)

Net income (loss)	1,731	908		1,004	(319)		(1,293)	(52,664)	(55,390)	(13,911)	(4,356)
Accretion of redeemable convertible preferred stock	—	—		—	—		(4,644)	(1,447)	—	—	—

Net income (loss) attributable to common stockholders	$1,731	$908		$1,004	$(319)		$(5,937)	$(54,111)	$(55,390)	$(13,911)	$(4,356)

Net income (loss) per share attributable to common stockholders:
Basic and diluted	—	$0.10	(3)	$0.09 (3)	$(0.03	)(3)	$(1.83)	$(16.64)	$(11.43)	$(2.91)	$(0.84)

Shares used in computing net income (loss) per share attributable to common stockholders:
Basic and diluted	—	8,807	(3)	10,636 (3)	10,636	(3)	3,251	3,251	4,848	4,783	5,206

Pro forma net income (loss) per share attributable to common stockholders (2):
Basic									$(0.26)		$0.03

Diluted									$(0.26)		$0.02

Shares used in computing pro forma net income (loss) per share attributable to common stockholders (2):
Basic									16,771		16,426

Diluted									16,771		18,510

Other Financial Information:
EBITDA (4)	$1,742	$882		$1,118	$(254)		$(1,163)	$(49,244)	$(48,014)	$(12,246)	$(2,389)

Adjusted EBITDA (4)	$1,742	$882		$1,118	$(254)		$48	$2,144	$285	$642	$1,803

(1)	Includes non-cash stock-based compensation of the following:

	Old Rackable				Period from Dec 23, 2002 to Dec 31, 2002			Three Months Ended March 31,
	Period from Oct 20, 1999 to Sep 30, 2000	Year Ended September 30,		Period from Oct 1, 2002 to Dec 22, 2002		Year Ended December 31,
		2001	2002			2003	2004	2004	2005
								(Unaudited)
	(in thousands, except for per share data)

Cost of revenue	$—	$—	$—	$—	$—	$10	$74	$16	$25
Research and development	—	—	—	—	—	—	44	10	17
Sales and marketing	—	—	—	—	—	34	155	22	65
General and administrative	—	—	—	—	16	925	4,505	125	32

Total	$—	$—	$—	$—	$16	$969	$4,778	$173	$139

(2)	We are required to redeem all outstanding shares of our Series A redeemable preferred stock contemporaneously with the sale of our common stock in this offering. Each share of Series A preferred is effectively redeemed by conversion into one conversion unit, which consists of one share of Series B redeemable preferred stock to be redeemed for cash, and approximately 0.467 shares (as adjusted for the impact of the 2-for-3 reverse stock split that occurred on April 27, 2005) of common stock. The calculation of pro forma basic and diluted net income (loss) per share assumes that the 21,000,000 shares of Series A preferred outstanding at January 1, 2004 were redeemed at that date. Pro forma basic and diluted net income (loss) is accordingly adjusted to (1) exclude charges for the change in fair value of embedded derivatives and accretion of dividends recorded as interest expense related to the Series A preferred which were included in actual net income (loss) attributable to common stockholders during 2004 and 2005 (given that the derivative accounting and accretion of dividends would have ceased at January 1, 2004, assuming the redemption and conversion of the Series A preferred had occurred at that date) and (2) include the interest expense associated with the accretion of the carrying amount of the Series A preferred at January 1, 2004 to the full redemption amount of the Series B preferred into which it would have converted at that date. The weighted average number of outstanding common shares in the pro forma net income (loss) per share calculation assumes, as of January 1, 2004, the issuance of 2,187,500 shares of common stock (the proceeds of which, calculated at an assumed offering price of $12.00 per share, are assumed used to redeem the portion of the conversion unit related to the Series B preferred ) plus an additional 9,799,999 shares of common stock (which reflects the approximately 0.467 shares of common stock issuable for each of the 21,000,000 shares of Series A preferred which are assumed converted into a conversion unit).

(3)	Does not take into account the 2-for-3 reverse stock split that occurred on April 27, 2005 because the reverse stock split does not pertain to Old Rackable.

(4)	We use two financial measures not calculated in accordance with GAAP. EBITDA is a non-GAAP financial measure and represents net income (loss) plus interest expense, income tax provision, depreciation and amortization, less interest income. We also use the non-GAAP financial measure “Adjusted EBITDA” which excludes from EBITDA change in fair value of embedded derivatives in preferred stock and gain on sale of investment. EBITDA and Adjusted EBITDA may not be comparable to EBITDA and Adjusted EBITDA as reported by other companies. The computation of EBITDA and Adjusted EBITDA are as follows:

	Old Rackable				Period from Dec 23, 2002 to Dec 31, 2002			Three Months Ended March 31,
	Period from Oct 20, 1999 to Sep 30, 2000	Year Ended September 30,		Period from Oct 1, 2002 to Dec 22, 2002		Year Ended December 31,
		2001	2002			2003	2004	2004	2005
								(Unaudited)
	(in thousands, except for per share data)

Reconciliation of Net Income (Loss) to Adjusted EBITDA:
Net income (loss)—as reported	$1,731	$908	$1,004	$(319)	$(1,293)	$(52,664)	$(55,390)	$(13,911)	$(4,356)
Add back (deduct):
Interest expense	6	4	56	14	—	1,088	2,493	568	782
Income tax provision (benefit)	8	2	18	—	(42)	548	2,994	520	333
Depreciation and amortization	1	17	49	51	174	1,831	1,901	581	854
Interest income	(4)	(49)	(9)	—	(2)	(47)	(12)	(4)	(2)

EBITDA	$1,742	$882	$1,118	$(254)	$(1,163)	$(49,244)	$(48,014)	$(12,246)	$(2,389)

Add back (deduct):
Change in fair value of embedded derivatives in preferred stock	—	—	—	—	1,211	51,388	51,267	12,888	4,192
Gain on sale of investment	—	—	—	—	—	—	(2,968)	—	—

Adjusted EBITDA	$1,742	$882	$1,118	$(254)	$48	$2,144	$285	$642	$1,803

EBITDA is relevant and useful information, which is often reported and widely used by analysts, investors and other interested parties in our industry, and so we believe our reporting EBITDA better assists investors in comparing our operating performance to those of other companies in our industry. Given that the embedded derivatives in preferred stock was reclassified to additional paid-in capital in February 2005 when Rackable Investment LLC relinquished its option to receive cash in lieu of common stock upon redemption of the Series A preferred stock, there will be no further charges for change in fair value of the embedded derivatives in preferred stock. As a result, we report Adjusted EBITDA which excludes the embedded derivatives charge from our financial results. Further, Adjusted EBITDA excludes gain on sale of investment, as this amount was from stock we took as payment for products, and we have not taken any other stock for payment nor do we expect to do so. We believe Adjusted EBITDA gives investors a presentation of our operating performance in prior periods that reflects how we will be reporting our operating performance in future periods, which provides investors with additional information in assessing our prospects as well as enables investors to engage in a more comprehensive analysis of our core operating performance. However, neither EBITDA nor Adjusted EBITDA is a measure of financial performance under GAAP and each of EBITDA and Adjusted EBITDA should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with GAAP, such as net income (loss). Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures,” particularly under the subheading “Limitations of EBITDA and Adjusted EBITDA,” for further information regarding limitations relating to the use of EBITDA and Adjusted EBITDA.

Management uses Adjusted EBITDA for planning purposes, including the preparation of annual operating budgets, to determine appropriate levels of operating and capital investments and as one of the target elements in our compensation incentive programs. We therefore utilize Adjusted EBITDA as a useful alternative to net income (loss) as an indicator of our performance. While we believe that some of the items excluded from Adjusted EBITDA are not indicative of our core operating results, these items do impact our statements of operations, and management therefore utilizes Adjusted EBITDA as an operating performance measure in conjunction with GAAP measures such as net income (loss) and gross profit. Management uses EBITDA to calculate Adjusted EBITDA.

	Old Rackable
	As of September 30,			December 31, 2002	December 31, 2003	December 31, 2004	March 31, 2005

	2000	2001	2002
							(Unaudited)
				(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$116	$1,935	$—	$6,664	$2,320	$17,111	$1,793
Working capital	1,370	(677)	2,533	8,956	11,302	12,220	6,383
Total assets	3,263	5,469	9,882	23,785	29,526	56,309	60,826
Total liabilities	1,844	5,865	9,245	9,081	87,517	161,064	67,917
Total stockholders’ equity (deficit)	1,419	(397)	637	(4,581)	(57,991)	(104,755)	(7,091)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with, and is qualified in its entirety by reference to, our financial statements and the related notes included elsewhere in this prospectus. The discussions in this section contain forward-looking statements that involve risks and uncertainties, and actual results could differ materially from those discussed below. See “Risk Factors” and “Special Note Regarding Forward-Looking Statements” for a discussion of these risks and uncertainties.

Overview

General

We develop, market and sell server and storage systems purpose-built for large-scale data center deployments. Recently, enterprises have begun to deploy large-scale computing and storage farms by aggregating large numbers of relatively inexpensive, open-standard modular computing and storage systems, also known as “scale out” systems. These scale out systems typically run low-cost operating systems such as Linux and Windows and, we believe, enable enterprises to meet their computing and storage requirements at a lower total cost of ownership and provide enterprises with greater flexibility and scalability.

We have developed innovative technologies in the areas of chassis and cabinet design, power distribution techniques and hardware-based remote management technology. Our Foundation Series compute server uses our half-depth design, enabling back-to-back mounting for higher server density and improved thermal management. We hold patents associated with our Foundation Series cabinet and chassis design, and have applied for patent protection in additional areas. We currently depend on sales of our Foundation Series compute servers for a large majority of our revenues. In August 2004, we expanded our product line to include the Scale Out Series of compute servers as an additional offering in our product line, which we designed to further increase density levels, improve thermal management, and enhance cable management and system serviceability. We also offer low-cost, high-capacity storage systems, which leverage many of our core server technologies, to help enterprises cost-effectively meet their increasing data storage requirements.

We market our systems primarily through our direct sales force to enterprises within the United States. We focus our sales and marketing activities on enterprises that typically purchase 100 or more servers per year. To date, we have concentrated our marketing efforts on leading Internet companies, as well as customers with high-performance computing requirements in vertical markets such as semiconductor design, enterprise software, federal government, entertainment, financial services, oil and gas exploration and biotechnology and pharmaceuticals. We have sold our products to over 100 customers to date.

Our company was founded in 1999, and we have grown rapidly over the past two years. We began selling our Foundation Series compute server products in early 2000. By the end of December 2002, when we received our major private financing, we employed approximately 31 people. Subsequent to then, we began to build out our national sales presence by adding remote sales offices in Texas, Southern California, Atlanta and Boston. Since January 2003, we have also expanded our operational infrastructure to support additional growth and, as of March 31, 2005, had 135 full-time employees. Revenue for the year ended September 30, 2002, was $20.4 million, and grew to $109.7 million for the year ended December 31, 2004.

Corporate Organization

In October 1999, Giovanni Coglitore, Nikolai Gallo and Jack Randall, whom we refer to collectively as our “founders,” formed Rackable Systems LLC, which we refer to as “Old LLC,” and began the operations of our business. In December 2000, our predecessor corporation, GNJ, Inc., which was owned by the founders and which we refer to as “Old Rackable,” purchased all of the assets and assumed all of the liabilities of Old LLC. Old LLC was later merged with and into Old Rackable in January 2001. In December 2002, Old Rackable sold substantially all of its assets and transferred substantially all of its liabilities to a new Delaware corporation, the current legal entity for our company, which we refer to as “New Rackable.” We refer to this transaction as the “Rackable Purchase.” In connection with the Rackable Purchase, New Rackable issued common stock to Old Rackable and, in order to finance the purchase, issued preferred stock to a limited liability company controlled by Parthenon Capital that is redeemable for cash and has a conversion feature that is convertible into common stock and votes with the common stock on an as-if-converted basis. As of March 31, 2005, approximately 61.1% of our common stock was beneficially owned by Parthenon Capital and its affiliates, approximately 27.4% was beneficially owned by our founders, and approximately 13.5% was beneficially owned by members of our management team other than our founders, as calculated in accordance with SEC rules. The remainder of our common stock is beneficially owned by private investors and current and former employees and consultants. After completion of this offering, assuming no exercise of the underwriters’ over-allotment option, Parthenon Capital and its affiliates will beneficially own approximately 42.0% of our outstanding common stock.

Basis of Presentation

Our financial statements include the accounts of Old LLC and Old Rackable for the year ended September 30, 2001, the accounts of Old Rackable for the year ended September 30, 2002, and for the period from October 1, 2002 to December 22, 2002, and the accounts of New Rackable for the period from December 23, 2002 through December 31, 2002, and for all subsequent periods thereafter. In the discussion of our financial statements for the year ended September 30, 2001, the financial statements for fiscal 2001 are combined financial results for Old LLC and Old Rackable in this time period.

Fiscal Year

Our fiscal year currently is the calendar year. However, prior to 2003 Old Rackable’s fiscal year ended on September 30 of the year. Consequently, our last three fiscal years are the 12 months ended on September 30, 2002, and December 31, 2003 and 2004.

Beginning with the first quarter of calendar 2003, if the last day of the calendar quarter does not end on a Saturday, our fiscal quarter ends on the first Saturday following the last day of the calendar quarter. For presentation purposes, we refer to the end of the quarter and year as the last day of the calendar quarter and year. For example, when we refer to our year ended December 31, 2004, we mean the period beginning on January 4, 2004 and ending on January 1, 2005, and when we refer to the three months ended March 31, 2005, we mean the period beginning January 2, 2005 and ending on April 2, 2005.

Revenues and Expenses

We derive our revenues from the sale of our products and services directly to end users as well as to resellers. Our revenue recognition policy is described in more detail under “Critical Accounting Policies, Significant Judgments and Estimates.”

Product revenue.    Our product revenue is derived from the sale of server and storage systems. The main factors which impact our revenue are unit volumes shipped and average selling prices. For the years ended September 30, 2002, December 31, 2003 and December 31, 2004, and the three months ended March 31, 2004 and 2005, our unit volumes were approximately 7,000, 15,400, 28,100, 6,200 and 8,400 respectively. Our average selling prices for the same periods were approximately $2,900, $3,400, $3,900, $2,900 and $3,600 respectively. During 2004 and the quarter ended March 31, 2005, average selling prices increased primarily as a result of the sale of more systems based on the AMD 64-bit Opteron platform that provides for more memory as compared to our traditional systems based on 32-bit architecture. Overall, we expect average selling prices for similar products to decline over time as our products mature in the market and are replaced with new products with increased performance and superior features. The introduction of new product lines, depending upon configurations, could temporarily increase our average selling prices. In general, however, the average selling prices of server and storage systems have historically decreased over time.

Service revenue.    In 2004, we began to develop our services organization and began offering service and maintenance contracts to all customers. Prior to 2004, we only offered service and maintenance contracts upon customer request. We generate service revenue from the sale of three standard maintenance contract service offerings as well as custom maintenance contracts that are tailored to individual customers’ needs. We recognize service revenue ratably over the service periods. Maintenance contracts are priced as a percentage of the list price of the underlying products to which the service relates. Maintenance contracts are typically one or two years in length, and we will actively pursue renewals of these contracts. Our customers may change to a different maintenance contract upon renewal. While we recently began to offer each customer maintenance contracts or an extended warranty for up to three years, some customers will choose not to purchase a maintenance contract or an extended warranty and instead rely solely upon our limited one-year product warranty. These customers have the option to purchase a service plan in the following year. We generally use third-party service providers rather than establish our own on-site service capabilities in regions where we have limited customer concentrations and it is more cost-effective for us to do so. We also generate service revenue from implementation services.

During 2003 and 2004 and the three months ended March 31, 2005, we had no material revenues from services; we generated substantially all of our revenue from sales of our products. We derived 3% and less than 1% of our product revenue in 2004 and 2003, respectively, and 1% of our product revenue for the three months ended March 31, 2005, from products shipped to locations outside the United States, including to foreign offices of customers based or with operations in the United States. In 2003, direct sales represented 100% of product revenue, and in 2004, direct sales and indirect sales through resellers represented 97% and 3% of product revenue, respectively. For the three months ended March 31, 2005, direct sales and indirect sales through resellers represented 89% and 11% of product revenue, respectively. Prior to 2004, we did not make a concerted effort to sell service and maintenance contracts. With the recent development of our services organization and offerings, we anticipate that services revenues will continue to increase in 2005.

During each of 2003 and 2004, the sale of server products represented approximately 93% of revenues and the sale of storage systems represented approximately 7% of revenues. During the three months ended March 31, 2005, the sale of server products and storage systems represented 94% and 6% of total revenues, respectively. We sell some server systems that have storage capacity. For purposes of this comparison, we define storage systems as products with the capacity to contain six or more hard disk data drives.

A relatively small number of our customers have historically accounted for a significant portion of our revenue, and we expect this trend to continue. Because our revenue has largely been generated in connection with these customers’ decisions to deploy large-scale server and storage farms, their capacity requirements can become fulfilled, whether temporarily or otherwise, and as a result they could purchase significantly fewer or no products from us in subsequent periods. Inktomi and Electronic Arts together accounted for 41% of our revenue in the year ended September 30, 2002, and 34% for the three months ended December 31, 2002. Yahoo! and Inktomi, which has since been acquired by Yahoo!, collectively accounted for 46% of our revenue in 2003. In 2004, Microsoft (for which Hewlett-Packard acted as a contractual reseller for the majority of our sales) and Yahoo! accounted for 36% and 23% of our revenue, respectively. For the three months ended March 31, 2005, Microsoft and Yahoo! accounted for 6% and 27% of our revenue, respectively. At the request of Microsoft, we entered into a reseller agreement with Hewlett-Packard, with a term of one year, for the sole purpose of providing equipment to Microsoft. Although this agreement expired in January 2005, we do not anticipate any economic or business consequences on our operations as a consequence of the termination of this agreement. It would be difficult to replace lost revenue resulting from the loss of, or the reduction, cancellation or delay in purchase orders by, any one of these customers. In addition, any significant pricing pressure exerted by a key customer could adversely affect our operating results.

Cost of Revenue

Cost of product revenue.    Cost of product revenue primarily consists of the costs to manufacture our finished products and the costs we pay to our suppliers for processors, memory and other components used in our systems.

Our costs to manufacture products include both the cost of our in-house manufacturing organization as well as the cost of our third-party contract manufacturers. Typically, we utilize our in-house manufacturing capability for smaller builds, of usually 50 units or less, and to support our warranty and repair efforts. For our larger builds, we customarily utilize third-party contract manufacturers. Our current contract manufacturers include Sanmina-SCI, E-Cycle and Synnex. Cost of product revenue also includes provisions for warranty and excess or obsolete inventory and compensation costs, including stock-based compensation which historically has not been significant.

Cost of service revenue.    Cost of service revenue consists of the cost of using spare parts in providing customer service, freight costs for shipping spare parts, personnel and related compensation costs, including stock-based compensation which historically has not been significant, and the costs we incur related to the provision of service by our third-party service providers.

Gross profit.    Our gross profit is impacted primarily by the magnitude of discounts provided to customers for purchasing our products, by changes in our cost of product revenue, and by changes in our product mix. The discounts we provide to customers are often driven by competitive pricing pressures, with greater discounts generally given to customers with higher volume purchases or to new strategic customers that we believe will place future large orders. We intend to lower our cost of product revenue by enhancing product design and working with our suppliers to reduce production and component costs. A large component of our cost of product revenue that impacts gross profit is DRAM pricing. In 2004, DRAM represented approximately 30% of our cost of revenue. Historically, pricing for DRAM has been volatile in response to market supply and demand. In general, DRAM is becoming a larger percentage of our bill of materials due to increased memory requirements. In periods of high memory prices and tight allocations where our ability to procure memory has been limited, our gross profit and ability to meet customer commitments have been negatively impacted.

Operating Expenses

Research and development expense.    Research and development expense consists primarily of employee, contractor, and related personnel costs, expenses related to new component testing and evaluation, test equipment, design and implementation, new product design and testing and other product development activities. All research and development costs are expensed as incurred. In order to minimize research and development expense, we work closely with our customers to develop product innovations and incorporate these into subsequent product design. This cooperative approach allows us to develop products that meet our customers’ needs in a cost-effective manner. We expect our spending on research and development to increase during 2005 due to our plans to continue to expand our product portfolio and add new features to our existing products.

Sales and marketing expense.    Sales and marketing expense consists primarily of salaries and commissions paid to our sales and service employees and salaries paid to our engineers who work with our sales and service employees to help determine the components and configuration requirements for new products. We also incur marketing expenses for marketing activities such as trade shows, direct mail and print advertising. We expect our sales and marketing expense to increase during 2005 as we hire additional sales personnel.

General and administrative expense.    General and administrative expense consists primarily of salaries and overhead of our administrative staff and, to a lesser extent, amortization of patents we acquired in the Rackable Purchase. We expect our general and administrative expense to increase, as we will incur additional legal, accounting, administrative and other costs and expenses as a public company that we did not incur as a private company, particularly as a result of the compliance obligations with the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission, the Public Company Accounting Oversight Board and The NASDAQ Stock Market. We also expect to incur substantially higher costs as a result of the increase in the size of our board of directors, which we have implemented in order to meet the NASDAQ independence requirements, as well as to obtain directors’ and officers’ insurance. We cannot estimate the amount of additional costs we may incur or the timing of such costs. We are currently amortizing the patents we acquired in the Rackable Purchase at a rate of approximately $1.4 million per year, which amortization will cease at the end of 2007.

Change in fair value of embedded derivatives in preferred stock.    On December 23, 2002, in connection with the Rackable Purchase, as described in “Corporate Organization” above, we issued 20,000,000 shares of our Series A preferred stock for a total consideration of $20.0 million, and subsequently in February 2003 issued an additional 1,000,000 shares of our Series A preferred stock for a total consideration of $1.0 million. The Series A preferred stock redemption features contain two embedded derivatives. In accordance with the provisions of SFAS No. 133 (Accounting for Derivative Instruments and Hedging Activities), we have been required to adjust the carrying value of the embedded derivatives to fair value at each reporting date and recognize the change in fair value in the statements of operations. We discuss the accounting for the embedded derivatives in “Critical Accounting Policies, Significant Judgments and Estimates” below.

Interest income.    Interest income consists of interest earned from our money market account with Silicon Valley Bank.

Interest expense.    Interest expense consists of the interest expense associated with our bank borrowings and the accretion of dividends on our Series A preferred stock subsequent to the adoption of SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity on July 1, 2003. Pursuant to adoption of SFAS No. 150, on July 1, 2003, we reclassified $21.4 million, the carrying amount of the Series A preferred stock at that date, including cumulative accretion to redemption value, from mezzanine debt to long-term liabilities. Also, under SFAS No. 150, we will charge further accretion to the redemption value to interest expense. The non-cash portion of interest expense associated with the accretion of the Series A preferred stock dividends under SFAS No. 150 was $1.1 million, $2.4 million and $597,000, respectively, for the years ended December 31, 2003 and 2004, and the three months ended March 31, 2005.

Provision for income taxes.    We recognize deferred assets and liabilities on differences between the book and tax basis of assets and liabilities using currently enacted tax rates. As a result of the Series A preferred stock financing, we have recorded charges to operations related to the treatment of embedded derivatives pursuant to SFAS No. 133 (see “Change in Fair Value of Embedded Derivatives in Preferred Stock”) and have recorded interest expense charges pursuant to SFAS No. 150 (see “Interest Expense”) for accretion to the redemption value of the Series A preferred stock. These charges represent permanent non-tax deductible expense. As a result of these permanent tax differences, our effective tax rate was (1)%, (6)% and (8)% for the years ended December 31, 2003 and 2004 and the three months ended March 31, 2005, respectively. For the years ended September 30, 2001 and 2002, the Old Rackable was an S-Corporation and did not pay income tax at the corporate level, but did pay franchise taxes to Delaware and California that were immaterial. As a result, we do not believe that the effective tax rate for these periods is meaningful.

We have no net operating loss carryforwards.

We anticipate that our annual effective tax rate will be approximately 41% to 44% subsequent to the completion of this offering upon the redemption of the Series A preferred stock and the elimination of the liability and permanent tax differences related to the embedded derivatives, at which point there will be no further charges resulting from the application of SFAS No. 133 and SFAS No. 150 to these embedded derivatives.

Notes receivable from executives.    In connection with the Rackable Purchase, we issued to two of our executive officers a total of 800,000 shares of Series A preferred stock, with an aggregate fair value of $800,000, in exchange for promissory notes payable in full on the earliest to occur of (1) December 20, 2011, (2) a sale of the company or (3) the filing of a registration statement relating to our common stock. We also entered into deferred compensation agreements with both executives on December 23, 2002, which provided for deferred compensation to both executives for their services in connection with the Rackable Purchase, payable upon the earliest to occur of (1) December 23, 2012, (2) a sale of the company or (3) the filing of a registration statement relating to our common stock. We accounted for the notes receivable and the Series A preferred stock as a stock option under Emerging Issues Task Force, or EITF, Issue No. 95-16, Accounting for Stock Compensation Arrangements with Employer Loan Features under APB Opinion No. 25. Under the provisions of APB No. 25, a measurement date was not clearly established and, therefore, we followed variable accounting for the stock option by remeasuring the fair value of such award quarterly until the executives repaid the promissory notes on September 30, 2004. As a result, we recognized a compensation charge to operations of $268,000, $439,000 and $0 for the years ended December 31, 2003 and 2004 and the three months ended March 31, 2005, respectively. On September 30, 2004, we amended the deferred compensation agreements with the two executive officers and satisfied our deferred compensation liability by lump-sum payments to each of them in the aggregate amount of $850,000, which was, in turn, used by them to repay their promissory notes. As a result of this repayment, we recorded a charge of $4.0 million in the year ended December 31, 2004, representing the unamortized deferred compensation expense as of the time of repayment. We do not anticipate any further charges to operations resulting from these agreements.

Founder stock repurchase agreement.    In connection with the Rackable Purchase, we obtained the right to repurchase up to 33% of the aggregate common stock issued to our founders, subject to their continuous employment through December 23, 2003. Under the provisions of EITF Issue No. 95-8, Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination, we accounted for the fair value of the portion of the issued common stock subject to repurchase, totaling 1,532,682 shares, as deferred compensation in the amount of $669,000, which we recognized through a charge to general and administrative expense in the amount of $16,000 and $653,000 in the period from December 23, 2002 through December 31, 2002 and the period ended December 31, 2003, respectively. We anticipate no further compensation expense charges related to this matter.

In connection with the Rackable Purchase, Old Rackable was also entitled to receive additional warrants to purchase our common stock if we achieved specified performance targets. In May 2003, Old Rackable assigned its interests in the warrants to its equityholders in accordance with their ownership percentages of Old Rackable. On December 31, 2004, we repurchased the warrant issuance obligation (of which approximately 96% was allocated to the three founders of Old Rackable who continued their employment with us subsequent to the acquisition) and entered into a promissory note arrangement with each of the former stockholders of Old Rackable for an aggregate principal amount of $3.0 million. Consequently, under the provisions of EITF 95-8, Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination, we accounted for 33% of the repurchase price for the warrant issuance obligation to the founders, or $960,000, through a charge to general and administrative expense during the quarter ended December 31, 2004, with the remaining approximately $2.0 million to be recorded as an addition to goodwill.

Volatility of Operating Results

Our business and operating results depend upon the capital procurement cycles of our customers. Due to large individual orders relative to our overall revenue, our quarterly revenue can fluctuate greatly from period to period. Over the past several years, we have experienced significant fluctuations in customer orders for our products. To date, however, we have not noted any seasonal purchasing trends for our products. Sharp decreases in demand for our products may negatively impact our gross profit and operating margins due to the smaller revenue base over which to allocate overhead, as the majority of our overhead is headcount which we may be unable to reduce quickly in response to the reduced demand. For the years ended December 31, 2003 and 2004 and the three months ended March 31, 2005, approximately 50%, 45% and 58%, respectively, of our operating expenses was directly related to wages, benefits, payroll taxes and health insurance for our headcount. In periods of high demand for our products, we generally need to increase quickly our production of systems, requiring us to order additional inventory, effectively manage our component supply chain, hire additional employees and expand, if necessary, our manufacturing capacity. If we are unable to respond to rapid increases in demand for our products on a timely basis or to manage any corresponding expansion of our manufacturing capacity effectively, we could lose business to our competitors and may not be able to take advantage of this increased demand. Our operating results can also be affected by volatile price changes for components from our supplier base, particularly for DRAM, for which prices have fluctuated greatly in the past.

Critical Accounting Policies, Significant Judgments and Estimates

Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses and related disclosure at the date of our financial statements. On an ongoing basis, we evaluate our estimates and judgments, including those related to receivables, inventories, intangible assets, stock compensation and income taxes. We base our estimates and judgments on historical experience and on various other factors that we believe to be reasonable under the circumstances, the results of which form the basis of our judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. We consider certain accounting policies related to revenue recognition, allocation of the Rackable Purchase price, allowance for doubtful accounts, embedded derivatives, inventory valuation, warranty liability, accounting for income taxes, valuation of intangible assets and goodwill and stock options to employees to be critical policies due to the estimates and judgments involved in each.

Revenue Recognition

Our standard arrangement for our customers includes a valid purchase order or contract, no right of return of delivered products and no customer acceptance provisions. We recognize revenue from sales of products when:

•	we enter into a legally binding arrangement with a customer;

•	we ship the products (unless the contact calls for free on board destination);

•	customer payment is deemed fixed or determinable and free of contingencies or significant uncertainties; and

•	collection is probable.

We recognize revenue generally upon shipment of the product. In arrangements that specify title transfer upon delivery, we do not recognize revenue until the product is delivered. In addition, if we have not substantially completed a product or fulfilled the terms of the agreement at the time of shipment, we defer revenue recognition until completion. Management’s judgment is used mostly to make the determinations required in the third and fourth bullet points above. We determine whether these criteria are met based on our judgment regarding the fixed nature of the amounts charged for the products delivered and the collectability of those amounts. For support and maintenance arrangements, we recognize revenue ratably over the service periods. We recognize revenue associated with installation services upon completion of the services.

Allocation of Rackable Purchase Pursuant to Purchase Accounting and Valuation of Intangible Assets and Goodwill

The Rackable Purchase constituted a purchase transaction by New Rackable of substantially all of the operating assets and liabilities of Old Rackable. Under purchase accounting rules, as per SFAS No. 141, Business Combinations issued by FASB in June 2001, we have allocated the net purchase price to the acquired assets and liabilities of New Rackable based on their estimated fair values at the date of the December 2002 transaction. In accordance with SFAS No. 141, our financial statements as of and for all periods subsequent to December 23, 2002 reflect the new basis of the assets and liabilities acquired from Old Rackable at that date. We engaged a third-party appraisal firm to assist us in determining the fair values of the assets acquired and the liabilities assumed. Management was responsible for determining the key assumptions used in determining the fair values of the assets acquired and the liabilities assumed. These valuations required us to make significant estimates and assumptions, especially with respect to intangible assets.

The critical estimates we used in allocating the purchase price and valuing specific intangible assets include, but were not limited to: future expected cash flows from customer contracts, customer lists, distribution agreements, stock in a customer we had acquired from Old Rackable, developed technologies and patents; and brand awareness and market position of acquired products and assumptions about the period of time the brand will continue to be used in the combined product portfolio. Our estimates of fair value at the time when they were made were based upon assumptions that we believed to be reasonable, but which are inherently uncertain and unpredictable.

We periodically evaluate our intangible assets and goodwill in accordance with SFAS No. 142, Goodwill and Other Intangible Assets, for indications of impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Intangible assets include goodwill, patents, customer list, customer backlog and tradename. Factors we consider important that could trigger an impairment review include significant under-performance relative to historical or projected future operating results, significant changes in the manner we use the acquired assets or the strategy for our overall business, or significant negative industry or economic trends. The provisions of SFAS No. 142 also require an annual impairment test for goodwill and other intangible assets not subject to amortization, such as trade names, or more frequently if impairment indicators arise. In testing for a potential impairment of goodwill, the provisions of SFAS No. 142 require the application of a fair value based test at the reporting unit level. We operate in two segments, high density compute servers and high capacity storage systems, each of which is considered a reporting unit. Essentially all of our operations, at the time of the Rackable Purchase, pertained to our high density compute server segment. Therefore, we consider all goodwill to be related to the high density compute server segment. The first step of the impairment test prescribed by SFAS No. 142 requires a comparison of the fair value to the book value of our high density compute server segment. If the estimated fair value of this segment is less than the its book value, SFAS No. 142 requires that we estimate the fair value of all identifiable assets and liabilities of the business segment in a manner similar to a purchase price allocation for an acquired business. We measure potential goodwill impairment based upon this two-step process. We performed the annual goodwill impairment test as of December 31, 2003 and 2004, and determined that goodwill was not impaired.

Allowance for Doubtful Accounts

We estimate the allowance for doubtful accounts based on management’s assessment of the collectibility of specific customer accounts and the aging of accounts receivables. We review and update our estimates for allowance for doubtful accounts on a quarterly basis. Changes to the reserve occur based upon changes in revenue levels, associated balances in accounts receivable and estimated changes in credit quality. Our allowance for doubtful accounts totaled $0, $152,000 and $158,000 respectively, at December 31, 2003 and 2004 and March 31, 2005, and our bad debt expense totaled $30,000, $161,000 and $6,000 for the years ended December 31, 2003 and 2004 and the three months ended March 31, 2005, respectively.

Inventory Valuation

We value our inventories at the lower of first-in, first-out, cost or market. We assess the valuation of all inventories, including raw materials, work-in-process, finished goods and spare parts, on a periodic basis. We write down obsolete inventory or inventory in excess of our estimated usage to its estimated market value less costs to sell, if less than its cost. We record the inventory write-downs as an inventory valuation allowance established on the basis of obsolete inventory or specific identified inventory in excess of established usage. Inherent in our estimates of market value in determining inventory valuation are estimates related to economic trends, future demand for our products and technological obsolescence of our products. If actual market conditions are less favorable than our projections, additional inventory write-downs may be required. If we write down the inventory value to its net realizable value and subsequently there is an increased demand for the inventory at a higher value, we do not realize the increased value of the inventory until we sell the inventory either as a component of a system or as separate inventory. For the years ended December 31, 2003 and 2004 and the three months ended March 31, 2005, we charged $451,000, $212,000 and $787,000, respectively, to cost of revenue to write down excess and obsolete inventory.

Warranty Liabilities

Warranty costs include labor to repair faulty systems and replacement parts for defective items, as well as other costs incidental to warranty repairs. We net against the warranty expense any cost recoveries from warranties offered to us by our suppliers covering defective components. We sell our products without a right of return or price protection rights. Our standard warranty period for products is typically one year and we offer extended warranties for up to three years. We calculate the liability for product warranties as a percentage of revenue. The percentage is based on historical actual product repair costs. We review and update our estimated warranty costs on a quarterly basis. Accordingly, in 2003 and 2004, we adjusted our warranty reserve accrual rate to reflect our recent experience regarding actual warranty charges as a percentage of revenue. We anticipate our future warranty reserve accrual rate to be approximately 1% of revenue. Changes to the reserve occur as volume, product mix and actual warranty costs fluctuate. Our warranty reserve totaled $79,000, $550,000 and $701,000, respectively, at December 31, 2003 and 2004 and March 31, 2005. Warranty expense totaled $508,000, $989,000 and $302,000, respectively, for the years ended December 31, 2003 and 2004 and the three months ended March 31, 2005.

Accounting for Income Taxes

The determination of our tax provision is subject to judgments and estimates. The carrying value of our net deferred tax assets, which is comprised primarily of tax deductions, assumes we will be able to generate sufficient future income to fully realize these deductions. In determining whether the realization of these deferred tax assets may be impaired, we make judgments with respect to whether we are likely to generate sufficient future taxable income to realize these assets. We have not recorded any valuation allowance to impair our tax assets because, based on the available evidence, we believe it is more likely than not that we will be able to utilize all of our deferred tax assets in the future. If we do not generate sufficient future income, the realization of these deferred tax assets may be impaired, resulting in additional income tax expense and a write-down of the deferred tax asset.

Accounting for Fair Value of Embedded Derivatives

On December 23, 2002, in connection with the Rackable Purchase, as described in “Corporate Organization” above, we issued 20,000,000 shares of our Series A preferred stock for a total consideration of $20.0 million. On February 13, 2003, we issued an additional 1,000,000 shares of Series A preferred stock for a total consideration of $1.0 million.

The shares of Series A preferred stock are redeemable for, or convertible into, Series B preferred stock and common stock. The Series B preferred stock is redeemable for cash. The redemption feature for the cash portion provides for redemption at the amount equal to the purchase price plus any accumulated or accrued but unpaid dividends, but no less than 125% of the purchase price. This effectively provides the holders of the Series A preferred stock with a put option that is considered an embedded derivative under SFAS No. 133. Consequently the embedded put option must be bifurcated and accounted for separately. In addition, under our certificate of incorporation, the holders of the Series A preferred stock have the option to take cash in lieu of the common stock issuable upon redemption of the Series A preferred stock, valued at fair market value. In February 2005, the holder of the Series A preferred stock gave up the right to take cash in lieu of common stock upon redemption. In accordance with the provisions of SFAS 133, we have been required to adjust the carrying value of the embedded derivative to fair value at each reporting date and recognize the change in fair value in the statements of operations. We determine the fair value of the embedded call option derivative based upon the fair value of the underlying common stock. See “Stock Options to Employees” below for a discussion of how we determined the fair value of our common stock for financial reporting purposes.

In February 2005, Rackable Investment LLC relinquished its option to receive cash in lieu of common stock upon redemption of the Series A preferred stock held by it. As a result, because the common stock portion of the conversion unit can now only be settled in common stock, the carrying amount of the embedded call option as of the date of the rescission of the right to take cash, $107.8 million, was reclassified from liabilities to additional paid-in capital. For the years ended December 31, 2003 and 2004 and the three months ended March 31, 2005, the charge to operations for the change in the fair value of the embedded derivatives was $51.4 million, $51.3 million and $4.2 million, respectively.

Stock Options to Employees

We have elected to follow the intrinsic value-based method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, or APB 25, and the related interpretations in accounting for employee stock options rather than adopting the alternative fair value accounting provided under SFAS No. 123, Accounting for Stock Based Compensation. Therefore, we do not record any compensation expense for stock options we grant to our employees where the exercise price equals the fair market value of the stock options on the date of grant and the exercise price, number of shares eligible for issuance under the options and vesting period are fixed. We comply with the disclosure provisions of SFAS No. 123 and SFAS No. 148, which require that we disclose our pro forma net income or loss and net income or loss per common share attributable to common stockholders as if we had expensed the fair value of the options. In calculating such fair values, we use assumptions of estimated option life, dividend policy, volatility and interest rates.

Because the notes receivable from our executives were not full recourse and were effectively repaid through the deferred compensation arrangements, we accounted for the Series A preferred stock issuance, promissory notes, and deferred compensation arrangements as the issuance of stock options to the executives. The difference between the outstanding balance including accrued interest and the amount payable under the deferred compensation arrangement was treated as the option’s exercise price. Since this difference increased over the life of the promissory notes, the option’s exercise price was unknown. Accordingly, we followed variable accounting for the stock option by remeasuring the fair value of this award, based on the increase in fair value of the Series A preferred stock, until the notes receivable were repaid.

The fair value of the common stock granted prior to our consideration of a public offering of securities was originally estimated by our board of directors based upon the best information available to them on the dates of grant. We did not obtain contemporaneous valuations by unrelated valuation specialists because, at the time of the issuances of stock options during this period, our efforts were focused on acquiring new customers, developing our operational infrastructure and executing our business plan. In connection with the Rackable Purchase, we engaged an unrelated valuation specialist in October 2004 to perform a retrospective valuation of our common stock at the date of the acquisition (December 23, 2002), which resulted in an estimated fair market value per share at that date of $0.42. As we began the process of preparing for this offering, we developed a preliminary valuation of our common stock for financial reporting purposes using a market comparable approach, arriving at a deemed fair market value of $12.00 as of March 31, 2005. We also considered the results of operations, market conditions, competitive position and the stock performance of other similar companies, as well as our financial forecasts for 2005, as frequently updated, to develop the deemed fair market value of our common stock. We estimated the increase to the fair market value per share during the period from December 23, 2002 to March 31, 2005. We considered the valuation performed by management using the multiples of comparable companies to be the best available tool for projections of the ultimate offering pricing range for purposes of valuing our stock awards. These values did not factor in or reflect the value of liquidation preferences. The intrinsic value per share, based on the difference between the deemed fair value per share at the stock award grant dates, as compared to the exercise price per share, is being recognized as compensation expense over the applicable vesting period, which equals the service period.

Significant Factors Contributing to the Difference Between Fair Value as of the Date of Each Grant and Estimated IPO Price

From January 1, 2004 to March 31, 2005, the difference between the weighted fair market value per share of $5.98 to $11.87 (as illustrated in the chart below) and the estimated public offering price of $12.00 per share was attributable to our continued growth during this period, as described in further detail below.

•	In the first quarter of 2004, we won an award for Best Product at LinuxWorld and received our initial orders from Microsoft.

•	In the second quarter of 2004, we had our largest revenue quarter to date, reflecting our first significant revenues from Microsoft.

•	In the third quarter of 2004, we introduced our “scale out” series product line that won a product excellence award at LinuxWorld. We also hired our Vice President Worldwide Sales and added our first independent director to our board of directors. We were also recognized by IDC as the fourth largest x86 vendor in North America. In August 2004, we held our organizational meeting in preparation for this offering.

•	In the fourth quarter of 2004, we hired our Vice President of Operations and added two additional independent directors to our board of directors. In addition, in the fourth quarter of 2004, we selected our investment banking team and received our first orders for our “scale out” product.

•	In the first quarter of 2005, we recognized our first revenue orders from our “scale out” series and we filed our initial registration statement with the SEC.

Based on our estimated offering price of $12.00, the intrinsic value of all stock options outstanding at March 31, 2005 was $25.1 million, of which $9.7 million related to vested options and $15.4 million related to unvested options.

The following table shows the stock option activity, including weighted exercise price per share, weighted fair market value of our common stock for financial reporting purposes, and the differences between the two at recent grant dates:

Stock Award Grant Dates	# of Options Granted	Weighted Exercise Price Per Share	Weighted Fair Market Value Per Share	Weighted Intrinsic Value Per Share
January 1, 2003 through March 31, 2003	117,331	$0.71	$0.42	—
April 1, 2003 through June 30, 2003	373,332	$1.48	$1.81	$0.33
July 1, 2003 through September 30, 2003	129,998	$1.13	$3.67	$2.54
October 1, 2003 through December 31, 2003	47,664	$1.50	$4.59	$3.09
January 1, 2004 through March 31, 2004	110,330	$1.50	$5.98	$4.48
April 1, 2004 through June 30, 2004	93,662	$4.50	$7.37	$2.87
July 1, 2004 through September 30, 2004	29,999	$6.00	$9.22	$3.22
October 1, 2004 through December 31, 2004	255,992	$6.00	$10.73	$4.73
January 1, 2005 through March 31, 2005	192,326	$9.62	$11.87	$2.25

Results of Operations

The following table sets forth our financial results, as a percentage of revenue, for the years ended September 30, 2002, December 31, 2003 and 2004 and the three months ended March 31, 2004 and 2005. We have not included the results of operations for the three months ended December 31, 2002, as our operations did not materially change during this period, and our operations are not affected by seasonal trends.

	Old Rackable	Year Ended December 31,		Three Months Ended March 31,
	Year Ended September 30, 2002
		2003	2004	2004	2005
				(Unaudited)

Revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue	75.6%	78.8%	80.9%	82.8%	80.6%

Gross margin	24.4%	21.2%	19.1%	17.2%	19.4%

Operating expenses:
Research and development	4.4%	1.7%	0.7%	0.8%	1.1%
Sales and marketing	6.7%	9.4%	9.8%	10.0%	9.8%
General and administrative	7.6%	9.6%	10.1%	6.0%	5.4%

Total operating expenses	18.7%	20.7%	20.6%	16.8%	16.3%

Income (loss) from operations	5.7%	0.5%	(1.5)%	0.4%	3.1%

Other income (expense):
Change in fair value of embedded derivatives in preferred stock	—	(97.2)%	(46.7)%	(71.3)%	(13.7)%
Interest income	—	0.1%	—	—	—
Interest expense	(0.3)%	(2.1)%	(2.3)%	(3.2)%	(2.6)%
Gain on sale of investment	—	—	2.7%	—	—
Other income (expense), net	(0.5)%	—	—	—	—

Total other income (expense), net	(0.8)%	(99.2)%	(46.3)%	(74.5)%	(16.3)%

Income (loss) before tax	4.9%	(98.7)%	(47.8)%	(74.1)%	(13.2)%
Income tax (provision)	(0.1)%	(1.0)%	(2.7)%	(2.9)%	(1.1)%

Net income (loss)	4.8%	(99.7)%	(50.5)%	(77.0)%	(14.3)%

Comparison of the Three Months Ended March 31, 2004 and 2005

Revenue.    Revenue increased $12.4 million, or 69%, to $30.5 million for the three months ended March 31, 2005 compared to $18.1 million for the three months ended March 31, 2004. Revenue growth was a result of an increase in units sold combined with an increase in average selling prices. For the three months ended March 31, 2005, the approximate number of units sold increased 35% to 8,400 compared to 6,200 for the three months ended March 31, 2004. The average price of units sold also increased 24% to $3,600 for the three months ended March 31, 2005 compared to $2,900 for the three months ended March 31, 2004. The increase in average selling prices was primarily attributable to an increase in configurations based on the AMD 64-bit Opteron platform as well as the Intel 64-bit Xeon platform. Configurations for 64-bit platforms typically have greater memory capacity, enabling us to charge higher prices. We did not record any material service revenues for the three months ended March 31, 2005 and 2004.

Cost of revenue and gross profit.    Cost of revenue increased $9.6 million, or 64%, to $24.6 million for the three months ended March 31, 2005 compared to $15.0 million for the three months ended March 31, 2004. The increase was due primarily to an increase in units sold and an increase in our expenses relating to manufacturing personnel. Personnel related expenses increased $395,000 for the three months ended March 31, 2005.

Gross profit increased $2.8 million, or 91%, to $5.9 million for the three months ended March 31, 2005 compared to $3.1 million for the three months ended March 31, 2004. The increase was primarily attributable to an increase in number of units sold. Gross margin improved to 19.4% for the three months ended March 31, 2005 compared to 17.2% for the three months ended March 31, 2004. Gross margin was lower in 2003 as a result of a low gross margin order we accepted from a strategic customer. In addition, gross margin was higher in 2004 due to higher average selling prices and improved overhead absorption efficiencies, as a result of higher sales volume, which was offset by an increase in our inventory reserves of $787,000.

Research and development expense.    Research and development expense increased $206,000, or 145%, to $348,000 for the three months ended March 31, 2005 compared to $142,000 for the three months ended March 31, 2004. For the three months ended March 31, 2005, research and development costs increased $160,000 for employee related costs due to an increase in headcount of six people from three employees at March 31, 2004 to nine employees at March 31, 2005. In addition, research development costs increased $30,000 for materials consumed to support new research and development initiatives.

Sales and marketing expense.    Sales and marketing expense increased $1.2 million, or 65%, to $3.0 million for the three months ended March 31, 2005 compared to $1.8 million for the three months ended March 31, 2004. For the three months ended March 31, 2005, payroll, bonuses and related fringe benefits increased $488,000 due to an increase in headcount of 21 employees from 24 employees at March 31, 2004 to 45 employees at March 31, 2005, commission expenses increased $343,000 due to higher sales and expenses for customer evaluation units increased $290,000 due to the introduction of new product offerings and the expansion of our customer base. In addition, charges due to amortization of deferred stock based compensation related to employee grants was $65,000 for the three months ended March 31, 2005 compared to $22,000 for the three months ended March 31, 2004.

General and administrative expense.    General and administrative expense increased $560,000, or 51%, to $1.6 million for the three months ended March 31, 2005, compared to $1.1 million for the three months ended March 31, 2004. For the three months ended March 31, 2005, payroll and related fringe benefits increased $256,000 due to an increase in headcount of 10 employees from seven employees at March 31, 2004, to 17 employees at March 31, 2005, professional services and consultant expenses increased $108,000 due to an increase in temporary service providers, and audit and legal expenses increased $284,000 primarily due to an increase in audit and legal services. The increase in general and administrative expenses for the three months ended March 31, 2005 was partially offset by a charge of $123,000 of amortization of stock based compensation related to promissory notes from executives issued in connection with our preferred stock financing incurred in 2004 that was not present in 2005.

Change in fair value of embedded derivatives.    The change in fair value of embedded derivatives expense to operations decreased $8.7 million, or 67%, to $4.2 million for the three months ended March 31, 2005 compared to $12.9 million for the three months ended March 31, 2004. The decrease was due to a smaller increase, during the three months ended March 31, 2005 as compared to the same period of 2004, to bring the carrying value of the embedded derivative to fair value. See “Accounting for Fair Value of Embedded Derivatives” in “Critical Accounting Policies, Significant Judgments and Estimates” for additional details.

Interest expense.    Interest expense increased $214,000, or 38%, to $782,000 for the three months ended March 31, 2005 compared to $568,000 for the three months ended March 31, 2004. The increase was primarily due to increased use of our line of credit facility in the three months ended March 31, 2005.

Provision for income taxes. Provision for income taxes for the three months ended March 31, 2005 was $333,000 compared to $520,000 for the three months ended March 31, 2004. See discussion of provision for income taxes in “Overview” above.

Stock based compensation.    Stock based compensation expense decreased $34,000 to $139,000 for the three months ended March 31, 2005 compared to $173,000 for the three months ended March 31, 2004. The decrease was primarily a result of $123,000 of amortization of stock based compensation that we charged to general and administrative expense related to promissory notes from executives issued in connection with our preferred stock financing for the three months ended March 31, 2004 compared to none for the three months ended March 31, 2005. This was offset by an increase of $89,000 from amortization of deferred stock based compensation related to increased in employee grants after March 31, 2004. Under the intrinsic-value method of accounting for stock based compensation arrangements for employees, we recognize compensation cost to the extent the fair value of the underlying common stock exceeds the exercise price of the stock options at the date of grant.

Comparison of the Years Ended December 31, 2004 and 2003

Revenue.    Revenue increased $56.9 million, or 108%, to $109.7 million for the year ended December 31, 2004 compared to $52.9 million for the year ended December 31, 2003. Revenue growth was a result of the substantial increase in units sold to existing customers, which we believe was attained by increased sales and marketing efforts, and, to a lesser extent, increased average selling prices. Approximately 85.7% of our revenues in 2004 were attributable to sales to customers that had also purchased our products in 2003. For the year ended December 31, 2004, the approximate number of units sold increased to 28,100 compared to 15,500 for the year ended December 31, 2003. The average selling price of units sold also increased 15% to $3,900 in 2004 compared to $3,400 in 2003. The increase in average selling prices was primarily attributable to an increase in configurations based on the AMD 64-bit Opteron platform. Our Opteron configurations typically have greater memory capacity, enabling us to charge higher prices. We did not record any material service revenues for the years ended December 31, 2003 and 2004.

Cost of revenue and gross profit.    Cost of revenue increased $47.1 million, or 113%, to $88.8 million in 2004 compared to $41.6 million in 2003. The increase was due primarily to the increase in units sold, increased investment across our manufacturing functions and, to a lesser extent, the increase in unit component costs.

Gross profit increased $9.8 million, or 87%, to $21.0 million for the year ended December 31, 2004 compared to $11.2 million for the year ended December 31, 2003. The increase was primarily attributable to increase in sales of systems. Despite higher average selling prices, gross margin declined to 19.1% in 2004 compared to 21.2% in 2003. The decrease in gross margin was attributable primarily to system pricing pressure associated with competitive market conditions and, to a lesser extent, DRAM cost increases. We often experience competitive pricing pressure from customers with higher volume purchases. We expect this trend to continue for the foreseeable future.

Research and development expense.    Research and development expense decreased $125,000, or 14%, to $763,000 in 2004 compared to $888,000 in 2003. The decrease was attributable to fluctuations in research and development costs as a result of new product introduction cycles and was partially offset by increased employee and professional services related costs. Employee related costs and professional services related costs increased $125,000 and $56,000, respectively. As of December 31, 2004, we had seven employees in our research and development department compared to two as of December 31, 2003. In addition, charges due to amortization of deferred stock based compensation related to employee grants was $44,000 in 2004 compared to none in 2003.

Sales and marketing expense.    Sales and marketing expense increased $5.8 million, or 117%, to $10.8 million in 2004 compared to $5.0 million in 2003. In 2004, payroll, bonuses and commissions and related fringe benefits increased $4.0 million. As of December 31, 2004, we had 32 employees in our sales and marketing departments compared to 19 employees as of December 31, 2003. Expenses for trade shows, customer evaluation units, use of outside consultants, and market research activities added $496,000 to sales and marketing expenses in 2004. Charges due to amortization of deferred stock based compensation related to employee grants was $155,000 in 2004 compared to $34,000 in 2003. In addition, travel, meals and entertainment expenses increased $254,000, depreciation increased $142,000 and facility related expenses increased $304,000 in 2004 as compared to 2003.

General and administrative expense.    General and administrative expense increased $6.0 million, or 119%, to $11.0 million in 2004, compared to $5.0 million in 2003. This increase was primarily a result of a $4.5 million charge associated with amortization of stock based compensation as described in “Stock Based Compensation” below, compared to $925,000 in the prior year. The $4.5 million relates primarily to the payment of deferred compensation agreements with two of our executives. On December 2004, we repurchased warrants issued to our founders. This repurchase resulted in a $960,000 charge to our general and administrative expense in 2004 compared to none in 2003. In 2004, our general and administrative expense also increased $630,000 due to a one time payment to Parthenon Capital to terminate its advisory agreement with us. In preparation of this offering, audit and tax related expenses increased by $811,000 in 2004 and was partially offset by a decrease in legal expenses associated with the resolution of patent litigation initiated by us that was settled in 2003. As of December 31, 2004, we had 12 employees in our general and administrative functions as compared to seven employees as of December 31, 2003. As a result of this increase, payroll, bonuses and related fringe benefits increased $219,000 in 2004.

Change in fair value of embedded derivatives.    The change in fair value of embedded derivatives expense to operations decreased $100,000, or 0.2%, to $51.3 million in 2004 compared to $51.4 million in 2003. The decrease was the result of the decrease in the carrying value of the embedded derivatives to fair value. See “Accounting for Fair Value of Embedded Derivatives” in “Critical Accounting Policies, Significant Judgments and Estimates” for additional details.

Interest income.    Interest income decreased $35,000, or 74%, to $12,000 in 2004 compared to $47,000 in 2003. The decrease was primarily attributable to lower average cash balances on which interest was earned due to higher working capital requirements associated with our growth.

Interest expense.    Interest expense increased $1.4 million, or 129%, to $2.5 million in 2004 compared to $1.1 million in 2003. The increase was primarily related to a $2.4 million expense in 2004 compared to a $1.1 million expense in 2003, related to our adoption of SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity on July 1, 2003, which requires accretion in the redemption value of our preferred stock to be charged to interest expense. In addition, increased borrowing under our line of credit have increased our interest expense.

Gain on sale of investment.    In September 2000, we received stock as payment for servers delivered to a customer. In 2004, we sold this stock, resulting in a one-time gain of approximately $3.0 million.

Provision for income taxes.    Provision for income taxes in 2004 was $3.0 million compared to $548,000 in 2003. See discussion of provision for income taxes in “Overview” above.

Stock based compensation.    Stock based compensation expense increased $3.8 million to $4.8 million in 2004 compared to $969,000 in 2003, primarily as a result of $4.5 million of amortization of stock based compensation that we charged to general and administrative expense related to promissory notes from executives issued in connection with our preferred stock financing completed on December 23, 2002. In addition, approximately $241,000 of the increase in 2004 was due to amortization of deferred stock based compensation related to employee grants as the deemed fair value of our common stock increased during 2004. Under the intrinsic-value method of accounting for stock based compensation arrangements for employees, we recognize compensation cost to the extent the fair value of the underlying common stock exceeds the exercise price of the stock options at the date of grant. In 2003 we incurred approximately $653,000 of amortization of stock based compensation that we charged to general and administrative expense related to the founder stock repurchase agreement entered into in connection with our preferred stock financing. There was no charge in 2004 for the amortization of stock based compensation related to the founder stock repurchase agreement.

Comparison of the Years Ended December 31, 2003 and September 30, 2002

Following our fiscal year ended September 30, 2002, we changed our fiscal year to the calendar year. Consequently, we are comparing the year ended December 31, 2003 with the year ended September 30, 2002. Our operations did not materially change during the period October 1, 2002 to December 31, 2002, and, to date, our operations have not been affected by seasonal trends. Consequently, we believe the comparison of the year ended December 31, 2003 and the twelve month period ended September 30, 2002 provides a meaningful basis of comparison. In the discussion below, where we refer to years we are referring to our fiscal years.

Revenue.    Revenue increased $32.5 million, or 160%, to $52.9 million in 2003 compared to $20.4 million in 2002. The increase was driven by growth in units sold from follow-on sales to existing customers as well as the increased acceptance of our products by new customers as a result of increased sales and marketing efforts. Approximately 72.7% of our revenues in 2003 were attributable to sales to customers that had also purchased our products in 2002. In 2003, we added 14 employees from five employees as of December 31, 2002 to 19 employees as of December 31, 2003 to our sales and marketing department and commenced our first formalized marketing program which included three tradeshows, trade publication advertisements, direct mail and a revision of our website which we believe was largely responsible for our revenue growth. In 2003, the approximate number of units sold increased to 15,500 compared to 7,000 in 2002. The average selling price of units sold also increased by 17% to $3,400 in 2003 compared to $2,900 in 2002. The increase in average selling prices was primarily attributable to the introduction of new products with higher component costs. We did not record any material service revenues in 2003 and had no service revenue in 2002.

Cost of revenue and gross profit.    Cost of revenue increased $26.2 million, or 170%, to $41.7 million in 2003 compared to $15.4 million in 2002, due to the increase in sales during 2003 as compared to 2002. We recorded a charge of $451,000 for excess and obsolete inventory in 2003, compared to no charge in 2002.

Gross profit increased $6.3 million, or 126%, to $11.2 million in 2003 compared to $4.9 million in 2002. The increase was primarily attributable to a significant increase in sales of systems in the fourth quarter of 2003, during which time we were able to increase production without substantially increasing the number of our employees. Gross margin was 21.2% in 2003 compared to 24.4% in 2002. The decrease in gross margin was attributable to lower gross margins from our larger customers resulting from competitive market conditions.

Research and development expense.    Research and development expense decreased $4,000, or 0.4%, to $888,000 in 2003 compared to $892,000 in 2002. We incurred an increase in expenses of approximately $403,000 for consultants, small tools, software, payables and other costs. These additional expenses resulted primarily from our investment in new products such as our DC Power solution in 2003. The increase was offset by $407,000 decrease in bonus expense. In 2002, research and development expense included $425,000 of bonus payments to our founders. We had two employees in our research and development departments for both 2003 and 2002.

Sales and marketing expense.    Sales and marketing expense increased $3.6 million, or 265%, to $5.0 million in 2003 compared to $1.4 million in 2002. The increase was primarily attributable to increased commission payments, domestic expansion of our sales force into Southern California, Atlanta, Texas and Boston as well as increased selling and marketing activities such as customer evaluation units, trade shows, direct mail and print advertising. In 2003, commission paid to our sales executives increased by $1.3 million corresponding with higher revenues. The additional payroll expense associated with the expansion of our sales force and increased selling and marketing activities added $1.2 million and $1.1 million respectively to our sales and marketing expenses in 2003. As of December 31, 2003, we had 19 employees in our sales and marketing departments compared to five employees as of December 31, 2002.

General and administrative expense.    General and administrative expense increased $3.5 million, or 233%, to $5.0 million in 2003 compared to $1.5 million in 2002. Approximately $1.4 million of the increase was due to expense related to the amortization of patents that we recorded in connection with the Rackable Purchase, as compared to no such amortization in 2002. In addition, approximately $925,000 of this increase was due to an increase in amortization of deferred stock based compensation during 2003, as compared to no stock based compensation for 2002. See “Stock Based Compensation” below for additional details. As of December 31, 2003, we had seven employees in general and administrative functions as compared to four employees as of December 31, 2002, resulting in an increase in general and administrative expenses increased in 2003 of

$430,000. In addition, legal expenses increased to $610,000 in 2003 compared to none in 2002. Approximately $343,000 of the legal fees was related to lawsuits brought by us against four companies for infringement of our patents.

Change in fair value of embedded derivatives.    The charge to operations for the change in fair value of embedded derivatives was $51.4 million compared to no charge in 2002. The increase was the result of the increase in the carrying value of the embedded derivatives to fair value. See “Accounting for Fair Value of Embedded Derivatives” in “Critical Accounting Policies, Significant Judgments and Estimates” for additional details.

Interest income.    Interest income increased $38,000, or 422%, to $47,000 in 2003 compared to $9,000 in 2002. The increase was primarily attributable to interest earned on larger cash balances resulting from our preferred stock financing.

Interest expense.    Interest expense increased $1.0 million, or 1,843%, to $1.1 million in 2003 compared to $56,000 in 2002. The increase was primarily related to $1.1 million of interest expense in the second half of 2003, respectively, related to our adoption of SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity on July 1, 2003, which requires accretion in the redemption value of our preferred stock to be charged to interest expense.

Other income (expense), net.    Other income (expense), net increased $95,000 from an expense of $92,000 in 2002 to income of $3,000 in 2003. The increase was primarily the result of a lease abandonment accrual (net of sublease rental income) and leasehold improvements related to our relocation to a new building in January 2002. The lease abandonment accrual and write-off of leasehold improvements totaled $109,000 in 2002.

Provision for income taxes.    Provision for income taxes for the period ended December 31, 2003 was $548,000 compared to $18,000 in the period ended September 30, 2002. See the discussion of provision for income taxes in “Overview” above.

Stock based compensation.    Stock based compensation expense increased to $969,000 in 2003 from $0 for 2002. Approximately $653,000 of the overall increase was associated with amortization of stock based compensation that was charged to general and administrative expense related to the founder stock repurchase agreement entered into in connection with our preferred stock financing. In addition, approximately $268,000 of the overall increase was associated with amortization of stock based compensation that was charged to general and administrative expense related to promissory notes from executives issued in connection with our preferred stock financing.

Non-GAAP Financial Measures

EBITDA

EBITDA is a non-GAAP financial measure. We determine EBITDA by adding to net income (loss) interest expense, income taxes, depreciation and amortization, and subtracting interest income (loss). Reconciliations of net income (loss) to EBITDA are presented in the “Selected Financial Data” section.

We believe that EBITDA is relevant and useful information, which is often reported and widely used by analysts, investors and other interested parties in our industry, and so our reporting EBITDA assists investors in comparing our operating performance to those of other companies in our industry. We also believe that it can assist investors in comparing our performance to that of other companies on a consistent basis without regard to depreciation, amortization, interest or taxes, which do not directly affect our operating performance.

Adjusted EBITDA

We use a non-GAAP financial measure that we call “Adjusted EBITDA” which excludes from EBITDA change in fair value of embedded derivatives in preferred stock and gain on sale of investment, which may not be comparable to Adjusted EBITDA as reported by other companies. Reconciliations of Adjusted EBITDA to net income is presented in the Selected Financial Data section.

Given that the embedded derivative in preferred stock was reclassified to additional paid-in capital in February 2005 when Rackable Investment LLC relinquished its option to receive cash in lieu of common stock upon redemption of the Series A preferred stock, there will be no further charges for change in fair value of the embedded derivatives in preferred stock. As a result, we report Adjusted EBITDA which excludes the embedded derivatives charge from our financial results. Further, Adjusted EBITDA excludes gain on sale of investment as this amount was from stock we took as payment for products, and we have not taken any other stock for payment nor do we expect to do so. We believe Adjusted EBITDA gives investors a presentation of our operating performance in prior periods that reflects how we will be reporting our operating performance in future periods, which provides investors with additional and more comparative information in assessing our prospects, as well as enables investors to engage in a more comprehensive analysis of our core operating performance. However, neither EBITDA nor Adjusted EBITDA is a measure of financial performance under GAAP and each of EBITDA and Adjusted EBITDA should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with GAAP, such as net income (loss).

Management uses Adjusted EBITDA for planning purposes, including the preparation of annual operating budgets, to determine appropriate levels of operating and capital investments and as one of the target elements in our compensation incentive programs. We therefore utilize Adjusted EBITDA as a useful alternative to net income as an indicator of our performance. While we believe that some of the items excluded from Adjusted EBITDA are not indicative of our core operating results, these items do impact our statements of operations, and management therefore utilizes Adjusted EBITDA as an operating performance measure in conjunction with GAAP measures such as net income (loss) and gross profit.

Limitations of EBITDA and Adjusted EBITDA

EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for net income (loss), cash flows from operating activities and other income or cash flows statement data prepared in accordance with GAAP. Some of these limitations are:

•	EBITDA and Adjusted EBITDA do not reflect interest expense or income taxes, depreciation and amortization, which are charges impacting our net income (loss). As a result, EBITDA and Adjusted EBITDA are not substitutes for net income (loss) or net income (loss) per share which are performance measures more widely used by investors;

•	EBITDA and Adjusted EBITDA do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs;

•	Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized have an economic cost and EBITDA and Adjusted EBITDA do not reflect such economic cost and its impact on our net income (loss);

•	EBITDA and Adjusted EBITDA do not reflect income taxes or the cash requirements for any tax payments; and

•	Other companies in our industry may calculate EBITDA and Adjusted EBITDA differently than we do, thereby limiting its usefulness as a comparative measure.

Because of these limitations, EBITDA and Adjusted EBITDA should not be considered measures of performance in compliance with GAAP or measures of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA and Adjusted EBITDA only supplementally. See our statements of operations and our statements of cash flows included in our financial statements included elsewhere in this prospectus.

Selected Quarterly Financial Information

The following tables set forth our unaudited quarterly statements of operations for each of the nine quarters ended March 31, 2005, as well as this data expressed as a percentage of our revenue for the quarters presented. You should read these tables in conjunction with our financial statements and accompanying notes included in this prospectus. We have prepared this unaudited information on the same basis as our audited financial statements. These tables include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our operating results for the quarters presented. Operating results for any quarter are not necessarily indicative of results for any subsequent periods.

	Quarter Ended
	Mar 31, 2003	Jun 30, 2003	Sep 30, 2003	Dec 31, 2003	Mar 31, 2004	Jun 30, 2004	Sep 30, 2004	Dec 31, 2004	Mar 31, 2005
	(Unaudited)
	(in thousands, except per share data)
Revenue	$9,156	$5,990	$10,130	$27,603	$18,067	$34,839	$33,860	$22,977	$30,489
Cost of revenue	6,502	4,946	8,372	21,828	14,965	27,756	27,747	18,286	24,562

Gross profit	2,654	1,044	1,758	5,775	3,102	7,083	6,113	4,691	5,927

Operating expenses:
Research and development	202	162	210	315	142	220	168	233	348
Sales and marketing	899	717	1,226	2,135	1,809	2,971	3,194	2,806	2,981
General and administrative	1,221	1,144	1,429	1,260	1,090	1,153	5,865	2,954	1,649

Total operating expenses	2,322	2,023	2,865	3,710	3,041	4,344	9,227	5,993	4,978

Income (loss) from operations	332	(979)	(1,107)	2,065	61	2,739	(3,114)	(1,302)	949

Other income (expense):
Change in fair value of embedded derivatives in preferred stock	(12,437)	(12,889)	(13,031)	(13,030)	(12,888)	(12,888)	(13,029)	(12,462)	(4,192)
Interest income	15	4	17	11	4	—	—	8	2
Interest expense	—	—	(538)	(551)	(568)	(618)	(718)	(589)	(782)
Gain on sale of investment	—	—	—	—	—	—	2,968	—	—
Other income (expense), net	—	2	(6)	6	—	(1)	1	—	—

Total other income (expense), net	(12,422)	(12,883)	(13,558)	(13,564)	(13,452)	(13,507)	(10,778)	(13,043)	(4,972)

Loss before tax	(12,090)	(13,862)	(14,665)	(11,499)	(13,391)	(10,768)	(13,892)	(14,345)	(4,023)
Income tax (provision) benefit	(25)	(28)	(278)	(217)	(520)	(421)	(2,092)	39	(333)

Net loss	(12,115)	(13,890)	(14,943)	(11,716)	(13,911)	(11,189)	(15,984)	(14,306)	(4,356)
Accretion of redeemable convertible preferred stock	(923)	(524)	—	—	—	—	—	—	—

Net loss attributable to common stockholders	$(13,038)	$(14,414)	$(14,943)	$(11,716)	$(13,911)	$(11,189)	$(15,984)	$(14,306)	$(4,356)

Net loss per share attributable to common stockholders Basic and diluted	$(4.01)	$(4.43)	$(4.60)	$(3.60)	$(2.91)	$(2.34)	$(3.33)	$(2.57)	$(0.84)

Shares used in computing net loss per share attributable Basic and diluted	3,251	3,251	3,251	3,251	4,783	4,783	4,796	5,568	5,206

	Quarter Ended
	Mar 31, 2003	Jun 30, 2003	Sep 30, 2003	Dec 31, 2003	Mar 31, 2004	Jun 30, 2004	Sep 30, 2004	Dec 31, 2004	Mar 31, 2005
	(Unaudited)
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue	71.0	82.6	82.6	79.1	82.8	79.7	81.9	79.6	80.6

Gross margin	29.0	17.4	17.4	20.9	17.2	20.3	18.1	20.4	19.4

Operating expenses:
Research and development	2.2	2.7	2.1	1.1	0.8	0.6	0.5	1.0	1.1
Sales and marketing	9.8	12.0	12.1	7.7	10.0	8.5	9.4	12.2	9.8
General and administrative	13.3	19.1	14.1	4.6	6.0	3.3	17.3	12.9	5.4

Total operating expenses	25.3	33.8	28.3	13.4	16.8	12.4	27.2	26.1	16.3

Income (loss) from operations	3.7	(16.4)	(10.9)	7.5	0.4	7.9	(9.1)	(5.7)	3.1
Other income (expense):
Change in fair value of embedded derivatives in preferred stock	(135.8)	(215.2)	(128.6)	(47.2)	(71.3)	(37.0)	(38.5)	(54.2)	(13.7)
Interest income	0.2	0.1	0.2	—	—	—	—	—	—
Interest expense	—	—	(5.3)	(2.0)	(3.2)	(1.8)	(2.1)	(2.6)	(2.6)
Gain on sale of investment	—	—	—	—	—	—	8.8	—	—
Other income (expense), net	—	—	(0.1)	—	—	—	—	—	—

Total other income (expense), net	(135.6)	(215.1)	(133.8)	(49.2)	(74.5)	(38.8)	(31.8)	(56.8)	(16.3)

Loss before tax	(131.90)	(231.5)	(144.7)	(41.7)	(74.1)	(30.9)	(40.9)	(62.5)	(13.2)
Income tax (provision)/benefit	(0.3)	(0.5)	(2.7)	(0.8)	(2.9)	(1.2)	(6.2)	0.2	(1.1)

Net loss	(132.2)%	(232.0)%	(147.4)%	(42.5)%	(77.0)%	(32.1)%	(47.1)%	(62.3)%	(14.3)%

Revenue

Our business and operating results depend upon the capital procurement cycles of our customers. Due to large individual orders relative to our overall revenue, our quarterly revenue can fluctuate greatly from period to period. Over the past several years, we have experienced significant fluctuations in customer orders for our products. In the fourth quarter of 2003, our revenues more than doubled over our prior quarter due a large order from one of our customers. We did not receive any such large orders in the first quarter of 2004, which caused our revenue to decline significantly as compared with the fourth quarter of 2003. Similarly, our revenues for the second and third quarter of 2004 substantially increased from the first quarter of 2004 due to large purchases from one of our customers, but our revenues in the fourth quarter of 2004 were lower than in the second and third quarters of 2004 due to the purchasing cycles of our largest customers. The increase in our revenues in the first quarter of 2005 compared with the fourth quarter of 2004 was primarily the result of purchases by new customers and the purchasing cycles of some of our largest customers.

Cost of Revenue and Gross Margin

Cost of revenue can fluctuate greatly from quarter to quarter as a result of our revenue fluctuations. Our fixed costs in cost of revenue have steadily increased over the past two years with the build out of our operational infrastructure. Our gross margins are impacted by quarterly volatility and decrease as revenue decreases due to a smaller revenue base in which to absorb the fixed overhead. Our gross margin can also be affected by volatile price changes for components from our supplier base, particularly for DRAM, for which prices have fluctuated greatly in the past. The decrease in gross margin in the third quarter of 2004 was primarily the result of system pricing pressure associated with competitive market conditions and, to a lesser extent, DRAM cost increases.

Research and Development

Research and development expenses increased for the last three quarters of 2003 as we continued to invest in new product development initiatives, such as our DC power and Scale Out Series products, and increased our research and development personnel. Research and development expenses decreased in 2004 as we completed our development efforts for our new product lines and the investment required for our upcoming products is not as significant as prior product introductions.

Sales and Marketing

Sales and marketing expenses fluctuate with revenue trends as our quota carrying salesmen, who are beyond their recoverable draw period, are 100% commission based. Sales expenses also increased in 2003 due to the domestic expansion of our sales force into Southern California, Atlanta, Texas and Boston.

General and Administrative

General and administrative expenses increased in the third quarter of 2003 as a result of $343,000 spent on legal fees related to lawsuits brought by us against four companies for infringement of our patents. In the third quarter of 2004, our general and administrative expenses increased significantly primarily due to a one time payment of $630,000 to Parthenon Capital to terminate its advisory agreement with us and a charge of $4.5 million related primarily to the deferred compensation agreements with two of our executives. In the fourth quarter of 2004, our general and administrative expenses included approximately $960,000 related to the amortization of our repurchase of the founder warrant agreement and approximately $897,000 related to audit and tax services. In the first quarter of 2005, we recorded expenses of $70,000 related to audit and tax services.

Liquidity and Capital Resources

Historically, we have required capital principally to fund our working capital needs. We anticipate that our net proceeds of this offering and available borrowings under our revolving credit facility, will be sufficient to meet our working capital requirements, capital lease obligations, expansion plans and technology development projects for at least the next 12 to 24 months. The adequacy of these resources to meet our liquidity needs beyond that period will depend on our growth, operating results and capital expenditures required to meet possible increased demand for our products. Depending on the timing of this offering, we may need to increase our line of credit and seek additional sources of funds to meet our needs. Prior to the Rackable Purchase, we relied on capital contributions and borrowings from our founders to fund our liquidity needs. We had cash of $1.8 million at March 31, 2005, as compared to $17.1 million at December 31, 2004, $2.3 million at December 31, 2003 and $6.7 million at December 31, 2002. We estimate that our net proceeds from this offering remaining to us will be approximately $42.4 million, based on an assumed initial public offering price of $12.00 per share, after deducting:

•	the estimated underwriting discounts and commissions and estimated offering expenses not paid as of March 31, 2005;

•	$1.5 million to repay promissory notes issued primarily to our founders in connection with the repurchase of a warrant agreement; and

•	approximately $24.6 million to redeem our preferred stock.

	Old Rackable		Dec 23, 2002 to Dec 31, 2002	Year Ended December 31,		Three Months Ended March 31, 2005
	Year Ended September 30, 2002	Oct 1, 2002 to Dec 22, 2002
				2003	2004
						(Unaudited)
	(in thousands, except for per share data)
Statements of Cash Flows Data:
Net cash provided by (used in) operating activities	$(4,480)	$1,350	$(301)	$(4,859)	$810	$(13,884)
Net cash provided by (used in) investing activities	(105)	(8)	(11,567)	(465)	2,363	(186)
Net cash provided by (used in) financing activities	2,650	(425)	18,532	980	11,618	(1,248)

Net increase (decrease) in cash and cash equivalents	(1,935)	917	6,664	(4,344)	14,791	(15,318)
Cash and cash equivalents—Beginning of period	1,935	—	—	6,664	2,320	17,111

Cash and cash equivalents—End of period	$—	$917	$6,664	$2,320	$17,111	$1,793

Operating Activities

For the three months ended March 31, 2005, net cash used in operating activities of $13.9 million resulted from a net loss of $4.4 million that was offset by $4.2 million of non-cash charges pertaining to changes in the fair value of embedded derivatives and by $139,000 of non-cash charges for amortization of stock based compensation. In addition, for the three months ended March 31, 2005, cash was used in operating activities to fund increases in accounts receivable of $14.5 million due to a high percentage of sales in the last month of the quarter, and inventory of $5.2 million due to higher sales in the quarter and an increase in in-process inventory at the end of the quarter. This was offset by an increase in accounts payable of $5.1 million resulting from increased purchasing activity. We anticipate that accounts receivable, inventory and accounts payable will continue to increase to the extent our business expands.

In fiscal 2004, net cash generated in operating activities of $810,000 resulted from a net loss of $55.4 million that was offset almost entirely by $51.3 million of non-cash charges pertaining to changes in the fair value of embedded derivatives from our issuance of redeemable preferred stock in December 2002. The redeemable preferred stock will be settled with a cash payment of approximately $24.6 million and the issuance of 9,015,999 shares of our common stock at the closing of this offering. Our net loss was also offset by $4.8 million of non-cash charges for amortization of stock based compensation. In addition, for the year ended December 31, 2004, cash was used in operating activities to fund net working capital increases in accounts receivable of $1.3 million and inventory of $9.2 million driven by higher sales during the period, and was offset by an increase in accounts payable of $6.4 million and accrued expenses of $2.3 million resulting from increased purchasing activity. In addition, $3.0 million that was reflected in net income due to the gain on sale of investment was recorded as an adjustment to reconcile net loss to net cash provided by operating activities.

In fiscal 2003, net cash used in operating activities of $4.9 million resulted from a net loss of $52.7 million that was offset almost entirely by $51.4 million of non-cash charges pertaining to changes in the fair value of embedded derivatives. In 2003, our net loss was also offset by $969,000 of non-cash charges for amortization of stock based compensation. In addition, in 2003 cash was used in operating activities to fund net working capital increases in accounts receivable of $6.0 million and inventory of $5.0 million driven by higher sales in 2003, which was offset by an increase in accounts payable of $2.4 million and accrued expenses of $578,000 resulting from increased purchasing activity.

In fiscal 2002, net cash used in operating activities of $4.5 million was primarily used to fund net working capital increases in accounts receivable of $4.1 million and inventory of $2.0 million driven by higher sales in the quarter ended September 30, 2002. Accrued expenses also decreased by $3.8 million primarily resulting from payment of $5.0 million in 2002 of bonuses accrued in 2001 to our founders. This was offset by an increase in accounts payable of $4.1 million resulting from increased inventory purchases.

Investing Activities

For the three months ended March 31, 2005, we used $186,000 for capital expenditures for computer hardware, office equipment and software applications.

In 2004, we generated cash from investing activities of $2.4 million, primarily attributable to proceeds of $3.5 million received from the sale of an investment that was offset by capital expenditures of $1.2 million. We do not anticipate significant requirements for additional capital expenditures in the next 12 months but our requirements are subject to change depending upon industry conditions. In 2003, our capital expenditures were $465,000. In 2002, we used cash of $105,000 for capital expenditures of computer hardware, office equipment and engineering software applications. In December 2002, we paid $11.6 million in connection with the acquisition of assets and liabilities from Old Rackable, net of cash received.

Financing Activities

For the three months ended March 31, 2005, we used $1.2 million from financing activities resulting from the repurchase of common stock from our founders of $6.0 million and $710,000 of costs related to this offering, which was partially offset by $5.5 million provided by the draw down on our line of credit with Silicon Valley Bank.

In 2004, we generated cash from financing activities of $11.6 million as a result of the $14.1 million draw-down on our line of credit with Silicon Valley Bank that was offset by $2.1 million for the redemption of our Series A preferred stock in October 2004. In 2003, net cash provided by financing activities was $980,000 primarily related to a follow on investment to our preferred stock financing that was completed in February 2003. Net cash provided by financing activities was $2.7 million for the year ended September 30, 2002, primarily related to advances and loans received from our founders. For the period from December 23, 2002 to December 31, 2002, net cash provided by financing activities was $18.5 million as a result of the issuance of preferred stock that was completed in December 2002 in connection with the Rackable Purchase.

We expect to experience growth in our operating expenses for the foreseeable future to execute our business strategy. We intend to fund these activities with the cash generated from operations and do not intend to increase our expenditures beyond what we believe our operations can support. This increase in operating expenses may not result in an increase in our revenue and our anticipated revenue may not be sufficient to support these increased expenditures. We anticipate that operating expenses and working capital will constitute a material use of our cash resources.

Credit Facility

We entered into a line of credit agreement with Silicon Valley Bank in December 2002, which has been amended on several occasions, most recently in April 2005. The line of credit agreement provides for borrowings not to exceed the lesser of $25 million or the sum of 80% of eligible accounts receivable and loans from the bank in the aggregate principal amount of $8 million, provided that such borrowings shall only be available as long as we remain in compliance with a minimum tangible net worth covenant. The tangible net worth covenant is calculated as follows: $14 million plus 60% of any equity or subordinated debt plus 50% of the net quarterly earnings in the prior quarter beginning with the month of March 2005 to be tested monthly. In addition, we must maintain profitability in each of the two preceding fiscal quarters. Covenants shall be adjusted by removing the impact of charges related to embedded derivatives and amortization of deferred compensation. At March 31, 2005, and December 31, 2004, we were in compliance with these covenants. The line provides an aggregate sub-limit of $3 million for letters of credit, cash management services and reserves, as defined, and foreign exchange contracts. Borrowings under the line of credit bear interest at the bank’s prime rate plus 1.00% per annum and are secured by substantially all of our assets, including intellectual property rights. Borrowings under the line of credit totaled $19.5 million at March 31, 2005 and $14.1 million at December 31, 2004 (none at December 31, 2003, and 2002). At December 31, 2004, we borrowed the maximum amounts allowed under the line of credit to present strong cash balances for purposes of establishing credit with vendors and to demonstrate the liquidity available under the facility for future capital and operating requirements. There were $342,000 of available borrowings under the line of credit at March 31, 2005 and there were no available borrowings under the line of credit at December 31, 2004. Presently, the line of credit agreement matures on June 30, 2005 with respect to $5 million and the remaining $20 million matures on August 31, 2005. We intend to renew the line of credit prior to June 30, 2005. If this offering is delayed, and we are unsuccessful in renewing our line of credit, we will need to secure alternative credit facilities or raise additional capital for ongoing operations.

Contractual Obligations and Contingent Liabilities and Commitments

In July 2004, we entered into a five-year lease agreement for our corporate headquarters located in Milpitas, CA.

In February 2004, we agreed to purchase 5,000 units of remote management cards from a supplier annually for three years. As of December 31, 2004, we had met all of this commitment for 2004. The approximate remaining commitment for 2005 and 2006 is $63,000 and $155,000 per year, respectively.

Pursuant to our agreement with Yahoo! in September 2003, we agreed to spend $250,000 in marketing with them over an 18 month period which has been extended an additional six months to a 24 month period. To date, we have not spent any marketing dollars pursuant to this agreement. Other than our obligation to spend $250,000 in marketing, this agreement has expired.

The following are contractual commitments at December 31, 2004, associated with debt obligations, lease obligations, and contractual commitments (in thousands):

Contractual Obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Operating leases	$1,964	$452	$1,292	$220	$—
Purchase obligations	560	405	155	—	—
Borrowings under line of credit	14,061	14,061	—	—	—
Notes payable to related parties	3,000	1,500	1,500	—	—
Mandatorily redeemable preferred stock	23,651	—	—	—	23,651
Embedded derivatives in preferred stock	103,639	—	—	—	103,639

Total	$146,875	$16,418	$2,947	$220	$127,290

In February 2005, the sole holder of the preferred stock contractually agreed not to assert its right to receive cash in lieu of common stock upon the redemption of the preferred stock and, consequently, the embedded derivatives in preferred stock as of that date no longer represents a contractual obligation.

On December 31, 2004, we repurchased a warrant issuance obligation by entering into a promissory note arrangement with each of the former stockholders of Old Rackable for an aggregate principal amount of $3.0 million. The notes bear interest at 2.48% per annum, compounded annually. 50% of the outstanding principal shall be due and payable in full upon the closing of this offering, and the remaining 50% of the outstanding principal plus accrued and unpaid interest shall be due and payable in full upon the earlier to occur of (1) the first secondary offering of our common stock or (2) 18 months following the effective date of this offering. This obligation is reflected in notes payable to related parties in the table above.

From time to time, we will issue blanket purchase orders to our contract manufacturers for the procurement of materials to be used for upcoming orders. Blanket purchase orders vary in size depending on the projected requirements of the company, but often exceed $800,000 in value. If we do not consume these materials on a timely basis or if our relationship with one of our contract manufacturers was to terminate, we could experience an abnormal increase to our inventory carrying amount and related accounts payable.

Other than the obligations, liabilities and commitments described above, we have no significant unconditional purchase obligations or similar instruments. We are not a guarantor of any other entities’ debt or other financial obligations. We have no off-balance sheet transactions.

We believe that our current cash balance and cash generated from operations, along with our available line of credit and net proceeds from this offering, will be sufficient to meet our needs for at least the next 12 to 24 months. If we require additional capital resources to grow our business internally or to acquire complementary technologies and businesses at any time in the future, we may seek to sell additional equity or debt securities or obtain other debt financing. The sale of additional equity or convertible debt securities could result in more dilution to our stockholders. Financing arrangements may not be available to us, or may not be available in amounts or on terms acceptable to us.

Related Party Transactions

Rackable Investment LLC, the entity formed by Parthenon Capital to purchase our preferred stock, until it converts the preferred stock it owns and distributes the resulting shares of our capital stock to its members anticipated to occur shortly before this offering, owns all of our shares of preferred stock and is a holder of more than 50% of our voting securities. In December 2002, we entered into an advisory agreement with Parthenon Capital, LLC, an affiliate of Parthenon Investors II, the controlling member of Rackable Investments LLC. Under this agreement, we have paid (1) $210,000 per year in quarterly installments for advisory services, (2) a $210,000 fee at the closing of the Rackable Purchase for services rendered in structuring the transaction, and (3) a $10,000 funding fee at the closing of the sale of 1,000,000 shares of our preferred stock in February 2003. This agreement was scheduled to terminate in December 2007 with an automatic extension of an additional five years unless terminated by mutual written consent of the parties. In September 2004, we and Parthenon Capital LLC amended the agreement to provide for this advisory agreement to terminate upon the closing of this offering, and we paid a final fee to Parthenon Capital of $630,000.

In December 2002, we received secured promissory notes in the amounts of $516,667 and $283,333 from Thomas K. Barton, our chief executive officer, and Todd R. Ford, our chief financial officer and executive vice president of operations, respectively. The principal amounts, plus interest of 3.31% per year, were due and payable upon the initial filing of the registration statement of which this prospectus forms a part. These promissory notes were paid in full, in the amounts of $546,922 and $299,924, respectively, in September 2004. Also, in December 2002, we entered into deferred compensation agreements with Mr. Barton and Mr. Ford. In September 2004, we amended these agreements to provide for the payment of the deferred compensation at the end of September 2004 in the amounts that would have been payable under these agreements if the filing of the registration statement, of which this prospectus forms a part, had occurred after December 23, 2004. These amounts were a 3% increase in the amounts that would otherwise have been paid if the filing had occurred prior to that date.

In September 2004, Rackable Investment LLC elected to convert 1,680,000 shares of our Series A preferred stock into 1,680,000 shares of our Series B preferred stock and 784,000 shares of our common stock in accordance with the terms of the Series A preferred stock. In October 2004, we repurchased the 1,680,000 shares of Series B preferred stock for $1.25 per share, the same price as we would have been obligated to redeem these shares at the closing of this offering had the offering occurred on that date. This repurchase enabled, among other things, Rackable Investment LLC to make a distribution to Messrs. Barton and Ford to assist them in paying tax withholding payments to us in connection with the termination of their deferred compensation arrangements with us in October 2004.

On December 31, 2004, we repurchased a warrant issuance obligation by entering into a promissory note arrangement with each of the former stockholders of Old Rackable (of which approximately 96% was allocated, collectively, to our founders, who are our current Chief Technology Officer and a director, our Chief Procurement Officer, and our Vice President of Information Systems) for an aggregate principal amount of $3.0 million. These promissory notes will become due and payable with respect to $1.5 million of the principal amount of these promissory notes on the closing of this offering, and the remainder, including accrued interest at the rate of 2.48%, will become due and payable upon the earlier to occur of a second public offering or 18 months after the closing of this offering.

In February 2005, we purchased from our three founders an aggregate of 816,083 shares of our common stock at a purchase price of $7.35 per share, for an aggregate purchase price of $6.0 million.

In February 2005, we entered into an agreement with Rackable Investment LLC, in which Rackable Investment LLC gave up its right to take cash in lieu of common stock upon redemption of the Series A preferred stock held by it. In consideration for this we agreed (1) not to take a number of corporate actions without their consent, including establishing a number of the terms of and consummating this offering, (2) to amend the registration rights agreement to provide Rackable Investment LLC and other entities designated as holders of “registrable securities” with additional registration rights in the event of another offering, and (3) to amend the voting agreement with Rackable Investment LLC and our founders to clarify and enhance its rights under that agreement.

Please see “Certain Relationships and Related Party Transactions” and “Management—Employment Agreements” later in this prospectus for a more detailed discussion of these and other related party transactions.

Recently Adopted Accounting Standards

In March 2004, the EITF reached a final consensus on Issue 03-01, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments, to provide additional guidance in determining whether investment securities have an impairment which should be considered other-than-temporary. Management expects that the adoption of this Issue will not have an effect on our operating results or financial condition.

In December 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 46 (Revised), Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51 (FIN No. 46R). FIN No. 46R expands upon and strengthens existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities and activities of another entity. A variable interest entity is any legal structure used for business purposes that either does not have equity investors with voting rights or has equity investors that do not provide sufficient financial resources for the entity to support its activities. A variable interest entity often holds financial assets, including loans and receivables, real estate or other property. A variable interest entity may be essentially passive or it may engage in research and development or other activities on behalf of another company. Previously, one company generally has included another entity in its consolidated financial statements only if it controlled the entity through voting interests. FIN No. 46R changes that by requiring a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. As of December 17, 2003, the effective date of FIN No. 46R has been deferred until the end of the first interim or annual reporting period ending after March 15, 2004. We do not have any variable interest entities.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity (SFAS No. 150). SFAS No. 150 requires issuers to classify as liabilities (or assets in some circumstances) certain financial instruments that embody obligations. Financial instruments within the scope of SFAS No. 150 shall be initially measured at fair value and subsequently revalued with changes in value being reflected in interest cost. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Restatement is not permitted. Upon adoption of SFAS No. 150 on July 1, 2003, we reclassified the value of the Series A convertible preferred stock, including cumulative accretion to redemption value, from mezzanine debt to long-term liabilities.

In April of 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (SFAS No. 149). SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133 (SFAS No. 133), Accounting for Derivative Instruments and Hedging Activities. This statement amends SFAS No. 133 for decisions made as part of the Derivative Implementation Group process that effectively required amendments to SFAS No. 133, in connection with other FASB projects dealing with financial instruments, and in connection with implementation issues that have been raised in relation to the application of the definition of a derivative. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003. Also, the provisions of SFAS No. 149 that relate to SFAS No. 133 implementation issues that have been effective for fiscal years that began prior to June 15, 2003, should continue to be applied in accordance with respective effective dates. In addition, provisions of this statement related to forward purchases or sales of when-issued securities or other securities that do not yet exist, should be applied to both existing and new contracts entered into after June 30, 2003. The adoption of SFAS No. 149 did not have a significant impact on our operating results or financial condition.

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN No. 45). FIN No. 45 elaborates on the existing disclosure requirements for most guarantees, including residual value guarantees issued in conjunction with operating lease agreements. It also clarifies that at the time a company issues a guarantee, it must recognize an initial liability for the fair value of the obligation it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of the recognition requirements of FIN No. 45 did not have a material impact on our operating results or financial position.

In November 2002, the FASB issued EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables (EITF Issue No. 00-21). EITF Issue No. 00-21 addresses certain aspects of the accounting by a company for arrangements under which it will perform multiple revenue-generating activities. EITF Issue No. 00-21 addresses when and how an arrangement involving multiple deliverables should be divided into separate units of accounting. EITF Issue No. 00-21 provides guidance with respect to the effect of certain customer rights due to company nonperformance on the recognition of revenue allocated to delivered units of accounting. EITF Issue No. 00-21 also addresses the impact on the measurement and/or allocation of arrangement consideration of customer cancellation provisions and consideration that varies as a result of future actions of the customer or the company. Finally, EITF Issue No. 00-21 provides guidance with respect to the recognition of the cost of certain deliverables that are excluded from the revenue accounting for an arrangement. The adoption of EITF Issue No. 00-21 did not have a significant impact on our operating results or financial condition.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities (SFAS No. 146), which addresses accounting for restructurings, discontinued operations, plant closings or other exit or disposal activities. SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No. 146 did not have a significant impact on our operating results or financial condition.

We account for stock-based compensation awards issued to employees using the intrinsic value measurement provisions of APB 25. Accordingly, no compensation expense has been recorded for stock options granted with exercise prices greater than or equal to the fair value of the underlying common stock at the option grant date. On December 16, 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment (“SFAS 123R”). SFAS 123R eliminates the alternative of applying the intrinsic value measurement provisions of APB 25 to stock compensation awards issued to employees. Rather, the new standard requires enterprises to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

We have not yet quantified the effects of the adoption of SFAS 123R, but we expect that the new standard may result in significant stock-based compensation expense. The pro forma effects on net income (loss) and net income (loss) per share if we had applied the fair value recognition provisions of original SFAS 123 on stock compensation awards (rather than applying the intrinsic value measurement provisions of APB 25) are in “Stock Based Compensation” above. Although the pro forma effects of applying SFAS 123 may be indicative of the effects of adopting SFAS 123R, the provisions of these two statements differ in some important respects. The actual effects of adopting SFAS 123R will be dependent on numerous factors including, but not limited to, the valuation model chosen by us to value stock-based awards, the assumed award forfeiture rate, the accounting policies adopted concerning the method of recognizing the fair value of awards over the requisite service period, and the transition method (as described below) chosen for adopting SFAS 123R.

SFAS 123R will be effective for our fiscal quarter beginning January 1, 2006, and requires the use of the Modified Prospective Application Method. Under this method SFAS 123R is applied to new awards and to awards modified, repurchased, or cancelled after the effective date. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered (such as unvested options) that are outstanding as of the date of adoption shall be recognized as the remaining requisite services are rendered. The compensation cost relating to unvested awards at the date of adoption shall be based on the grant-date fair value of those awards as calculated for pro forma disclosures under the original SFAS No. 123. In addition, companies may use the Modified Retrospective Application Method. This method may be applied to all prior years for which the original SFAS 123 was effective or only to prior interim periods in the year of initial adoption. If the Modified Retrospective Application Method is applied, financial statements for prior periods shall be adjusted to give effect to the fair-value-based method of accounting for awards on a consistent basis with the pro forma disclosures required for those periods under SFAS 123.

Qualitative and Quantitative Disclosure About Market Risk

Interest rate risk represents the risk of changes in value of a financial instrument caused by fluctuations in interest rates. We did not have material indebtedness for borrowed money as of December 31, 2003, and had $14.1 million and $19.5 million of indebtedness under our credit facility as of December 31, 2004 and March 31, 2005, respectively. The annual interest rate on our credit facility is the prime rate plus 1%. An immediate 10% increase in the prime rate would not have a material effect on our interest expense. If and when we do enter into future borrowing arrangements or borrow under our existing revolving credit facility, we may seek to manage exposure to interest rate changes by using a mix of debt maturities and variable- and fixed-rate debt, together with interest rate swaps where appropriate, to fix or lower our borrowing costs. We do not make material sales or have material purchase obligations outside of the United States and therefore do not generally have exposure to foreign currency exchange risks.

Our exposure to market risks for changes in interest rates relates primarily to our investment portfolio. As of December 31, 2004 and March 31, 2005, our cash equivalents consisted of money market funds. Due to the short-term nature of our investment portfolio, we do not believe that an immediate 10% increase in interest rates would have a material effect on the fair market value of our portfolio. Since we believe we have the ability to liquidate this portfolio, we do not expect our operating results or cash flows to be materially affected to any significant degree by a sudden change in market interest rates on our investment portfolio. As of December 31, 2004 and March 31, 2005, we had no foreign currency exchange risk.

BUSINESS

Overview

We believe we are a leading provider of high-density compute servers based on an open architecture approach, targeting scale out datacenter deployments. In addition, we also design, market and sell a range of high-capacity storage systems which leverage many of our core server technologies. Our products are designed to provide benefits in the areas of density, thermal management, remote management, ease of serviceability and flexible and efficient power distribution. We also offer a high degree of flexibility and control in component selection to match the specific environmental and application requirements of our customers. Our products are designed to reduce total cost of ownership through strategic sourcing of components and reduced deployment and operating expenses. We base our products on open standard components such as processors from Intel and Advanced Micro Devices, or AMD, and operating systems such as Linux and Windows in order to leverage the continuing price-performance improvements associated with high-volume computer components.

Our flagship Foundation Series compute servers are high-density, rack-mounted server systems designed specifically for scale out datacenter environments. The Foundation Series servers utilize our patented half-depth, back-to-back chassis design to increase the physical server density, reducing floor space requirements. When deployed in our cabinets, we are generally able to offer approximately twice the server or processor density of traditional rack-mount solutions. We provide a range of power and heat management techniques that enable our servers to operate effectively at these density levels. The Foundation Series servers also provide configurable components, front-facing cable connections for enhanced serviceability, and our proprietary lights out remote management solution. In August 2004, we introduced our Scale Out Series of compute servers as an additional offering in our product line, which are designed to further increase density levels, improve thermal management and improve cable management and system serviceability. Our Scale Out Series is complementary to our Foundation Series, as we believe there will continue to be customers for which the traditional rack mount size or system configurations available with the Foundation Series compute servers are more important than the additional features of the Scale Out Series. In addition, we selectively use reseller and original equipment manufacturer, or OEM, relationships to provide additional server offerings that our customers may request from time to time.

We also offer low-cost, high-capacity storage systems, which leverage many of our core server technologies, to help enterprises cost-effectively meet their increasing data storage requirements. In the fourth quarter of 2004, we began providing storage products that combine our hardware with software layers provided by third parties under OEM software license arrangements. We launched two of these products in the fourth quarter of 2004, specifically a network attached storage, or NAS, appliance and an internet protocol, or, IP storage area network, or SAN, appliance that leverages the IP small computer system interface, or iSCSI, protocol. Over time, we expect to qualify additional storage software layers to bundle with our hardware. To complement our storage server line, we selectively leverage reseller and OEM relationships to provide additional storage offerings that our customers may request from time to time, such as external Fibre Channel and small computer system interface, or SCSI, redundant array of independent disks, or RAID, solutions.

We market our systems primarily through our direct sales force to enterprises within the United States. We focus our sales and marketing activities on enterprises that typically purchase hundreds of servers per year. To date, we have concentrated our marketing efforts on leading Internet companies, as well as customers with high-performance computing requirements in vertical markets such as semiconductor design, enterprise software, federal government, entertainment, financial services, oil and gas exploration and biotechnology and pharmaceuticals. We have sold our products to over 100 customers, including Microsoft, nVidia, Oracle and Yahoo!.

Industry Background

The increasing reliance by enterprises on information technology for everyday operations is driving the need for cost-effective, high-performance computing and high-capacity storage systems. Historically, enterprises have met their higher-end compute and storage requirements using monolithic systems, such as mainframes and supercomputers, based on proprietary operating systems and processors. However, these systems are relatively expensive, can lack modularity or configurability and often force customers to purchase additional products and services from a single vendor. More recently, enterprises have begun to deploy large-scale computing and storage infrastructures by aggregating large numbers of relatively inexpensive, open-standard modular computing and storage systems, known as “scale out” systems. These scale out systems typically run relatively low-cost operating systems such as Linux and Windows and can enable enterprises to meet their computing and storage requirements at a lower total cost of ownership and with greater flexibility and scalability. Many enterprises with high-performance computing or high-capacity storage requirements are adopting scale out systems, enabling the addition of compute and storage capacity in incremental units. Some enterprises with large-scale datacenter operations are now deploying thousands or even tens of thousands of scale out servers in their datacenters, as well as hundreds of terabytes of disk storage.

The Scale Out Compute Server Market

Scale out compute servers generally incorporate “rack-mount” or “blade server” designs due to their modularity and their lower total cost of ownership. Rack-mount servers are enclosed in an individual chassis, and multiple rack-mount servers are generally mounted horizontally into an industry-standard cabinet or rack. Blade servers are typically minimally enclosed, single circuit boards, and multiple blade servers are then vertically slotted into a blade server chassis, which is then generally fastened horizontally into a cabinet or rack. The scale out compute server market is characterized by several key technology trends that reflect the growing demand for modular computing systems based on industry-standard components and lower-cost operating systems, including:

x86 processor architecture.    The dominant processor architecture for today’s scale out server environment is x86-based. According to International Data Corporation, or IDC, 99.9% of Windows servers and 98.4% of Linux servers shipped in 2003 were x86-based servers. The extensive use of x86 processors in the personal computer market has created price and performance advantages for these processors when compared to lower-volume or proprietary processors. Recently, both Intel and AMD have announced new processors for the scale out server market that combine the benefits of traditional low-cost x86 processing with additional high performance capabilities usually found in more expensive processors. IDC projects that the x86-based server market will continue to grow and gain market share at the expense of the next two largest server segments. Furthermore, IDC estimates that the Linux- and Windows-based x86 global server market will grow from $18.4 billion in 2003 to $28.6 billion in 2008, representing a compound annual growth rate of 9.1%.

Linux and Windows operating systems.    Scale out compute servers generally run Linux or Windows operating systems, which increasingly are being used for enterprise computing and storage applications. These operating systems tend to feature a lower total cost of ownership relative to proprietary operating systems, such as UNIX variants. The broad adoption of these lower-cost operating systems has driven extensive support from software and hardware vendors. Since these operating systems are hardware-vendor independent, enterprises have the flexibility to use systems from different hardware vendors in their computing infrastructures. Linux- and Windows-based servers are expected to be the two fastest growing operating system segments of the server market. IDC estimates that the market for Linux-based servers will grow from $3.3 billion in 2003 to $9.1 billion in 2008, representing a compound annual growth rate of 22.8%. IDC also estimates that the market for Windows-based servers will grow from $15.6 billion in 2003 to $23.4 billion in 2008, representing a compound annual growth rate of 8.5%.

Volume servers.    The term “volume servers” generally refers to servers with an average sales price below $25,000. As enterprises increasingly use x86-based processors and Linux and Windows operating systems, they are lowering their total cost of ownership by purchasing volume servers that meet their computing performance, configuration flexibility and modularity objectives. According to IDC, volume servers represent the fastest growing price-band of the server market.

Clustered computing.    High-speed interconnect technology and clustering software technology are allowing the aggregation of scale out server resources into larger clustered computing systems. These clustered computing systems can reach sufficiently high performance levels to replace legacy supercomputer, mainframe and proprietary RISC systems for various classes of high performance computing applications, generally at lower cost.

New form factors.    To facilitate the deployment of a large number of servers in a limited amount of space, the industry has introduced new physical designs, or form factors. Compute servers deployed in scale out environments generally incorporate rack-mount or blade server designs. Both of these new form factors enable enterprises to increase server density in the datacenter, while improving installation and maintenance efficiency.

The adoption of scale out architectures is expected to drive strong growth in rack-mount and blade servers. According to IDC, the worldwide blade server market will grow from $622 million in revenue in 2003 to $8.8 billion in 2008, representing a compound annual growth rate of 70.0%.

The High-Capacity Storage Market

The Internet, data-intensive applications and digital content such as audio, graphics and video files are driving the rapid growth of data storage. According to IDC, the capacity of disk storage systems shipped has increased from 584 petabytes in 2002 to 812 petabytes in 2003, and is expected to grow to 5,444 petabytes by 2008. A petabyte is 1,024 terabytes. As data storage requirements have grown over the past decade, enterprises have turned to networked storage systems to address their storage needs. Networked storage systems enable storage to be shared by many users on a network instead of being captive to individual users or servers. This shared access to data has provided dramatic productivity benefits to enterprises. Despite the widespread adoption of networked storage systems, the evolution to modular storage systems based on open-standard operating systems and industry-standard components has trailed the evolution of the open standard modular compute server market.

While traditional networked storage systems provide many benefits to enterprises, they typically have been relatively expensive to purchase and manage. As storage requirements have grown, enterprises have increasingly turned to lower-cost data storage systems to provide affordable storage capacity. These storage systems typically use Linux or Windows operating systems and low-cost disk drives, such as serial advanced technology attachment, or serial ATA. IDC estimates that high-capacity, low-cost disk storage systems generated $1.2 billion of revenue in 2003, and will grow to $9.7 billion by 2008, representing a compound annual growth rate of 53.8%. IDC also estimates that by 2008, over 50% of all storage capacity shipped will be based on high-capacity, low-cost disk drives.

Networked storage is typically delivered as either a SAN or a NAS. SANs connect storage systems together in a dedicated storage network, and have traditionally been used for high-end storage requirements for critical data. Recently, SANs have begun to use an emerging IP-based interconnect standard, known as iSCSI, which leverages lower cost disk drive and networking components to reduce the total cost of ownership compared to traditional fiber-channel based SANs. NAS systems are typically dedicated storage appliances that are directly attached to a local area network, allowing all computers on the network to have access to the data stored on the NAS appliance.

Both NAS and iSCSI SAN systems can be configured to provide reliable, high-capacity storage in scale out environments in a cost-effective manner. The increasing use of an open-standard architecture approach and industry-standard components in NAS and iSCSI SAN systems is expected to decrease the total cost of ownership of these systems, thereby increasing their market adoption. IDC estimates that the size of the NAS market was $1.6 billion in 2003, and projects it will grow at an average compound annual rate of 15% to $3.1 billion by 2008. IDC also estimates that the size of the iSCSI SAN market was $19 million in 2003, and projects that it will grow at a compound annual growth rate of 174% to $2.9 billion by 2008.

Challenges for Scale Out Compute and Storage Server Deployments

Companies that have adopted scale out solutions are deploying increasingly large server and storage farms, which can consist of thousands of servers and hundreds of terabytes of storage. Scale out deployments of this magnitude can result in performance and maintenance challenges and unnecessarily high acquisition, operating and maintenance costs. Specific challenges with scale out deployments include:

Need for optimized server density and thermal management.    The increasing need for computing power and storage capacity has resulted in the need for higher density solutions to optimize the use of valuable floor space and keep operating costs to a minimum. Traditional rack-mount solutions generally offer a maximum of 44 compute nodes or servers per standard rack or cabinet. When fully populated, these racks generate significant heat, which can lead to server failure if not properly exhausted. To mitigate heat build up, most datacenters deploy rack-mount equipment using a “hot-aisle/cold-aisle” strategy, where heat from the backs of adjacent server rows is exhausted into the same hot aisle. This type of configuration does not maximize density levels, nor does it return heat to HVAC systems in a particularly efficient manner. As enterprises seek to push density beyond standard rack configurations, the issues of density and thermal management become even more challenging.

High cost of monitoring and maintaining many servers.    The cost of monitoring and maintaining datacenter infrastructure is increasing as enterprises deploy increasingly large server and storage farms. Typically, datacenter staff often represent a significant portion of the datacenter operating cost structure. Ongoing maintenance includes monitoring the state of the datacenter environment, monitoring the status of servers and components, and maintaining failing or failed units. Locating, servicing and replacing failed servers often requires the coordinated efforts of multiple system administrators.

Power management issues.    As the size of large scale server and storage deployments increases, datacenters are finding it increasingly difficult to cope with power requirements. Power consumption is increasing due to the larger number of servers deployed, compounded by higher power consumption per server due to continuing increases in component performance. In many cases, power consumption has become a bottleneck in datacenters, restricting the number of servers that can be deployed in the datacenter or mounted in a rack. All server components use DC power and essentially all commodity rack mount compute servers convert AC power to DC power within the server. However, this type of small scale conversion is not optimal as a means of power distribution compared with other techniques such as moving AC-DC conversion outside the server to reduce heat dissipation in the server, aggregating AC-DC conversion in larger power supplies instead of using individual less efficient server-level AC power supplies and enabling improved redundancy schemes to withstand the loss of an AC power circuit.

Lack of configurability and flexibility.    Traditionally, server vendors have offered only limited component choice and configuration options. Today, as companies are selecting scale out computing solutions for high performance applications, they are looking for more options and greater control over component selection. Traditional x86 server vendors often are not well prepared for these requests, which include specific motherboards, processors, memory and disk drive choices. In addition, standard x86 servers often include components that some customers do not require. These additional components can add unnecessary cost and power consumption.

High cost and lack of configurability of storage capacity.    Similar to the mainframe and proprietary UNIX compute server market, the traditional storage market is hindered by a lack of product flexibility and high cost of ownership, both in terms of up front capital expense and ongoing operating and maintenance costs. While leading storage vendors have recently begun to introduce lower cost options and more modular architectures, the storage industry is several years behind the compute server industry in making use of open standard and commodity components and operating systems. In general, leading storage vendors bundle their hardware with proprietary software solutions. Unlike the compute server market, it has been relatively difficult for customers to buy storage solutions where hardware and software can be separately specified and where components and upgrade technologies can be procured from multiple vendors.

The Rackable Systems Solution

We design, market and support a comprehensive suite of compute and storage server systems that are optimized for scale out datacenter deployments. Our modular, rack-mounted systems are based on industry- standard components and open-standard or lower-cost operating systems. We offer a broad selection of core system component technologies, which enables us to tailor systems to specific customer requirements. Our innovative designs enable our customers to maximize server density while optimizing thermal and power management within the datacenter. We design our solutions to be installed on a turn-key basis with remote management capabilities that minimize ongoing maintenance expenses. By embracing the benefits of modular, open-standards computing and storage solutions, we enable our customers to expand capacity and improve performance in the datacenter at a lower total cost of ownership.

Key benefits of our systems include:

Innovative form factors to improve density and thermal management.    Our systems are designed to alleviate inefficient use of floor and rack space and thermal management issues, problems that are found in major datacenter installations today. Our Foundation Series compute servers are approximately half as deep as traditional rack-mount systems. By deploying these servers in our cabinets with our patented “back-to-back” mounting technology, we are able to offer twice the density of traditional rack-mount solutions. Our Scale Out Series offers even higher density levels by making use of a new server form factor and our “back-to-back” and “side-to-side” mounting technologies.

With increased density comes increasing needs for optimized thermal management. We use a range of thermal management technologies to vent heat from the cabinet as well as reduce heat inside the server. These thermal management technologies include our patented back-to-back mounting with a central air space, or plenum, to draw heat to the center of the cabinet and enable exhaust from the top of the cabinet, as well as reduced server-level heat associated with our optional DC power solution. Our Scale Out Series has also been designed for thermal efficiency, including a taller chassis form factor to increase air flow and enable the use of larger heat dissipation sinks, and deflected air flow to create an updraft in the cabinet air plenum powerful enough to effectively evacuate heat.

Remote monitoring and improved serviceability.    Our lights-out remote management solution enables the administration of large-scale server farms from any network-connected off-site location. Our remote management solution enables rapid identification and location of failed servers and results in a significant reduction in the need for onsite maintenance technicians. In addition, our products are designed for improved serviceability through a variety of means including front facing input-output, or I/O, ports and integrated cable troughs. Our Scale Out Series includes additional benefits such as completely internalized cable and power connections and “toolless” serviceability for simplified maintenance. These design innovations allow us to significantly reduce installation and maintenance time and to decrease the need for multiple technicians to service our systems.

Improved power management.    Our server and storage lines include a range of design innovations to reduce power consumption and enable flexible power management schemes in scale out deployments. Because we build servers to order, we are sometimes able to eliminate components that draw power but may not be needed by the customer and to match the selection of a particular power supply to the load drawn by the system, which can improve power conversion efficiency. In our remote management system, we offer the ability to stagger the start-up of systems, which reduces the aggregate power draw at system boot time and allows the customer to increase the number of systems attached to a power circuit without tripping the circuit breaker. All server components use DC power, and our DC power options allow cabinet- and datacenter-level bulk power conversion to enable higher overall power efficiency versus individual server-level AC power supplies, as well as improved redundancy schemes, such as the ability to withstand complete loss of an AC circuit. Our DC power solutions are designed to be compatible with datacenters that have either AC- or DC-based power distribution infrastructure.

Flexible platforms that address customer-specific requirements.    Our compute and storage server systems are based on highly flexible platforms that enable our customers to select the configuration, operating system, processor and other key components based on their requirements. Because our solutions are build-to-order at the component level, they meet our customers’ performance requirements without bundling unnecessary features or components that increase cost. Our systems utilize industry-standard components wherever possible and are compatible with lower-cost operating systems such as Linux and Windows, enabling our customers to achieve optimal performance in a cost-effective manner while minimizing vendor dependence associated with proprietary systems. In addition, we have an OEM license agreement in place with Sun Microsystems that authorizes us to install and resell the Solaris operating system on our hardware, although we have not sold any Solaris operating systems to date. We are also assessing market demand for the use of the Solaris operating system from Sun Microsystems for use in certain scale out environments, and some of our customers currently run the Solaris operating system on our x86-based systems.

High capacity, cost-effective storage systems.    Similar to our compute servers, our storage servers utilize industry-standard components and lower-cost operating systems. We offer storage servers that allow our customers to run their own storage software or storage management applications. We also offer storage servers that include pre-installed storage software applications that we source from third parties. We currently offer a NAS appliance and an IP SAN appliance that leverage software provided from third parties, and we intend to qualify additional third-party software products in the future. Our storage platforms leverage many of the same design principles and component technologies as our compute server platforms. We believe we are well positioned to benefit from a convergence of server and storage technologies, and from the continuing improvements in storage system component technologies such as disk drives and RAID controller cards, as well as advances in storage protocol technologies such as iSCSI. To complement our storage server line, we selectively leverage reseller and OEM relationships to provide additional storage offerings that our customers may request from time to time, such as external Fibre Channel and SCSI RAID solutions.

Strategy

Our objective is to become the leading provider of high-density compute and storage servers that leverage an open architecture approach for scale out datacenter deployments. Key elements of our strategy include the following:

Provide compelling solutions to known customer needs.    We work closely with our customers to understand the challenges they face in scale out datacenter deployments. We design products to address these challenges through a combination of our own research and development and collaboration with our suppliers. We focus our research and development activities on areas where we believe we can maintain sustainable differentiation, such as our remote management system and our patented mechanical designs. We also provide specific direction to our suppliers regarding desired component feature sets and price points that best meet our customer requirements. We believe that this approach to product development maximizes the probability of customer acceptance of our products.

Leverage leading technologies and industry standards.    We use widely available components, platforms and software built around industry standards such as Intel and AMD x86 processors, Linux and Windows operating systems and low-cost serial ATA disk drive technologies. This allows our customers to address their computing and storage requirements in a cost-effective manner while minimizing vendor dependence associated with proprietary systems. By maintaining an open architecture and collaborating with leading technology companies, we believe we can stay at the forefront of technology trends, deliver solutions that address large markets and minimize research and development expense.

Introduce new product and service offerings.    In addition to adopting standard technologies, we have developed and intend to continue to develop products using our proprietary technology in the areas of cabinet and chassis design, remote management solutions and power and thermal management. For example, we have recently introduced our Scale Out Series and our DC power option. In addition, we intend to expand our presence in the storage market and may seek to develop or acquire proprietary intellectual property at the hardware or software level in this market. We also offer maintenance and support and warranty services, and intend to expand these and other services over time.

Expand market opportunities and sales channels.    Our revenues to date have largely been derived from domestic customers with large Internet businesses, as well as customers with high-performance computing applications in vertical markets such as biotechnology and pharmaceuticals, enterprise software, entertainment, federal government, financial services, oil and gas exploration and semiconductor design. We intend to strengthen our presence in these markets, capitalize on opportunities in new vertical markets and expand internationally. We believe that scale out computing technologies are likely to be used in other computing applications, such as general purpose server consolidation, database computing and online transaction processing. Our revenues to date have been generated primarily through our direct sales force and, to a lesser extent, through indirect channels. In addition to augmenting our current sales team, our plan for growing sales includes expanding distribution channels, such as value added resellers, systems integrators, and independent software vendors. We also plan to examine the potential of working with large-scale OEMs domestically and internationally.

Leverage our supply chain and operations to establish and maintain an industry leading cost structure.    We consider our low cost structure to be a key competitive advantage. Our efficient supply chain allows us to build systems to order that are customer-specific and contain all necessary features, while minimizing costs. We make extensive use of outsourcing to obtain services that we do not consider core to our competitiveness and to maintain a flexible manufacturing cost structure. We also manage our business based on operating cost targets that are consistent with our available gross margins. We believe that a highly disciplined approach to cost control is critical to success in our industry.

Customers

We have sold our products to more than 100 customers, including companies with large Internet businesses, such as Microsoft and Yahoo!, and companies in vertical markets such as semiconductor design, enterprise software, federal government, entertainment, financial services, oil and gas and biotechnology and pharmaceuticals. Because we generally sell to customers with large-scale datacenter deployments who may procure servers hundreds or thousands of systems at a time, a single customer in any given quarter can account for a large portion of our sales. However, because our revenue has largely been generated in connection with these customers’ decisions to deploy large-scale server and storage farms, their capacity requirements can become fulfilled, whether temporarily or otherwise, and as a result they could purchase significantly fewer or no products from us in subsequent periods. For the three months ended March 31, 2005, Microsoft and Yahoo! accounted for approximately 6% and 27% of our revenues, respectively. For the fiscal year ended December 31, 2004, Microsoft and Yahoo! accounted for approximately 36% and 23% of our revenues, respectively. For 2003, Yahoo! accounted for approximately 40% of our revenues and Inktomi, which is now owned by Yahoo!, accounted for an additional 6% of our revenues. Hewlett-Packard was operating as a contractual intermediary for the sale of our products to Microsoft. Our agreement with Hewlett-Packard expired at the beginning of January 2005, and we expect that we will now sell directly to Microsoft. We refer to sales under the Hewlett-Packard agreement as sales to Microsoft.

A majority of our revenues are derived from customers in internet businesses, although we also sell our products to customers in a variety of other vertical industries. The following table represents selected industries into which we sell and a representative sample of top revenue-generating customers in each of those industries in 2004:

Selected Vertical Industries	Representative Customers
Internet Businesses	Microsoft, Yahoo!

Semiconductor Design	Magma Mobility Electronics, nVidia

Enterprise Software	Oracle, Polyserve

Federal Government	Lawrence Livermore National Laboratories, Stanford Linear Accelerator Center

Entertainment	Super Computer International Inc., Vinton Studios

Financial Services	Deutsche Bank, Jane Street Capital

Oil and Gas Exploration	Schlumberger, Screen Imaging Technologies

Biotechnology and Pharmaceuticals	Allpoints Networking, Memorial Sloan Kettering

The following are examples of how our systems are used by our customers to meet their mission critical computing requirements and reduce their cost of ownership:

Data393.    IT infrastructure, Web hosting and e-business solutions provider Data393 has deployed Rackable Systems’ Direct Current (DC) server solutions to power its hosting business. Data393’s dedicated hosting datacenter was equipped with DC input power for greater efficiency, but the company found that most DC server options could not achieve the required density levels while still achieving necessary thermal management and configuration flexibility.

According to Data393, the company was able to solve this challenge by deploying Rackable Systems’ DC-based Foundation Series servers. Featuring back-to-back mounting and superior thermal management, Rackable Systems’ solution enables Data393 to increase density levels to 80 servers per cabinet, from just 24 servers per cabinet using competitors’ DC solutions. The ability to roll the Rackable Systems cabinet into the datacenter with servers fully racked and pre-cabled significantly reduced deployment time and has given Data393 the flexibility to configure their datacenter environment with an optimized layout in a modular and scalable fashion.

In addition, Data393 required support for open-source drivers in its heterogeneous operating environment—a requirement that most competitive solutions could not accommodate. By leveraging Rackable Systems’ customized, build-to-order approach using industry-standard components, Data393 was able to specify the exact components and drivers required. This level of customization helped reduce deployment time, while the unique server design with I/O in front has improved serviceability and enabled Data393 to reduce ongoing maintenance costs.

Data393 noted that Rackable Systems’ server design and DC power technology have helped create a more reliable datacenter environment to better serve the needs of its growing customer base.

Snapfish, Inc.    Online photo service Snapfish chose Rackable Systems’ servers to run its photo applications used by its millions of members worldwide. Faced with rapid growth in its customer base, Snapfish needed to upgrade its datacenter infrastructure and increase compute server processing capacity to power data-intensive applications that allow its members to upload, enhance, edit and share hundreds of terabytes of images. Leveraging Rackable Systems’ back-to-back mounted Foundation Series servers, Snapfish deployed a large number of clustered computing systems totaling over a hundred compute servers in a high-density datacenter environment. According to Snapfish, Rackable Systems’ designs have helped streamline the company’s datacenter operations in a number of ways:

•	Rackable Systems rapidly deployed a complete, turnkey server rack fully populated with servers that are easy to service. Snapfish is able to achieve density levels of up to 64 Rackable Systems servers in one cabinet without thermal issues, due to Rackable Systems’ unique half-depth form factor and superior power and heat management. This enables Snapfish to both increase its datacenter density while improving server reliability. Prior to deploying Rackable Systems servers, Snapfish could not fully populate its racks without facing heating and maintenance issues.

•	Rackable Systems enables Snapfish to reduce overall IT administration costs and simplify maintenance by leveraging Rackable Systems’ extensive services and support offerings; and

•	Rackable Systems’ server and rack design significantly reduces deployment time. In the past, it would have taken a single systems administrator days to set up and configure large quantities of servers—but deploying a Rackable Systems rack populated with pre-installed, pre-cabled servers can now be completed within just a few hours. This ease of deployment allows Snapfish to effectively scale computing capacity up as its online business grows.

According to Snapfish, the use of Rackable Systems servers in its datacenter is a key differentiator and critical to its business model, which requires high reliability and availability of its servers to power the company’s many online applications.

Hewlett-Packard recently acquired Snapfish, and, as a result, our relationship with Snapfish as a customer may change.

Technology

We have a core technology focus on mechanical chassis and cabinet design to enable higher density, improved thermal management and better serviceability. We also have technologies focused on power management and power distribution, as well as hardware- and firmware-based remote management.

Chassis and Cabinet Design.    We designed the “half-depth” 1U rack-mounted chassis and the mounting of this chassis back to back in a purpose-built cabinet. A “U” is an industry unit of measure equal to approximately 1.75 inches. We hold patents around the use of back-to-back mounting, the resulting air flow patterns and the front-facing I/O placement. We apply this innovation across a range of specific 1U, 2U, and 3U chassis types in our Foundation Series line, as well as with our Scale Out Series line.

•	“Half-depth” chassis. Our line of 1U, 2U and 3U half-depth rack-mount compute and storage servers are approximately half the depth of traditional rack-mount servers. Because we adhere to rack-mount height and width standards, our customers can deploy these servers in most industry standard 19-inch cabinet or two-post “telco rack.” However, when deployed in our purpose-built, proprietary cabinet technology, our customers are able to achieve twice the density of traditional rack-mount solutions because we enable back-to-back mounting. We are able to deploy up to 88 servers in a seven foot tall cabinet. These density levels are reduced if a customer elects to include networking or other equipment in the cabinet. In our cabinet technology, the back-to-back mounting technique creates an enclosed air plenum for heat exhaust, and we evacuate heat through the top of the cabinet, which often enables our customers to direct heat to air return systems in a more organized and efficient fashion. Our chassis and cabinet technology also offers additional benefits versus traditional rack-mount solutions such as elimination of guide rails, the use of front facing I/O and an integrated cable trough to improve cable management and system serviceability, and integrated power-mating brackets to internalize power connections and power cabling.

•	“Full-depth” chassis. We currently offer one full-depth chassis of our own design, specifically our 3U 16-data drive storage server. In the future, we may design additional full-depth chassis variants for use in our Foundation Series compute server line and our storage server line. We also selectively leverage reseller and OEM relationships to provide additional full-depth chassis offerings, generally in situations requiring redundant power supplies and/or a broader range of add-in card or disk drive expansion options than can be accommodated in our half-depth offerings. We can use both half-depth and full-depth chassis in a single cabinet by modifying our cabinet’s brackets and placing the full depth equipment at the bottom of the rack to avoid obstructing the air plenum created by the half-depth equipment.

•	Scale Out Series chassis and cabinet. We recently introduced a new proprietary chassis and cabinet technology designed to increase density levels, improve thermal management and simplify cable management and system serviceability. The Scale Out Series does not adhere to the rack-mount standard, but still enables the use of open-standard components at the motherboard, processor, dynamic random access memory, or DRAM, and disk drive level. We have applied for patent protection for a number of innovations introduced by the Scale Out Series line. Our Scale Out Series line includes the following innovations:

•	Our proprietary chassis form factor is taller than a traditional 1U, allowing us to improve thermal efficiency by increasing air flow and using taller heat dissipation sinks.

•	The Scale Out Series chassis is approximately half the width and half the depth of traditional server form factors. Through side-to-side and back-to-back mounting we are able to achieve density levels of up to 92 servers or 184 processors per cabinet, with an additional 10U of space reserved for networking or other equipment.

•	The Scale Out Series adopts a toolless design such that no screws are required to install or remove a chassis from the cabinet. A flip-down door releases a latch mechanism to enable removal of the server from the cabinet, and all power and network cabling is internally mated to the cabinet structure using specialized proprietary mating technology.

Remote Management.    Our remote management technology is designed to provide an array of out-of-band and in-band remote management features to our customers. Our out-of-band features work even if the system is not functional, due to the failure of either hardware or the operating system. Out-of-band features include reboot/power cycling, stagger-start up, temperature monitoring, flashing of an LED, scripting messages to an optional LCD and changing basic input/output system, or BIOS, settings. In-band features are only accessible if both the hardware and the operating system that is running on the hardware are functional. In-band features include full serial console access to the operating system and the ability to write messages from within the operating system to the optional LCD. Our remote management solution enables rapid identification and location of failed servers and results in a significant reduction in the need for onsite maintenance technicians. Because our remote management solution includes both in-band and out-of-band features, it can offer significant cost advantages versus alternative remote management solutions that may require both managed power strips and KVM (keyboard, video and mouse) or Ethernet based server remote management solutions.

We provide application programming interfaces to our remote management solution and offer a “shell mode” that enables our customers to create software scripts and integrate our remote management with their datacenter automation software platforms. For example, many of our customers utilize readily-available third-party software, such as grid, cluster and utility computing applications, in conjunction with our compute servers. Our remote management solution is currently based on serial access techniques and is compatible with any industry standard motherboard that supports a serial header and serial BIOS redirection. We are able to support serial console operating system access for Linux, Solaris, FreeBSD and current versions of Windows such as Windows 2003.

Power Management and Distribution.    We employ a range of techniques to minimize power consumption and enable more servers to be deployed per circuit or per power distribution unit, or PDU. We offer a DC-powered option for our Foundation Series and Scale Out Series lines, and have applied for patents associated with our technique to enable AC-DC conversion at the rack level and distribution of DC power inside the rack. Our power management techniques include:

•	DC power option. We offer the ability to deploy DC powered solutions in datacenters that support either AC- or DC-based power, and have applied for patents associated with our techniques to employ DC power. In an AC environment, we conduct aggregated AC-DC power conversion at the top of our cabinets using removable AC-DC rectifiers. Each rectifier can handle an aggregate of 2,700 watts of power conversion, and we generally use banks that include multiple rectifiers. These rectifiers convert input AC power to -48V DC power, which is then distributed to the servers through bus bars internalized in the cabinets. Each server has a -48V DC power supply which is more efficient than the AC power supplies, so less input power is lost as heat thereby. This reduces heat dissipation in the server, which generally increases the life span of components in the server. In a DC environment, we can connect directly to DC current feeds. Conducting AC-DC rectification outside of the server significantly reduces the amount of heat inside the server. Bulk AC-DC conversion at the cabinet- or PDU-level can increase power conversion efficiency versus smaller individual power supplies typically housed in the server chassis. Finally, our DC technology allows us to deploy redundancy schemes such as the ability to withstand the loss of an entire AC circuit.

•	Stagger-start time delay. Our remote management solution enables the setting of a power on time delay so that systems attached to a single AC circuit can be set to start up in a staggered fashion as opposed to all at once. This reduces aggregate power draw at system boot time and can enable additional servers to be attached to a power circuit.

•	Matching of power supply to system power draw. Because our servers are built to order, we are able to specify a power supply that is well matched to the actual system power draw, which can improve power supply efficiency.

•	Elimination of unnecessary components. By building servers to order, we are able to exclude components that draw power but are not needed by a particular customer.

Products

Our high-density compute and storage servers offer a broad range of component choices and are typically built-to-order, providing a high degree of flexibility to our customers. We believe we offer a broader range of product configurations than larger global x86 server market competitors. We continually qualify new configurations as new motherboard, processor, DRAM, disk drive and other component technologies become available. Additional information and sample current configurations follow for our Foundation Series, Scale Out Series and Storage Server lines:

Foundation Series Compute Server.    We introduced our Foundation Series compute server line in early 2000. The Foundation Series adheres to rack-mount standards, but increases density levels and improves serviceability when deployed in our proprietary, purpose-built cabinet. We currently offer Foundation Series compute servers for single or dual processor motherboards supporting Intel and AMD 32- and 32/64-bit processors such as the Intel Pentium 4, the Intel Xeon, the Intel Xeon EM64T, or “Nocona,” and the AMD Opteron. We also offer Foundation Series compute servers for two processor motherboards supporting the 64-bit Intel Itanium 2 processor, and for four processor motherboards supporting the 32/64-bit AMD Opteron 800 Series processors. The following table includes illustrative product configurations that are representative of systems we commonly build for our customers. We also customize our systems to meet customer-specific requirements.

Representative configuration options

MODEL	C1000	C2000	C2004	C3001	C3006	C4002
Processor	Intel Pentium 4 (1), Intel Xeon (2), or AMD Opteron (2)	Intel Pentium 4 (1), Intel Xeon (2), or AMD Opteron (2)	Intel Pentium 4 (1), Intel Xeon (2), or AMD Opteron (2)	Intel Pentium 4 (1), Intel Xeon (2), or AMD Opteron (2)	Intel Pentium 4 (1), Intel Xeon (2), or AMD Opteron (2)	AMD Opteron 800 Series (4)

Drive Options	Up to 2 internal IDE, serial ATA, or SCSI drives	Up to 4 internal IDE, serial ATA, or SCSI drives	Up to 4 hot-swap serial ATA, or SCSI bays	One hot-swap serial ATA, or SCSI bay	Up to 6 hot-swap serial ATA, or SCSI bays	Up to 2 hot-swap SATA, or SCSI bays

Expansion Cards	One available PCI, or PCI-X slot	Two available PCI, or PCI-X slots (one low profile)	One available PCI, or PCI-X slot	Up to 5 available PCI, or PCI-X slots. One available AGP slot	Up to 5 available PCI, or PCI-X slots	Four available PCI-X slots (2 at 133MHz and 2 at 66MHz), one PCI slot

Storage Card	2-channel serial	4-channel serial	4-channel serial	Not applicable	6-channel serial	2-channel serial

Support (Optional)	ATA, or U320 SCSI	ATA, or U320 SCSI	ATA, or U320 SCSI	Not applicable	ATA, or U320 SCSI	ATA, or U320 SCSI

Remote Management Card/ LCD (Optional)	Yes	Yes	Yes	Yes	Yes	Yes

Chassis Mount	Half depth back-to-back for double density, or two post front or center mount	Half depth back-to-back for double density, or two post front or center mount	Half depth back-to-back for double density, or two post front or center mount	Half depth back-to-back for double density, or two post front or center mount	Two post front or center mount	Half depth back-to-back for double density, or two post front or center mount

Power Supply	Autoswitching 100-240 VAC, or –48 VDC	Autoswitching 100-240 VAC, or –48 VDC	Autoswitching 100-240 VAC, or –48 VDC	Autoswitching 100-240 VAC, or –48 VDC	Dual-input redundant autoswitching 100-240 VAC	Autoswitching 100-240 VAC, or dual-input redundant autoswitching 100-240 VAC

Profile	1U half-depth chassis	2U half-depth chassis	2U half-depth chassis	3U half-depth chassis	3U half-depth chassis	4U half-depth chassis

Dimensions (HxWxD)	1.75" x 17.6" x 15.5"	3.5" x 17.6" x 14.375"	3.5" x 17.6" x 15.5"	5.25" x 17.6" x 15.5"	5.25" x 17.6" x 15.5"	7" x 17.6" x 15.5"

Scale Out Series Server.    Our Scale Out Series server was introduced in August 2004 and utilizes a proprietary server form factor that is approximately half the width, half the depth and twice the height of a traditional 1U server. We mount the servers back-to-back and side-by-side in our proprietary, purpose-built cabinet. This design offers a number of advantages for large-scale compute server deployments including higher density levels, improved thermal management, enhanced serviceability and internalized cable management. We are able to offer essentially any compute server configuration that is supported in our C1000 series, with the additional benefits and feature sets offered by the Scale Out Series, summarized below.

Features	Description
Density	92 servers per cabinet with 10U of additional 19" rack-mount space for networking equipment

Processor	Supports up to 184 CPUs (92 dual processor systems) at the highest clockspeed from the Intel and AMD CPU lines, including Intel Xeon, AMD Opteron, Intel Xeon EM64T (new 32/64 bit series) and Intel Itanium 2 (Deerfield chipset)

Drive Options	Up to two standard, server-grade 3.5" hard drives or four 2.5" drives

Expansion Cards	One full-height PCI-X expansion slot with roadmap to PCI-E

Remote Management	Total lights-out solution using Rackable Systems’ innovative in-band and out-of-band technology

Chassis	Half-depth, side-to-side and back-to-back mounting; optional 19" rack mount kit enables five vertical chassis per 7U

Thermal Management	Optimal form factor, aspect ratio and patented cooling technology enables processors to run at 100% duty cycle at full clock speed at 95°F ambient temperature

Power	Autoswitching 100-240 volt AC or –48 volt DC ; DC option provides power savings of up to 30%

Components	Non-proprietary, industry-standard; accommodates extended ATX motherboards

Cable Management	Dual Gigabit and dedicated serial remote management to each server via internal cabling

Dimensions (HxWxD)	3.1" x 12.2" x 17.2"

Additional Compute Server Offerings.    To complement our Foundation Series and Scale Out Series compute server lines, we also leverage reseller and OEM relationships to provide additional compute server offerings that our customers may request. For example, we offer a range of server offerings based on designs from Intel’s Enterprise Servers Platform & Services Division, or EPSD. The Intel EPSD server line provides us with an expanded number of full-depth chassis solutions as well as a chassis offering that supports compute server blades. Representative configuration options for the Intel EPSD server line include:

MODEL	EX2-1	EX2-2	EX4	EI2	EI4	EB14
Processor	Two Intel Xeon Processors	Two Intel Xeon Processors	Four Intel Xeon MP Processors	Two Intel Itanium 2 Processors	Four Intel Itanium 2 Processors	Up to 28 Intel Xeon MP Processors on 14 blades, or 28 Xeon MP Processors on seven blades

Base Platform	Intel Server Platform SR1300	Intel Server Platform SR2300	Intel Server Platform SRSH4	Intel Server Platform SR870BH2	Intel Server Platform SR870BN4	Intel Blade Server Chassis SBCE

Maximum RAM	12 GB ECC	12 GB ECC	24 GB ECC	16 GB ECC	32 GB ECC	Up to 4GB or 8GB ECC

Drive Options	Three hot-swap U320 SCSI or 3 IDE	Six hot-swap U320 SCSI	Five hot-swap U320 SCSI	Two hot-swap U320 SCSI	Three hot-swap U320 SCSI	Integrated IDE, optional SCSI storage expansion units

Expansion Cards	Two available PCI-X slots	Six available PCI-X slots	Six available PCI-X slots, two available PCI slots	Three available PCI-X slots	Eight available PCI-X slots	Optional Fibre Channel

Chassis Mount	1U Two-post center mount, or four-post rail mount	2U Two-post center mount, or four-post rail mount	4U Two-post center mount, or four-post rail mount	2U Two-post center mount, or four-post rail mount	4U Two-post center mount, or four-post rail mount	7U Two-post center mount, or four-post rail mount

Power Supply	Autoswitching 100-240 VAC	Hot-swap, redundant autoswitching 100-240 VAC	Hot-swap, redundant autoswitching 100-240 VAC	Hot-swap, redundant autoswitching 100-240 VAC	Hot-swap, redundant autoswitching 100-240 VAC	Hot-swap, redundant autoswitching 100-240 VAC

In addition to platforms that we source from Intel EPSD, we also offer platforms sourced from other OEMs in select situations, including an eight processor Opteron configuration and additional four processor Opteron configurations.

Foundation Series Storage Server.    Our Foundation Series storage server was introduced in 2000. Our storage servers are available in a number of 3U half-depth and full-depth configurations supporting from six to 16 disk drives. Our storage servers are largely based on serial ATA drive technology, but we have also qualified various parallel ATA and SCSI configurations. We intend to track high volume commodity disk drive technology and will likely offer new storage products based on new technologies, such as serial ATA-2 and Serial-Attached SCSI, as they become available. Many of our customers run their own software applications on our storage servers, but we have also qualified specific third-party software applications that we pre-install on our hardware. For example, we currently offer a NAS appliance configuration that is based on NAS software that we have licensed from a third party. We also offer an iSCSI appliance configuration that is based on iSCSI target software that we have licensed from a third party. We are currently in the process of qualifying additional third party storage software layers such as clustered file systems and a software layer that enables the creation and management of scaleable pools of block level storage. We intend to market products in the future that bundle our hardware with these and other third party software solutions.

The following table includes product configurations that are representative of systems that we commonly build for our customers. We also customize our systems to meet customer-specific requirements.

Representative configuration options

MODEL	S3009	S3012	S3118
Processor	Intel Pentium 4 (1), Intel Xeon (2), or AMD Opteron (2)	Intel Pentium 4 (1), Intel Xeon (2), or AMD Opteron (2)	Intel Pentium 4 (1), Intel Xeon (2), or AMD Opteron (2)

Drive Options	Up to 9 hot-swap serial ATA or SCSI bays	Up to 12 hot-swap serial ATA or SCSI bays	Up to 18 hot-swap serial ATA or ATA drives

Expansion Cards	Up to 5 available PCI, or PCI-X slots	One available PCI, or PCI-X slot	Up to 5 available PCI, or PCI-X, or PCI-E slots

Controller Support	8-port or 12-port serial ATA, or two-channel U320 SCSI	12-port serial ATA, or three-channel U320 SCSI	SATA, or two-channel U320 SCSI

RAID	0, 1, 5 0+1	0, 1, 5 0+1	0, 1, 5 0+1

Remote Management Card/LCD (Optional)	Yes	Yes	Yes

Chassis Mount	Half depth back-to-back for double density, or 2 post front or center mount	Half depth back-to-back for double density, or 2 post front or center mount	Two post front or center mount

Power Supply	Autoswitching 100-240 VAC, or –48 VDC (some configurations)	Autoswitching 100-240 VAC, or –48 VDC (some configurations)	1+1 redundant autoswitching 100-240 VAC

Profile	3U half-depth chassis, cabinet, or 2-post mount	3U half-depth chassis, cabinet, or 2-post mount	3U standard-depth chassis, cabinet, or 2-post mount

Dimensions (HxWxD)	5.25" x 17.6" x 15.5"	5.25" x 17.6" x 15.5"	5.25" x 17.6" x 27.3"

Service and Support

We offer a range of service and support packages, primarily associated with hardware break-fix support and onsite hardware service. We offer several standard levels of warranty support that vary depending on specific services, response times, coverage hours and duration. In addition to our standard offerings, we also customize our warranty and support agreements to meet the specific needs of customers. In addition, we often contract with third parties to provide support services to our customers, particularly in regions where we have limited customer concentrations and it is more cost-effective for us to do so.

We offer a range of professional services such as onsite cabling assistance and installation of third-party software such as grid, clustering and utility computing applications. We intend to expand the range of professional services that we offer, and we may do so through growing our internal staff or partnering with or acquiring other companies.

While we desire to expand our support and services revenues, we also employ a number of techniques that mitigate the cost associated with deployment and maintenance. Our compute and storage server products are designed to be shipped in a turn-key fashion, pre-racked and pre-cabled in our cabinets. We use specifically designed shipping crates to reduce the potential for shipping damage. While we also ship smaller installations in boxes, the majority of our shipments are delivered in this turn-key fashion. This enables us to minimize the time and effort associated with onsite deployment work.

On occasion, at the request of a customer that has informed us that one of our products is defective, we will ship a replacement product to that customer prior to the customer returning the defective product to us. This enables the customer to use the replacement product until the defective product is repaired and returned to the customer. Generally, we do not charge for this service unless the customer fails to return the defective product to us, in which case we will charge the customer for the replacement product.

Sales and Marketing

We focus our sales and marketing activity on large enterprises with the need to purchase hundreds of servers per year. We have historically targeted accounts primarily within the United States, and we intend to replicate our current sales and operations model internationally.

Our products are sold primarily through our direct sales team, which allows us to maintain close client contact and feedback throughout the entire sales process. Our sales process begins with leads generated through targeted teleprospecting, tradeshows and referrals, which are then logged, qualified and assigned to an account executive. After an initial lead qualification, our sales executives and sales engineers collect information regarding the customer’s datacenter environment and application requirements. We then collaborate with the customer’s technical point of contact and our own internal technical resources to agree upon a particular system configuration for the customer. For larger customers, we allow evaluation of one or more hardware configurations to enable the customer to conduct their own benchmarking analyses. While we tailor solutions for most customers, there is substantial commonality in underlying components, so we are able to mitigate the impact on our manufacturing and sourcing operations.

In addition to augmenting our current sales team, our long-term plan for growing sales includes expanding distribution channels, such as value added resellers, systems integrators and independent software vendors. We also plan to examine the potential of working with large-scale OEMs both domestically and internationally.

We focus our marketing efforts on increasing brand awareness, communicating product advantages and generating qualified leads for our sales force. We rely on a variety of marketing vehicles, including our website, trade shows, industry research and collaborative relationships with suppliers and technology vendors to gain wider market access.

Product Development

Our engineering staff is responsible for the design, development, quality, documentation and release of our products. Our product development efforts focus on addressing the needs of customers deploying large, scale out computing infrastructure. These needs include density, performance, power efficiency and thermal management. We have developed cooperative working relationships with many of the world’s most advanced technology companies, such as Intel and AMD, to leverage their research and development capabilities. Additionally, we work closely with our customers to develop product innovations and incorporate these into subsequent product design. This cooperative approach allows us to develop products that meet our customers’ needs in a cost-effective manner. We monitor new technology developments, new component availability and the impact of evolving standards through customer and supplier collaboration.

Our total research and development expense was $348,000, $763,000, $888,000 and $892,000 for the three months ended March 31, 2005 and the years ended December 31, 2004 and 2003 and September 30, 2002, respectively, and $165,000 for the three months ended December 31, 2002.

Manufacturing and Operations

Our operational strategy is to provide our customers with built-to-order, high-quality turn-key solutions. Our operations are based on a hybrid manufacturing model that maintains control of key processes, including procurement, product configuration validation, quality assurance and testing, while leveraging the labor resources of our contract manufacturers. As a result, we are able to maintain the flexibility to scale operations as needed while minimizing capital expenditures and fixed operating costs.

Personnel in our Milpitas, California facility manage procurement, validation of product configuration, assembly and testing. In order to control and monitor quality and inventory levels, we use a just-in-time procurement strategy. We have established relationships with key technology vendors and distributors for the supply of our core components and sub-assemblies, including chassis metal fabrication, memory, processors, hard disk drives, printed circuit boards, fans and power supplies. We generally use multiple vendors on commodity products in order to obtain competitive pricing.

As part of our hybrid manufacturing model, we maintain in-house capabilities that we typically use to fulfill urgent orders, smaller orders and prototype system production. In 2004, Sanmina-SCI manufactured and assembled the majority of our finished products at their facility in Santa Clara, California. In order to reduce our reliance on a single vendor, we currently utilize two other contract manufacturers, E-Cycle and Synnex. Currently, Sanmina-SCI is manufacturing and assembling less than a majority of our finished products. We may increase our use of contract manufacturers other than Sanmina-SCI in the future. None of our contract manufacturers is the sole manufacturer of any one of our products. We maintain staff at each of the manufacturing facilities to ensure that we have adequate control over the manufacturing process and quality control.

We perform final testing, cabling and packaging onsite at our contract manufacturers’ facilities, as well as in our Milpitas facility. We deliver our cabinet-level products in specially designed shipping crates, and generally ship them fully racked, cabled and tested. This simplifies the delivery and installation process, allowing field delivery staff to roll the cabinets out of the crate and quickly connect them to the datacenter power grid and network environment.

We generally only manufacture products after receipt of orders from our customers. However, customers may generally cancel or reschedule orders without penalty, and delivery schedules requested by customers in these orders frequently vary based upon each customer’s particular needs. For these reasons, orders may not constitute a firm backlog and may not be a meaningful indicator of future revenues.

Competition

The market for our products is highly competitive, rapidly evolving and subject to changing technology, customer needs and new product introductions. In the compute server market, we compete primarily with large vendors of x86 servers based in the United States, such as Dell Inc., Hewlett-Packard Company, International Business Machines Corporation and Sun Microsystems, Inc. In addition, we compete with a number of smaller companies, some of which may become significant competitors in the future. In the storage server market, we compete primarily with EMC Corporation, Hewlett-Packard Company, Hitachi Data Systems, Ltd. and Network Appliance, Inc. As we enter international markets, we anticipate facing additional competition from foreign vendors. We currently compete principally on the basis of product features and performance, initial pricing, total cost of ownership, customer service, configurability and manageability. We believe we compete favorably in each of these areas.

Intellectual Property

We rely on a combination of patent, trademark, copyright and trade secret laws and disclosure restrictions to protect our intellectual property rights. We also enter into confidentiality and proprietary rights agreements with our employees, consultants and other third parties and control access to our proprietary information. We have seven patents issued, five utility patent applications and four provisional patent applications pending in the United States. Our most important patent relates to back-to-back positioning, front facing I/O and multi-directional air flow cooling, and expires in December 2020. Our other patents expire between 2017 and 2021. If a claim is asserted that we have infringed the intellectual property of a third party, we may be required to seek licenses to that technology. In addition, we have a non-exclusive license from Mountain View Data to use some of their computer software products in our storage servers product. The term of this non-exclusive license is one year and is automatically renewable for a one year term unless either party provides notice that they do not wish to continue the license. We also have a non-exclusive license from Wasabi Systems to use its iSCSI target software in our storage server products.

The steps we have taken to protect our intellectual property rights may not be adequate. Third parties may infringe or misappropriate our proprietary rights. In order to protect our intellectual property rights, we may need to take legal action against those we believe infringe our rights. For example, in the past we have brought patent infringement suits against King Star Computer, Inc. in one action, and Einux, Inc., Einux Systems, L.L.C., Einux Network Solutions, HPC Systems, Inc. and Micro-Technology Concepts, Inc. in another action. Although we were successful in these suits, there is no guarantee that we will be successful in protecting our intellectual property in the future. Competitors may also independently develop technologies that are substantially equivalent or superior to the technologies we employ in our products. If we fail to protect our proprietary rights adequately, our competitors could offer similar services, potentially significantly harming our competitive position and decreasing our revenues.

Employees

As of March 31, 2005, we had 135 full-time employees, consisting of 38 in manufacturing, 26 in service and support, 45 in sales and marketing, 17 in general and administrative functions, and nine in research and development within the organization. We consider our relationships with our employees to be good.

Facilities

We lease 42,340 square feet of space in our headquarters in Milpitas, California under a lease that expires in 2009. We believe that our facility in Milpitas will be adequate for our needs for at least the next several years, and we expect that additional facilities will be available on reasonable terms in other jurisdictions to the extent we determine to add new offices.

Legal Proceedings

We are not a party to any material legal proceeding. From time to time, we may be subject to various claims and legal actions arising in the ordinary course of business.

MANAGEMENT

Directors, Executive Officers and Key Employees

The following table sets forth certain information with respect to our executive officers, directors and key employees, and their ages as of March 31, 2005:

Name	Age	Position(s)
Thomas K. Barton	41	President, Chief Executive Officer and Director
Todd R. Ford	38	Executive Vice President of Operations and Chief Financial Officer
Giovanni Coglitore	36	Co-founder and Chief Technology Officer and Director
Nikolai Gallo	37	Co-founder and Chief Procurement Officer
Jack Randall	36	Co-founder and Vice President of Information Systems
Tom Gallivan	44	Vice President of Worldwide Sales
Nancy Dirgo	45	Vice President of Engineering
William P. Garvey	40	General Counsel, Vice President of Corporate Development, and Secretary
Colette LaForce	32	Vice President of Marketing
Roy Chang	59	Vice President of Operations
Gary A. Griffiths*	54	Director
Michael J. Maulick*	49	Director
Hagi Schwartz *	43	Director
Ronald D. Verdoorn	54	Director

*	Member of each of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee.

Thomas K. Barton joined Rackable Systems in December 2002 as our President, Chief Executive Officer and a member of our board of directors. From June 2002 to December 2002, Mr. Barton provided consulting services to us as a consultant at Callero Partners. From September 2000 to May 2002, Mr. Barton was a Venture Partner and Entrepreneur in Residence at Lightspeed Venture Partners. From November 1999 to May 2000, Mr. Barton was Senior Vice President of Client Services at Red Hat, Inc., a software and services company. Mr. Barton joined Red Hat via its acquisition of Cygnus Solutions, a software development tools company. From August 1996 to its acquisition by Red Hat in November 1999, Mr. Barton held many positions at Cygnus Solutions, including interim CEO. Mr. Barton holds an A.B. in History, a B.S. in Industrial Engineering and an M.B.A. from Stanford University.

Todd R. Ford joined Rackable Systems in December 2002 as our Chief Financial Officer and he became our Executive Vice President of Operations in December 2003. From June 2002 to December 2002, Mr. Ford provided consulting services to us as a consultant at Callero Partners. From June 2000 to March 2002, Mr. Ford served as Chief Financial Officer at Noosh, Inc., a print management software company, and served as Director of Finance at Noosh from March 1999 to June 2000. Previously, Mr. Ford worked at Ernst & Young and Arthur Andersen. Mr. Ford holds a B.S. in Accounting from Santa Clara University and is a certified public accountant.

Giovanni Coglitore co-founded Rackable Systems in 1999 and has been our Chief Technology Officer since December 2002 and a member of our board of directors since our formation. From September 1999 to December 2002, Mr. Coglitore served as Chief Executive Officer. From April 1992 to September 1999, Mr. Coglitore served as co-founder and General Partner of International Computer Systems, a server and storage company. Mr. Coglitore holds a B.A. in History from the University of California at Los Angeles.

Nikolai Gallo co-founded Rackable Systems in 1999 and has been our Chief Procurement Officer since December 2002. From September 1999 to December 2002, Mr. Gallo served as our Vice President of Procurement. From April 1992 to September 1999, Mr. Gallo served as co-founder and General Partner of International Computer Systems, a server and storage company. Mr. Gallo holds a B.S. in Finance from the University of California at Berkeley.

Jack Randall co-founded Rackable Systems in 1999 and has been our Vice President of Information Systems since December 2000, at which time he became a full time employee of Rackable Systems. From December 1998 to December 2000, Mr. Randall was Plant Manager for Sanmina, Inc., a contract manufacturing company. From June 1991 to December 1998, Mr. Randall served as Vice President of Operations for Randcor, Inc., a contract manufacturing company which was acquired by Sanmina. Mr. Randall holds a B.S. in Mathematics from San Jose State University.

Tom Gallivan joined Rackable Systems in September 2004 as our Vice President of Worldwide Sales. From January 1999 to June 2004, Mr. Gallivan served as Director of Sales at Sun Microsystems, Inc., a provider of internet hardware, software and services, where he was responsible for managing sales teams within Sun Microsystems’ Strategic Partners group. From April 1998 to January 1999, Mr. Gallivan served as General Manager for MAXSTRAT Corporation, a storage systems supplier. Mr. Gallivan holds a B.S. in Business Administration from the University of Southern California.

Nancy Dirgo joined Rackable Systems in September 2004 as our Senior Director of Production Planning and became our Vice President of Engineering in January 2005. From October 2003 to September 2004, Ms. Dirgo served as Chief Operating Officer at Pacific Design Engineering, a consulting company. From December 2002 to October 2003, Ms. Dirgo served as Vice President of Engineering at Inphonic, Inc., a telecommunications company. From March 1999 to November 2002, Ms. Dirgo served as Director of Engineering at Nonstop Solutions, a software company. Ms. Dirgo holds a B.S. in Computer Science from Central Connecticut State University.

William P. Garvey joined Rackable Systems in January 2005 as our General Counsel, Vice President of Corporate Development and Secretary. From September 1997 to December 2004, Mr. Garvey served as General Counsel, Vice President of Corporate Development and Secretary for Actuate Corporation, a publicly traded software company. Mr. Garvey holds a B.S. in Applied Sciences and Engineering from the United States Military Academy and a J.D from Stanford Law School.

Colette LaForce joined Rackable Systems in September 2004 as our Senior Director of Marketing and became our Vice President of Marketing in March 2005. From February 2003 to September 2004, Ms. LaForce operated her own marketing consulting firm, during which time she served as acting Senior Director of Marketing for Rackable Systems. From February 2002 to February 2003, Ms. LaForce served as Director of Marketing for Lightspeed Venture Partners, an early-stage venture capital firm. From November 1999 through February 2002, Ms. LaForce operated her own marketing consulting firm, serving clients in the hardware, enterprise software, professional services and e-commerce sectors. From September 1994 through August 1999, Ms. LaForce held various roles at Andersen Consulting, now Accenture. Ms. LaForce holds a B.A. in Great Books and Fine Arts from the University of Notre Dame.

Roy Chang joined Rackable Systems in December 2004 as our Vice President of Operations. From January 2002 to December 2004, Mr. Chang served as an independent consultant and owner of Logistics International, a manufacturing and logistics organization. From May 2000 to December 2001, Mr. Chang served as General Manager of USI Manufacturing Services, Inc. From 1982 to 1999, Mr. Chang served in a variety of roles at Seagate Corporation. Mr. Chang holds a B.S. in Agricultural Chemistry from Korea University.

Gary A. Griffiths has been a member of our board of directors since November 2004. Since June 1999, Mr. Griffiths has been Chairman, President and Chief Executive Officer at Everdream, Inc., a technology services company. Mr. Griffiths has a B.S. in Aerospace Engineering from the United States Naval Academy and an M.B.A. from George Washington University.

Michael J. Maulick has been a member of our board of directors since November 2004. Since June 2003, Mr. Maulick has been President and Chief Executive Officer at Platform Solutions, Inc., a plug compatible mainframe company. From June 2001 to June 2003, Mr. Maulick was Chairman, President and Chief Executive

Officer of Resilience Corp., a technology security company. From April 1998 to June 2001, Mr. Maulick was Chief Executive Officer at Release Now, Inc., a digital rights management company. Mr. Maulick holds a B.S. in Electrical Engineering from Marquette University.

Hagi Schwartz has been a member of our board of directors since August 2004. Since February 2003, Mr. Schwartz has been Chief Financial Officer of HyperRoll, Inc., a provider of high-performance database aggregation and summarization software. From September 2000 to July 2002, Mr. Schwartz was Chief Financial Officer of ATRICA, Inc., a telecommunications company. From October 1999 to May 2000, Mr. Schwartz was Chief Financial Officer at Noosh, Inc., a print management software company. From January 1996 to September 1999, Mr. Schwartz served as Vice President of Finance and Chief Financial Officer of Check Point Software, Inc., a software company. Mr. Schwartz has a B.A. in Economics and Accounting from Bar Ilan University. Mr. Schwartz is a partner in Magnolia Capital Partners LTD, which provides corporate advisory services to its clients in Israel and the United States, and which has entered into a solicitation and referral agreement with one of our underwriters as described in “Underwriting.”

Ronald D. Verdoorn joined Rackable Systems as a director in March 2005. From January 1999 to 2002, Mr. Verdoorn served as Executive Vice President of Global Operations for Affymetrix, Inc., a company specializing in the development of technology for acquiring and managing complex genetic information for use in biomedical research, genomics and clinical diagnostics, following which he continued as a consultant until December 2003. From 1997 to 1999, Mr. Verdoorn served as an independent consultant to the hard disk drive industry. From 1983 to 1997, Mr. Verdoorn held a number of positions with Seagate Technology, Inc., most recently as Executive Vice President and Chief Operating Officer of Storage Products. Mr. Verdoorn is a director of Marvell Technology Group Ltd. Mr. Verdoorn has a B.A. in Sociology from Linfield College.

Board Composition

Upon the completion of this offering, we will have an authorized board of directors comprised of five members. Our amended and restated certificate of incorporation provides that the authorized number of directors may be changed only by resolution of the board of directors. We believe we are compliant with the independence criteria for boards of directors under applicable law and regulations, and we will continue to evaluate our compliance with these criteria over time. To the extent we determine necessary, we will seek to appoint additional independent directors. In accordance with the terms of our amended and restated certificate of incorporation and bylaws, each director is elected at each annual meeting to serve until the next annual meeting and until his or her successor is elected and qualified.

Our directors may be removed with or without cause by the affirmative vote of the holders of a majority of our voting stock.

Board Committees

The board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. Gary Griffiths, Michael Maulick and Hagi Schwartz are the members of each of these committees. Mr. Schwartz is the chairman of the audit committee, Mr. Maulick is the chairman of the compensation committee and Mr. Griffiths is the chairman of the nominating and corporate governance committee.

Audit Committee

Hagi Schwartz is the chairman of the audit committee and is our audit committee financial expert as currently defined under applicable Securities and Exchange Commission rules. We believe that the composition of our audit committee meets the criteria for independence under, and the functioning of our audit committee complies with, the applicable requirements of, the Sarbanes-Oxley Act of 2002, and The NASDAQ Stock Market

and Securities and Exchange Commission rules and regulations. We intend to continue to evaluate the requirements applicable to us and we will comply with future requirements to the extent that they become applicable to us. The functions of the audit committee include:

•	selecting and engaging our independent registered public accounting firm;

•	meeting with our management periodically to consider the adequacy of our internal controls, the objectivity of our financial reporting and our accounting policies and practices;

•	meeting with our independent registered public accounting firm and with internal financial personnel regarding these matters;

•	reviewing our financial statements and reports and discussing the statements and reports with our management, including any significant adjustments, management judgments and estimates, new accounting policies and disagreements with our independent registered public accounting firm; and

•	reviewing our financial plans and reporting recommendations to our full board of directors for approval and to authorize action.

Compensation Committee

Michael Maulick is the chairman of the compensation committee. The functions of our compensation committee include:

•	reviewing and, as it deems appropriate, recommending to our board of directors, policies, practices and procedures relating to the compensation of our directors and executive officers and the establishment and administration of our employee benefit plans;

•	exercising administrative authority under our stock plans and employee benefit plans; and

•	advising and consulting with our officers regarding managerial personnel.

We believe that the composition of our compensation committee meets the criteria for independence under, and the functioning of our compensation committee complies with the applicable requirements of, The NASDAQ Stock Market rules and regulations.

Nominating and Corporate Governance Committee

Gary Griffiths is the chairman of the nominating and corporate governance committee. The functions of our nominating and corporate governance committee include:

•	reviewing and recommending nominees for election as directors;

•	assessing the performance of the board of directors;

•	developing guidelines for the composition of the board of directors; and

•	reviewing and administering our corporate governance guidelines and considering other issues relating to corporate governance.

We believe that the composition of our compensation committee meets the criteria for independence under, and the functioning of our compensation committee complies with the applicable requirements of, The NASDAQ Stock Market rules and regulations.

Compensation Committee Interlocks and Insider Participation

Prior to establishing the compensation committee, our board of directors as a whole made decisions relating to compensation of our executive officers. No current member of our compensation committee has been an officer or employee of ours. No member of our board of directors or our compensation committee serves as a member of the board of directors or compensation committee of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Director Compensation

We provide cash compensation at a rate of $20,000 per year, payable quarterly, to each non-employee director for his services as a director. We also pay the chairperson of the audit committee a fee of $10,000 per year, and each of the chairmen of the compensation and the nominating and corporate governance committees a fee of $5,000 per year, in each case payable quarterly. In addition, we also reimburse our non-employee directors for all reasonable expenses incurred in attending meetings of the board of directors and its committees.

All employee directors were eligible to participate in our 2002 Stock Option Plan, as more fully described in the section entitled “Equity Compensation and Defined Contribution Plans.” No further grants of stock options will be made under this plan following the completion of this offering.

In January 2005, we adopted our 2005 Non-Employee Directors’ Stock Option Plan to provide for the automatic grant of options to purchase shares of common stock to our non-employee directors who are not our employees or consultants or who can exercise voting power over 10% or more of our common stock. Under our 2005 Non-Employee Directors’ Stock Option Plan:

•	any non-employee director who first becomes a director following this offering will receive an initial option to purchase 11,333 shares of common stock;

•	any non-employee director who first becomes our audit committee chairman following this offering will receive an initial option to purchase 10,000 shares of common stock; and

•	any non-employee director who first becomes our compensation or nominating and corporate governance committee chairman following this offering will receive an initial option to purchase 3,333 shares of common stock.

Prior to this offering, each of Messrs. Griffiths, Maulick, Schwartz and Verdoorn received options to purchase 14,666, 14,666, 21,333 and 11,333 shares our common stock, respectively, under our 2002 Stock Option Plan, and will not receive initial grants under our 2005 Non-Employee Directors’ Stock Option Plan. The grants under our 2002 Stock Option Plan were made in connection with their services as non-employee directors and as the respective committee chairmen, and reflect the same number of shares to which they would have been entitled had they become directors after this offering.

In addition, under our 2005 Non-Employee Directors’ Stock Option Plan, each non-employee director, commencing with our annual meeting of stockholders in 2006, will receive an annual option grant to purchase 2,833 shares of our common stock, each audit committee chairman will receive an annual grant to purchase 2,500 shares of our common stock, and each compensation committee chairman and nominating and corporate governance committee chairman will receive an annual grant to purchase 833 shares of our common stock. Annual grants will be reduced proportionally if the person did not serve in that capacity for the full year prior to the annual grant. Please refer to the section entitled “Equity Compensation and Defined Contribution Plans” for a more detailed explanation of the terms of these stock options.

Executive Compensation

The following table shows the compensation awarded or paid to, or earned by, our Chief Executive Officer, our four other most highly compensated executive officers serving in such capacity at December 31, 2004, whose total annual salary and bonus exceeded $100,000 for the year ended December 31, 2004. In addition, the table also includes one additional employee who served as an executive officer during the year ended December 31, 2004 but ceased to be an executive officer at December 31, 2004. We refer to these employees collectively as our “named executive officers.”

Summary Compensation Table

Name and Position	Annual Compensation	Bonus ($)	Long-Term Compensation Awards	All Other Compensation ($)
	Salary ($)		Securities Underlying Options (#)
Thomas K. Barton President and Chief Executive Officer	$176,542	$100,000	—	$548,959	(1)

Todd R. Ford Executive Vice President of Operations and Chief Financial Officer	176,542	100,000	—	301,041	(1)

Giovanni Coglitore Founder and Chief Technology Officer	147,125	50,000	—	—

Nikolai Gallo Founder and Chief Procurement Officer	147,125	25,000	—	—

Jack Randall Founder and Vice President of Information Systems	147,125	—	—	—

George Reitz Vice President of Business Development	147,125	108,478	33,333	18,933	(2)

(1)	Represents deferred compensation payments.

(2)	Represents commissions.

Stock Option Grants in Last Fiscal Year

We have granted and will continue to grant options to our executive officers and employees under our equity compensation plans. The percentage of total options granted to employees in 2004 is based on options to purchase a total of 439,318 shares of our common stock at exercise prices ranging from $1.50 per share to $6.00 per share, for a weighted average exercise price of $4.55 per share, granted to our employees, including a grant to one of our named executive officers. The option granted to George Reitz is an incentive stock option, to the extent permissible under applicable IRS regulations.

Generally, 20% of the shares subject to options initially granted to our employees vest one year from the date of hire and one-sixtieth of the shares subject to the option vest on each monthly anniversary thereafter such that the option is fully vested five years from the date of hire. Options generally expire ten years from the date of grant.

The exercise price per share of each option granted was equal to, or greater than, the fair market value of the underlying common stock as determined by our board of directors on the date of the grant.

The following tables show information regarding options granted to our named executive officers for the fiscal year ended December 31, 2004:

	Option Grants in 2004				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Terms (1)
	Number of Securities Underlying Options	Percent of Total Options Granted to	Exercise Price Per
Name	Granted (#)	Employees (%)	Share ($)	Expiration Date	5%	10%
Thomas K. Barton	—	—	—	—	—	—
Todd R. Ford	—	—	—	—	—	—
Giovanni Coglitore	—	—	—	—	—	—
Nikolai Gallo	—	—	—	—	—	—
Jack Randall	—	—	—	—	—	—
George Reitz	33,333	7.6%	$4.50	April 21, 2014	$501,553	$887,488

(1)	Potential realizable values set forth in this column have been calculated based on the term of the option at the time of grant, which is 10 years. The values are based on assumed rates of stock price appreciation of 5% and 10% compounded annually from the date of grant until their expiration date, assuming a fair market value equal to an assumed initial public offering price of $12.00 per share, minus the applicable exercise price. These numbers are calculated based on the requirements of the Securities and Exchange Commission and do not reflect our estimate of future stock price growth. Actual gains, if any, on stock option exercises will depend on the future performance of the common stock and the date on which the options are exercised.

Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth the number of shares of our common stock subject to exercisable and unexercisable stock options held by each of our named executive officers as of December 31, 2004. Mr. Barton’s and Mr. Ford’s unexercised options listed in the table are exercisable at any time but, if exercised, the options are subject to a lapsing right of repurchase by us until the options are fully vested. Because there was no public market for our common stock as of December 31, 2004, amounts described in the following table under the heading “Value of Unexercised In-the-Money Options at December 31, 2004” are determined by multiplying the number of shares issued or issuable upon exercise of the option by the difference between the assumed initial public offering price of $12.00 per share and the per share option exercise price. None of our named executive officers exercised any option during 2004.

Name	Number of Securities Underlying Unexercised Options at December 31, 2004 (#)		Value of Unexercised In-the-Money Options at December 31, 2004 ($)
	Exercisable	Unexercisable	Exercisable	Unexercisable
Thomas K. Barton (1)	833,333	—	$8,928,497	—
Todd R. Ford (1)	833,333	—	8,928,497	—
Giovanni Coglitore	—	—	—	—
Nikolai Gallo	—	—	—	—
Jack Randall	—	—	—	—
George Reitz	12,998	70,334	139,223	$644,065

(1)	These shares vest 20% on the one year anniversary of the vesting commencement date and one sixtieth per month thereafter.

Employment Agreements

Thomas K. Barton

We entered into an employment agreement with Mr. Barton on December 23, 2002 having an initial term of five years. The term may be extended by the mutual agreement of both parties. The agreement provides for an initial annual base salary of $180,000, which is subject to increase at least once every 12 months upon review by our board of directors, as well as other customary benefits and terms. In addition, Mr. Barton is entitled to receive an annual bonus of up to $60,000, if he meets targets established by our board of directors. Pursuant to the terms of the agreement, Mr. Barton received a stock option to purchase 500,000 shares of our common stock at an exercise price of $0.714 per share and a stock option to purchase 333,333 shares of our common stock at an exercise price of $2.144 per share. Both options vest as to 20% of the shares underlying the option on December 23, 2003 and then in equal monthly installments over the next four years thereafter.

If Mr. Barton’s employment is terminated for any reason, all or a portion of the option shares, whether exercised or unexercised, are subject to repurchase by the company if Mr. Barton violates the non-solicitation or confidentiality provisions of the agreement, for a period of two years following Mr. Barton’s date of termination.

In the event that we terminate Mr. Barton’s employment without cause or if he terminates his employment for good reason, Mr. Barton is entitled to receive severance equal to six months of salary and six months of continued medical benefits. If Mr. Barton’s employment is terminated for any other reason, payment of his base salary will cease on his termination date.

We also entered into a deferred compensation agreement with Mr. Barton in December 2002 in consideration for the services provided by Mr. Barton in connection with the Rackable Purchase. In September 2004, we amended this agreement and paid the deferred compensation in the amount of $548,959, which is the amount that was originally payable upon the occurrence of the filing of the registration statement, of which this prospectus forms a part, if it had been filed between December 23, 2004, and December 22, 2005. If the amendment had not occurred, the payment would have been $532,813 upon the filing of the registration statement prior to December 23, 2004. No further obligations remain under the terms of this agreement.

Todd R. Ford

We entered into an employment agreement with Mr. Ford on December 23, 2002 having an initial term of five years. The term may be extended by the mutual agreement of both parties. The agreement provides for an initial annual base salary of $180,000, which is subject to increase at least once every 12 months upon review by our board of directors, as well as other customary benefits and terms. In addition, Mr. Ford is entitled to receive an annual bonus of up to $60,000, if he meets targets established by our board of directors. Pursuant to the terms of the agreement, Mr. Ford received a stock option to purchase 500,000 shares of our common stock at an exercise price of $0.714 per share and a stock option to purchase 333,333 shares of our common stock at an exercise price of $2.144 per share. Both options vest as to 20% of the shares underlying the option on December 23, 2003 and then in equal monthly installments over the next four years thereafter.

If Mr. Ford’s employment is terminated for any reason, all or a portion of the option shares, whether exercised or unexercised, are subject to repurchase by the company if Mr. Ford violates the non-solicitation or confidentiality provisions of the agreement, for a period of two years following Mr. Ford’s date of termination.

In the event that we terminate Mr. Ford’s employment without cause or if he terminates his employment for good reason, Mr. Ford is entitled to receive severance equal to six months of salary and six months of continued medical benefits. If Mr. Ford’s employment is terminated for any other reason, payment of his base salary will cease on his termination date.

We also entered into a deferred compensation agreement with Mr. Ford in December 2002 in consideration for the services provided by Mr. Ford in connection with the Rackable Purchase. In September 2004, we amended this agreement and paid the deferred compensation in the amount of $301,041, which is the amount that was originally payable upon the occurrence of the filing of the registration statement, of which this prospectus forms a part, if it had been filed between December 23, 2004, and December 22, 2005. If the amendment had not occurred, the payment would have been $292,187 upon the filing of the registration statement prior to December 23, 2004. No further obligations remain under the terms of this agreement.

Giovanni Coglitore

We entered into an employment agreement with Mr. Coglitore on December 23, 2002 having an initial term of five years. The term may be extended by the mutual agreement of both parties. The agreement provides for an initial annual base salary of $150,000, which is subject to increase at least once every 12 months upon review by our board of directors, as well as other customary benefits and terms. In addition, we are required to keep our medical insurance policy in place unless we are able to obtain other medical insurance that provides substantially similar coverage.

In the event that we terminate Mr. Coglitore’s employment without cause or if he terminates his employment for good reason, Mr. Coglitore is entitled to receive severance equal to three months of salary and continued medical benefits for six months. If Mr. Coglitore’s employment is terminated for any other reason, he is entitled to receive continued medical benefits for six months.

Nikolai Gallo

We entered into an employment agreement with Mr. Gallo on December 23, 2002 having an initial term of five years. The term may be extended by the mutual agreement of both parties. The agreement provides for an initial annual base salary of $150,000, which is subject to increase at least once every 12 months upon review by our board of directors, as well as other customary benefits and terms.

In the event that we terminate Mr. Gallo’s employment without cause or if he terminates his employment for good reason, Mr. Gallo is entitled to receive severance equal to three months of salary and continued medical benefits for six months.

Jack Randall

We entered into an employment agreement with Mr. Randall on December 23, 2002 having an initial term of five years. The term may be extended by the mutual agreement of both parties. The agreement provides for an initial annual base salary of $150,000, which is subject to increase at least once every 12 months upon review by our board of directors, as well as other customary benefits and terms.

In the event that we terminate Mr. Randall’s employment without cause or if he terminates his employment for good reason, Mr. Randall is entitled to receive severance equal to three months of salary and continued medical benefits for six months.

Change in Control Arrangements

A change of control is defined as a sale of all or substantially all of the assets of Rackable Systems or the transfer of outstanding equity securities of Rackable Systems such that after giving effect to such transfer, such acquiring party would own the right to elect a majority of the members of our board of directors. Mr. Barton’s and Mr. Ford’s outstanding unvested options shall immediately vest and become exercisable in full upon a change of control of Rackable Systems.

Except as otherwise described above, all options to purchase common stock issued to our named executive officers may be subject to accelerated vesting upon a change of control as described in the “Equity Compensation and Defined Contribution Plans” section below.

Equity Compensation and Defined Contribution Plans

2002 Stock Option Plan

Share Reserve.    An aggregate of 2,646,665 shares of common stock has been reserved for issuance under the 2002 Stock Option Plan, or 2002 plan. As of March 31, 2005, options covering 2,638,635 shares of common stock were outstanding under the 2002 plan and 6,564 shares of common stock were available for future grant. Effective on the first day that our common stock is publicly traded, no further grants will be made from the 2002 plan. Options granted under the 2002 plan will continue to be subject to the terms and conditions as set forth in the agreements evidencing such options and the terms of the plan.

Stock Options.    The 2002 plan provides for the grant of incentive stock options, as defined under Section 422 of the Internal Revenue Code, and nonstatutory stock options. The exercise price of incentive stock options may not be less than 100% of the fair market value of the common stock on the date of grant. The exercise price of nonstatutory options may not be less than 85% of the fair market value of the common stock on the date of grant.

In general, the term of stock options granted under the 2002 plan may not exceed ten years. Unless the terms of an optionee’s stock option agreement provide otherwise, if an optionee’s service relationship with us ceases for any reason other than cause, disability, or death, the optionee may exercise the vested portion of any options for at least 30 days after the date of such termination. If an optionee’s service relationship with us terminates by reason of death or disability, the optionee or a personal representative may exercise the vested portion of any options for six months after the date of such termination. If an optionee’s service relationship with us terminates for cause, the option expires immediately.

Sale of the Company.    In the event we are acquired by asset sale, or a person acquires the right to elect at least a majority of our board of directors in connection with a merger transaction, outstanding options under the 2002 plan will terminate if not exercised prior to that time. The plan administrator may accelerate the vesting of any outstanding options held by individuals who remain employed by us at the time of such asset sale or merger.

2005 Equity Incentive Plan

Our board of directors adopted the 2005 Equity Incentive Plan, or 2005 incentive plan, and our stockholders approved the 2005 incentive plan in April 2005. The 2005 incentive plan will be the successor equity incentive program to the 2002 plan. The 2005 incentive plan will become effective immediately upon the first day that our common stock is publicly traded.

The 2005 incentive plan will terminate on January 11, 2015, unless sooner terminated by the board of directors. The 2005 incentive plan provides for the grant of incentive stock options, nonstatutory stock options, stock purchase awards, stock bonus awards, stock appreciation rights, stock unit awards and other forms of equity compensation (collectively, “stock awards”), which may be granted to employees, including officers, non-employee directors, and consultants.

Share Reserve.    The aggregate number of shares of common stock that may be initially issued pursuant to stock awards under the 2005 incentive plan is 1,551,291 shares. This share reserve shall be increased from time to time by the number of shares subject to options that expire or terminate for any reason prior to exercise under the 2002 plan. In addition, the number of shares of common stock reserved for issuance will automatically increase on the first anniversary of this offering, and on January 1st of each year thereafter until and including January 1, 2015, by the lesser of:

•	4% of the total number of shares of common stock outstanding on the date immediately preceding the date of increase;

•	the greatest number of shares of common stock that could be added to the 2005 incentive plan as of that date without causing the number of shares not already subject to outstanding stock awards under the 2005 incentive plan as of that date to exceed 7% of the fully diluted number of shares of common stock on the day prior to the determination, which fully diluted number includes all shares available for issuance under all of our equity compensation plans, whether or not subject to stock awards; and

•	such smaller number as may be determined by our board of directors prior to that date.

Of this aggregate number, no more than 13,000,000 shares of common stock may be issued pursuant to the exercise of incentive stock options under the 2005 incentive plan.

The following types of shares issued under the 2005 incentive plan may again become available for the grant of new awards under the 2005 incentive plan: (1) shares that are forfeited to or repurchased by us prior to becoming fully vested; (2) shares withheld to satisfy income and employment withholding taxes; (3) shares used to pay the exercise price of an option in a net exercise arrangement; and (4) shares tendered to us to pay the exercise price of an option. In addition, if a stock award granted under the 2005 incentive plan expires or otherwise terminates without being exercised in full, the shares of common stock not acquired pursuant to the award again become available for subsequent issuance under the 2005 incentive plan. Shares issued under the 2005 incentive plan may be previously unissued shares or reacquired shares bought on the market or otherwise.

Administration.    Our board of directors has delegated its authority to administer the 2005 incentive plan to our compensation committee. Subject to the terms of the 2005 incentive plan, our board of directors or an authorized committee, referred to as the plan administrator, determines recipients, grant dates, the numbers and types of equity awards to be granted, and the terms and conditions of the equity awards, including the period of their exercisability and vesting. Subject to the limitations set forth below, the plan administrator will also determine the exercise price of options granted, the purchase price under stock purchase awards and, if applicable, stock units and the strike price for stock appreciation rights.

The plan administrator has the authority to:

•	reduce the exercise price of any outstanding option;

•	cancel any outstanding option and to grant in exchange one or more of the following:

•	new options covering the same or a different number of shares of common stock,

•	new stock awards,

•	cash,

•	other valuable consideration; or

•	engage in any action that is treated as a repricing under generally accepted accounting principles.

Limitations on Stock Awards During the First Two Years of the Plan.    During the first two years of the 2005 incentive plan, the following limitations apply:

•	no repricings shall occur;

•	at least 75% of the number of shares issuable pursuant to stock awards granted must be pursuant to stock options;

•	vesting of stock awards must be at a rate no quicker than 1/48 per month from date of grant, or date of employment in the case of newly-hired employees, and the first 12 installments of vesting for newly-hired employees must be delayed to the end of the first 12-month period—this minimum vesting restriction does not apply to stock options covering up to 33,333 shares granted to consultants;

•	no stock award can be amended to cause vesting to accelerate quicker than the level described as set forth immediately above;

•	any stock awards with an early exercise provision must have a repurchase right in favor of our company;

•	no vesting of any stock awards shall occur following termination of continuous service to us;

•	no stock award can have a purchase or exercise price, as the case may be, less than the fair market value of the common stock on the date of grant; and

•	no stock award may permit accelerated vesting in the event of a change in control during the first two years of the 2005 incentive plan.

Stock Options.    Incentive and nonstatutory stock options are granted pursuant to incentive and nonstatutory stock option agreements. The plan administrator determines the exercise price for a stock option, within the terms and conditions of the 2005 incentive plan and applicable law, provided that the exercise price of a stock option cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2005 incentive plan vest at the rate specified by the plan administrator.

Generally, the plan administrator determines the term of stock options granted under the 2005 incentive plan, up to a term of ten years (except in the case of certain incentive stock options, as described below). Unless the terms of an optionee’s stock option agreement provide otherwise, if an optionee’s service relationship with us, or any of our affiliates, ceases due to disability or death (or an optionee dies within a certain period following termination of service) or upon a change in control, the optionee, or his or her beneficiary, may exercise any vested options for a period of 12 months in the event of disability, or 12 months in the event of death, after the date such service relationship ends or the date of death, as applicable.

If an optionee’s relationship with us, or any of our affiliates, ceases within 12 months following a specified change in control transaction, the optionee may exercise any vested options for a period of 12 months following the effective date of such a transaction. If an optionee’s relationship with us, or any of our affiliates, ceases for any reason other than disability or death, the optionee may exercise any vested options for a period of three months from cessation of service, unless the terms of the stock option agreement provide for earlier or later termination. In no event, however, may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include cash, common stock previously owned by the optionee, a broker-assisted cashless exercise, a net exercise of the option, and other legal consideration approved by the plan administrator.

Generally, an optionee may not transfer a stock option other than by will or the laws of descent and distribution unless the stock option agreement provides otherwise. However, an optionee may designate a beneficiary who may exercise the option following the optionee’s death.

Tax Limitations on Incentive Stock Option Grants.    Incentive stock options may be granted only to our employees. The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to incentive stock options that are exercisable for the first time by an optionee during any calendar year under all of our stock plans may not exceed $100,000. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless the following conditions are satisfied: (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant; and (2) the term of the incentive stock option does not exceed five years from the date of grant.

Stock Purchase Awards.    Stock purchase awards are granted pursuant to stock purchase award agreements. The purchase price for stock purchase awards must be at least the par value of our common stock. The purchase price for a stock purchase award may be payable in cash, the recipient’s past services performed for us, or any other form of legal consideration. Shares of common stock acquired under a stock purchase award may, but need not, be subject to a share repurchase option in our favor in accordance with a vesting schedule to be determined by the plan administrator. Rights to acquire shares under a stock purchase award may be transferred only upon such terms and conditions as set by the plan administrator.

Stock Bonus Awards.    Stock bonus awards are granted pursuant to stock bonus award agreements. A stock bonus award may be granted in consideration for the recipient’s past services performed for us or our affiliates. Shares of common stock acquired under a stock bonus award may, but need not, be subject to forfeiture to us in accordance with a vesting schedule to be determined by the plan administrator. Rights to acquire shares under a stock bonus award may be transferred only upon such terms and conditions as set by the plan administrator.

Stock Appreciation Rights.    Stock appreciation rights are granted pursuant to stock appreciation rights agreements. The plan administrator determines the strike price for a stock appreciation right. Upon the exercise of a stock appreciation right, we will pay the participant an amount equal to the product of (1) the difference between the per share fair market value of the common stock on the date of exercise over the exercise price, multiplied by (2) the number of shares of common stock with respect to which the stock appreciation right is exercised. A stock appreciation right granted under the 2005 incentive plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator.

The plan administrator determines the term of stock appreciation rights granted under the 2005 incentive plan. If a participant’s service relationship with us, or any of our affiliates, ceases, then the participant, or his or her beneficiary, may exercise any vested stock appreciation right for three months (or such longer or shorter period specified in the stock appreciation right agreement) after the date such service relationship ends. In no event, however, may an option be exercised beyond the expiration of its term.

Stock Unit Awards.    Stock unit awards are granted pursuant to stock unit award agreements. A stock unit award may require the payment of at least the par value of the stock. Payment of any purchase price may be made in any form permitted under applicable law; however, we will settle a payment due to a recipient of a stock unit award by cash or by delivery of shares of common stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration determined by the plan administrator and set forth in the stock unit award agreement. Additionally, dividend equivalents may be credited in respect to shares covered by a stock unit award. Rights to acquire shares or other payment under a stock unit award agreement may not be transferred other than by will or by the laws of descent and distribution. Except as otherwise provided in the applicable award agreement, stock units that have not vested will be forfeited upon the participant’s termination of continuous service for any reason.

Other Equity Awards.    The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the award, the purchase price, if any, the timing of exercise and vesting and any repurchase rights associated with such awards. Unless otherwise specifically provided for in the award agreement, such awards may not be transferred other than by will or by the laws of descent and distribution.

Changes to Capital Structure.    In the event that there is a specified type of change in our capital structure, such as a stock split, the number of shares reserved under the 2005 incentive plan and the number of shares and exercise price or strike price, if applicable, of all outstanding stock awards will be appropriately adjusted.

Corporate Transactions.    In the event of certain significant corporate transactions, all outstanding stock awards under the 2005 incentive plan may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for such stock awards, then the stock awards will terminate if not exercised prior to the effective date of the corporate transaction. Other stock awards such as stock purchase awards may have their repurchase or forfeiture rights assigned to the surviving or acquiring entity (or its parent company) in the corporate transaction. If the repurchase or forfeiture rights are not assigned, then the stock awards will become fully vested.

Changes in Control.    Subject to the limitations during the first two years as described above, our board of directors has the discretion to provide that a stock award under the 2005 incentive plan will immediately vest as to all or any portion of the shares subject to the stock award (1) immediately upon the occurrence of certain specified change in control transactions, whether or not such stock award is assumed, continued, or substituted by a surviving or acquiring entity in the transaction, or (2) in the event a participant’s service with us or a successor entity is terminated actually or constructively within a designated period following the occurrence of certain specified change in control transactions. Stock awards held by participants under the 2005 incentive plan will not vest on such an accelerated basis unless specifically provided by the participant’s applicable award agreement.

2005 Non-Employee Directors’ Stock Option Plan

Our board of directors adopted our 2005 Non-Employee Directors’ Stock Option Plan, or directors’ plan, and our stockholders approved the directors’ plan in April 2005. The directors’ plan will become effective immediately upon the signing of the underwriting agreement for this offering. The directors’ plan provides for the automatic grant of nonstatutory stock options to purchase shares of common stock to our eligible non-employee directors.

Share Reserve.    The aggregate number of shares of common stock that may be issued pursuant to options granted under the directors’ plan is 66,667 shares. The number of shares of common stock reserved for issuance will automatically increase on January 1st of each year, from 2006 until 2015, by the number of shares of common stock subject to options granted during the preceding calendar year. If any option expires or terminates for any reason, in whole or in part, without having been exercised in full, the shares of common stock not acquired under such option will become available for future issuance under the directors’ plan. As of the date hereof, no shares of common stock have been issued under the directors’ plan.

Administration.    Our board of directors will administer the directors’ plan. The exercise price of the options granted under the directors’ plan will be equal to the fair market value of the common stock on the date of grant. No option granted under the directors’ plan may be exercised after the expiration of ten years from the date it was granted. Options granted under the directors’ plan are generally not transferable other than by will or by the laws of descent and distribution and are exercisable during the life of the optionee only by the optionee. However, an option may be transferred for no consideration upon written consent of the board of directors if (1) at the time of transfer, a Form S-8 registration statement under the Securities Act is available for the issuance of shares upon the exercise of such transferred option, or (2) the transfer is to the optionee’s employer or its affiliate at the time of transfer.

An optionee whose service relationship with us or any of our affiliates, whether as a non-employee director or subsequently as an employee, director or consultant of ours or an affiliate, ceases for any reason, may exercise vested options for the term provided in the option agreement, that term being three months generally, or 12 months in the event of disability, or 18 months in the event of death (or if an optionee dies within the three-month period following termination of service). If an optionee’s service terminates within 12 months following a specified change in control transaction, the optionee may exercise vested options for a period of 12 months following the effective date of such a transaction.

Eligibility.    All of our non-employee directors are eligible to participate in the directors’ plan, except those representing stockholders holding more than 10% of the voting power of all classes of our stock and those who are consultants to us.

Automatic Grants.    Pursuant to the terms of the directors’ plan, any individual who first becomes an eligible director after this offering will automatically be granted an initial grant to purchase 11,333 shares of common stock upon election or appointment to the board of directors. The initial grant vests ratably monthly over four years. Any person who is an eligible non-employee director on the date of an annual meeting of our stockholders, commencing with the annual meeting in 2006, will automatically be granted an option to purchase 2,833 shares of common stock on such date; provided, however, that if an individual has not served as a non-employee director for the entire period since the prior annual meeting, the number of shares subject to the non- employee director’s annual grant will be reduced pro rata for each quarter during which such person did not serve as an eligible director. The annual grant vests as to one-twelfth of the shares over the 12 months beginning on the third anniversary of the date of grant.

Pursuant to the terms of the directors’ plan, any individual who first becomes a committee chairman after this offering will automatically be granted an initial grant to purchase 10,000 shares of common stock upon election or appointment as the audit committee chairman, or 3,333 shares as the compensation committee chairman or nominating and corporate governance committee chairman. The initial grant vests ratably monthly over four years. Any person who is a committee chairman on the date of an annual meeting of our stockholders, commencing with the annual meeting in 2006, will automatically be granted an option to purchase 2,500 shares of common stock if the audit committee chairman, or 833 shares if the compensation committee chairman or nominating and corporate governance committee chairman; provided, however, that if an individual has not served as the chairman for the entire period since the prior annual meeting, the number of shares subject to the chairman’s annual grant will be reduced pro rata for each quarter during which such person did not serve as an eligible director. The annual grant vests as to one-twelfth of the shares over the 12 months beginning on the third anniversary of the date of grant.

Changes to Capital Structure.    In the event that there is a specified type of change in our capital structure, such as a stock split, the number of shares reserved under the directors’ plan and the number of shares and exercise price of all outstanding nonstatutory stock options will be appropriately adjusted.

Corporate Transactions.    In the event of certain significant corporate transactions, all outstanding options under the directors’ plan may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for such options, then (1) with respect to any such options that are held by optionees then performing services for us or our affiliates, the vesting and exercisability of such options will be accelerated in full and such options will be terminated if not exercised prior to the effective date of the corporate transaction, and (2) all other outstanding options will terminate if not exercised prior to the effective date of the corporate transaction.

Change in Control.    Options held by non-employee directors whose service with us or a successor entity has not terminated prior to a change in control transaction will accelerate in full upon such change of control transaction.

2005 Employee Stock Purchase Plan

Our board of directors adopted our 2005 Employee Stock Purchase Plan, or purchase plan, in January 2005, and our stockholders approved the purchase plan in April 2005. The purchase plan will become effective immediately upon the signing of the underwriting agreement for this offering.

Share Reserve.    The purchase plan authorizes the issuance of 400,000 shares of common stock pursuant to purchase rights granted to our employees or to employees of any of our designated affiliates. The number of shares of common stock reserved for issuance will automatically increase on January 1st of each year, from 2006 until 2015, by the lesser of:

•	1% of the total number of shares of common stock outstanding on the date immediately preceding the date of increase;

•	400,000 shares;

•	the greatest number of shares of common stock that could be added to the purchase plan as of such date without causing the number of shares that may be sold under the purchase plan as of that date to exceed 3% of the number of shares of common stock outstanding on December 31st of the preceding calendar year; and

•	such smaller number as may be determined by our board of directors prior to that date.

The purchase plan is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Internal Revenue Code. As of the date hereof, no shares of common stock have been purchased under the purchase plan.

Administration.    Our board of directors has delegated its authority to administer the purchase plan to our compensation committee. The purchase plan provides a means by which employees may purchase our common stock. The purchase plan is implemented by offerings of rights to eligible employees. Under the purchase plan, we may specify offerings with a duration of not more than 27 months, and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of common stock will be purchased for employees participating in the offering. If we specify in the applicable offering documents, an offering may be cancelled under certain circumstances, including adverse changes in accounting rules.

Payroll Deductions.    Generally, all regular employees, including executive officers, employed by us or by any of our affiliates may participate in the purchase plan and may contribute, normally through payroll deductions, up to 15% of their earnings for the purchase of common stock under the purchase plan. Unless otherwise determined by the board of directors, common stock will be purchased for accounts of employees participating in the purchase plan at a price per share equal to the lower of: (1) 85% of the fair market value of a share of our common stock on the first date of an offering, or (2) 85% of the fair market value of a share of our common stock on the date of purchase.

Reset Feature.    If the fair market value of a share of our common stock on any purchase date within a particular offering period is less than the fair market value on the start date of that offering period, then the employees in that offering period will automatically be transferred and enrolled in a new offering period which will begin on the next day following such a purchase date.

Limitations.    Employees may have to satisfy one or more of the following service requirements before he or she may participate in the plan, as determined by our board of directors: (1) customarily employed for more than 20 hours per week, (2) customarily employed for more than five months per calendar year, or (3) continuous employment with us or one of our affiliates for a period of time not to exceed two years. Eligible employees may be granted purchase rights only if the purchase rights, together with any other purchase rights granted under the purchase plan, do not permit such employee’s rights to purchase our stock to accrue at a rate that exceeds $25,000 of the fair market value of such stock for each calendar year in which such purchase rights are outstanding. No employee will be eligible for the grant of any purchase rights under the purchase plan if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock measured by vote or value.

Changes to Capital Structure.    In the event that there is a specified type of change in our capital structure, such as a stock split, the number of shares reserved under the purchase plan and the number of shares and purchase price of all outstanding purchase rights will be appropriately adjusted.

Corporate Transactions.    In the event of certain significant corporate transactions, any then-outstanding rights to purchase our stock under the purchase plan will be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for such purchase rights, then the participants’ accumulated contributions will be used to purchase shares of our common stock within ten business days prior to such corporate transaction, and such purchase rights will terminate immediately thereafter.

Defined Contribution Plan

We sponsor a retirement and deferred savings plan for our eligible employees. The retirement and deferred savings plan is intended to qualify as a tax-qualified plan under Section 401 of the Code. The retirement and deferred savings plan provides that each participant may contribute up to 90% of his or her pre-tax compensation, up to a statutory limit, which was $13,000 in calendar year 2004. Under the plan, each employee is fully vested in his or her deferred salary contributions. Employee contributions are held in trust and invested in accordance with the terms of the plan. The retirement and deferred savings plan also permits us to make discretionary contributions and matching contributions, subject to established limits and a vesting schedule. To date, we have not made any discretionary contributions to the retirement and deferred savings plan on behalf of participating employees.

Limitations on Directors’ Liability and Indemnification Agreements

Our amended and restated certificate of incorporation limits the liability of current and former directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following acts:

•	any breach of their duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

Such limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

As permitted by Delaware law, our bylaws also provide that we will indemnify our current and former directors, officers, employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our bylaws permit such indemnification. We have obtained such insurance.

We have entered into separate indemnification agreements with each of our executive officers and our current and former directors, in addition to the indemnification provided for in our bylaws. These agreements, among other things, will provide that we indemnify our current and former directors and executive officers for any and all expenses, including attorneys’ fees, judgments, witness fees, damages, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers. There is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of transactions since December 31, 2001 to which we have been a party, in which the amount involved in the transaction exceeds $60,000, and in which any of our directors, executive officers or holders of more than 5% of our capital stock had or will have a direct or indirect material interest.

Asset Purchase Agreement and Common Stock Issuances

On December 23, 2002, we entered into an asset acquisition agreement effecting the Rackable Purchase in exchange for $12.0 million in cash, 4,783,330 shares of our common stock and an agreement to issue one or more warrants if specified events occur. The warrants are further described below under “Warrant Agreement.” Giovanni Coglitore, Nikolai Gallo and Jack Randall, current executive officers of our company, each held 32% of the outstanding stock of GNJ, Inc. prior to its dissolution.

Rackable Investment LLC

Rackable Investment LLC currently owns all of our shares of preferred stock and is a holder of more than 5% of our voting securities. Parthenon Investors II, L.P., a beneficial holder of more than 5% of our voting securities, Thomas K. Barton, our chief executive officer, and Todd R. Ford, our chief financial officer, all hold units in Rackable Investment LLC.

Preferred Stock Issuances

In December 2002 and February 2003, we sold an aggregate of 21,000,000 shares of our Series A preferred stock at a price of $1.00 per share, in a private financing.

The investors in these financings included the following executive officers, directors, and holders of more than 5% of our securities who, or the affiliates of whom, invested in excess of $60,000:

Investors	Series A Preferred Stock(1)	Purchase Price
Directors and Executive Officers
Thomas K. Barton (2)	616,667	$616,667
Todd R. Ford (2)	283,333	$283,333

5% Stockholders
Rackable Investment LLC (3)	21,000,000	$21,000,000
Entities affiliated with Parthenon Capital (4)	18,044,994	$18,044,994

(1)	Rackable Investments LLC intends to convert all of the shares of Series A preferred stock shortly prior to the closing of this offering, and to distribute the resulting shares to its members. Each share of Series A preferred stock converts to one share of Series B preferred stock, which at the closing of this offering will be redeemed for approximately $1.25 in cash, and approximately 0.467 shares of common stock.

(2)	In December 2002, Mr. Barton and Mr. Ford contributed 516,667 and 283,333 shares of our Series A preferred stock, respectively, to Rackable Investment LLC in exchange for units of Rackable Investment LLC. Mr. Barton and Mr. Ford do not hold any shares of our preferred stock directly.

(3)	Out of a total of 1,050,000 units, entities affiliated with Parthenon Capital own 902,250 units in Rackable Investment LLC, representing 18,044,994 shares of our Series A preferred stock, Mr. Barton owns 30,833 units in Rackable Investment LLC, representing 616,667 shares of our Series A preferred stock, and Mr. Ford owns 14,167 units in Rackable Investment LLC, representing 283,333 shares of our Series A preferred stock. We do not believe that Rackable Investment LLC engages in any other business or holds any assets other than its holdings of our capital stock.

(4)	Consists of 17,624,860 shares held by Parthenon Investors II, L.P., 149,459 shares held by PCIP Investors and 270,675 shares held by J&R Founders’ Fund, L.P., in each case indirectly as members of Rackable Investment LLC.

In September 2004, Rackable Investment LLC voluntarily converted 1,680,000 shares of our Series A preferred stock into 1,680,000 shares of our Series B preferred stock and 784,000 shares of our common stock in accordance with the terms of the Series A preferred stock. In October 2004, we repurchased the 1,680,000 shares of Series B preferred stock for $1.25 per share, the price we would have been obligated to redeem these shares if the closing of this offering occurred prior to March 2005, after which such amount would have been greater. This repurchase enabled Rackable Investment LLC to make a distribution to Messrs. Barton and Ford to assist those officers in paying tax withholding payments to us in connection with the termination of their deferred compensation arrangements with us as described in “Management—Employment Agreements.”

Additionally, we have entered into the following agreements with the following executive officers, directors and holders of more than 5% of our voting securities:

Warrant Agreement

In connection with the Rackable Purchase, we entered into a warrant agreement in December 2002 under which we have agreed to issue one or more warrants to GNJ, Inc. to purchase shares of our common stock at the closing of this offering if specified targets are met. Giovanni Coglitore, Nikolai Gallo and Jack Randall, each of whom is one of our executive officers, each holds 32% of the outstanding stock of GNJ, Inc. In December 2004, we repurchased this warrant issuance obligation by entering into a sale of warrant agreement and promissory note arrangement with each of the former stockholders of Old Rackable (of which approximately 96% was allocated, collectively, to Messrs. Coglitore, Gallo and Randall) for an aggregate principal amount of $3,000,000. These promissory notes will become due and payable with respect to $1.5 million of the principal of these promissory notes on the closing of this offering, and the remainder will become due and payable upon the earlier to occur of a second public offering or 18 months after the closing of this offering.

Stockholders Voting Agreement

We entered into a stockholders voting agreement in December 2002 which provides for voting rights relating to, among other things, the election of directors. This agreement will terminate upon the closing of this offering. We amended this agreement in February 2005 in connection with our agreement related to a Series A preferred stock redemption provision. See “Agreement Related to Series A Preferred Stock Redemption” below for further details.

Registration Agreement

The preferred stockholders described above and we have entered into an agreement and an amendment to such agreement pursuant to which these and other preferred stockholders and other common stockholders will have registration rights with respect to their shares of common stock following this offering. For a further description of this agreement, see “Description of Capital Stock—Registration Rights.”

Employment Agreements

We have entered into employment agreements with our executive officers. For more information regarding these agreements, see “Management—Employment Agreements.”

Indebtedness of Management

In December 2002, we received secured promissory notes in the amount of $516,667 and $283,333 from Mr. Barton, our chief executive officer, and Mr. Ford, our chief financial officer, respectively. The purpose of the promissory notes was to assist these officers in purchasing shares of our preferred stock. The principal amounts, plus interest of 3.31% per year, were due and payable upon the initial filing of the registration statement of which this prospectus forms a part. Mr. Barton and Mr. Ford paid these amounts in full in advance of their due dates, in the amounts of $546,922 and $299,924, respectively, in September 2004.

Also in December 2002, we entered into deferred compensation agreements with Mr. Barton and Mr. Ford in consideration for the services provided by them in their capacities as officers of Callero Partners, Inc., advisors to Old Rackable, in connection with our acquisition of substantially all of the assets and liabilities of Old Rackable, and amended these agreements and paid out the deferred compensation amounts in September 2004. For a further description of these agreements, see “Management—Employment Agreements.”

Advisory Agreement

In December 2002, we entered into an advisory agreement with Parthenon Capital, LLC., which is an affiliate of Parthenon Investors II, L.P., one of our holders of more than 5% of our voting securities. Under this agreement, we paid $210,000 per year in quarterly installments for advisory services provided to us by Parthenon Capital, LLC, including support of management, board and committee participation, advice with respect to development and implementation of strategies, evaluation of acquisition opportunities, evaluation of corporate initiatives and assistance in obtaining financing. In addition, under this agreement we paid a closing fee of $210,000 in connection with our preferred stock financing and agreed to pay an additional 1% fee for any future funding of our company in which Parthenon Capital, LLC or its affiliates participate. In September 2004, we amended this agreement to provide for its immediate termination, for a one-time payment of $630,000. Under the terms of this agreement prior to amendment, the original term would have expired in December 2007, but the agreement would have been automatically extended for an additional five years unless terminated by mutual written consent of the parties. Under this advisory agreement, as amended, we will continue to indemnify Parthenon Capital, LLC and its affiliates from all claims arising from the services provided under agreement except for claims resulting from bad faith or willful misconduct, and will continue to pay the reasonable fees of Parthenon Capital, LLC for advisory services rendered to us.

Founders Repurchase and Rights Agreement

In December 2002, we entered into a repurchase and rights agreement with Rackable Investment LLC and our founders (Mr. Coglitore, Mr. Gallo and Mr. Randall) which contains rights and obligations that include, among other things:

•	our right to repurchase a portion of the common stock held by our founders in the event that they compete with us or solicit our employees;

•	restrictions on our founders’ ability to transfer their shares of common stock;

•	an obligation of our founders to consent to a sale of all of our assets if Rackable Investment LLC approves the sale;

•	the right of our founders to participate in certain transfers of common stock held by Rackable Investment LLC; and

•	the right of our founders to receive financial information from us, examine our books and records and attend meetings of our board of directors as observers.

We are currently in negotiations with our founders and Rackable Investment LLC to modify or terminate many portions of the agreement, including each of the above provisions.

In addition, the sale of a warrant agreement with Rackable Investment LLC and our founders described above includes a provision that has the effect of amending the founders repurchase and rights agreement to permit the founders to sell their shares pursuant to their piggy-back rights under the registration agreement described above, and to permit the founders to transfer the same percentage of their shares that Rackable Investment LLC transfers under Rule 144 of the federal securities laws.

Stock Repurchases

In February 2005, we entered into stock repurchase agreements where we purchased from our founders an aggregate of 816,083 shares of our common stock at a purchase price of $7.35 per share, for an aggregate purchase price of $6.0 million.

Agreement Related to Series A Preferred Stock Redemption

In February 2005, we entered into an agreement with Rackable Investment LLC, under which Rackable Investment LLC gave up its right to take cash in lieu of common stock upon redemption of the Series A preferred stock held by it. In consideration for this, we agreed not to take a number of corporate actions without their consent, including establishing a number of terms of and consummating this offering, and to amend the registration rights agreement to provide Rackable Investment LLC and other entities designated as holders of “registrable securities” with additional registration rights in the event of another offering, and amended the voting agreement with Rackable Investment LLC to clarify the provisions of that agreement and to establish that at any time prior to the closing of this offering, Rackable Investment LLC, the founders and Rackable Systems will take all appropriate actions to cause the designees of Rackable Investment LLC, which shall constitute a majority of the members of the board of directors, and the designees of the founders, to be elected as directors.

Consulting Services Agreement

In June 2002, Old Rackable entered into an agreement with Callero Partners, Inc., in which Mr. Barton and Mr. Ford were officers. Callero provided consulting services to Old Rackable, including the development of an operational plan and investor presentations for which Old Rackable paid Callero $134,793. Immediately prior to the acquisition of Old Rackable on December 23, 2002, we terminated this agreement. Immediately following the acquisition of Old Rackable on December 22, 2002, we hired Mr. Barton and Mr. Ford as our chief executive officer and chief financial officer, respectively.

Resignations from Our Board of Directors

On February 2, 2005, Brian Golson and Marc Rubin resigned from our board of directors. Brian Golson is a Principal and Marc Rubin is a Vice President at Parthenon Capital, which controls Rackable Investment LLC, the sole holder of our preferred stock until shortly prior to the closing of this offering.

PRINCIPAL AND SELLING STOCKHOLDERS

The following tables present information regarding the beneficial ownership of our common stock as of March 31, 2005 by:

•	each person, or group of affiliated persons, who is known by us to own beneficially 5% or more of our common stock;

•	each of our current directors;

•	each of our named executive officers;

•	all our current directors and executive officers as a group; and

•	in the second table, each selling stockholder.

Percentage ownership in the tables prior to this offering is determined using 13,777,710 shares of common stock outstanding, which is based on (1) the number of shares outstanding as of March 31, 2005 (assuming the redemption of all outstanding preferred stock as of March 31, 2005 into 9,015,999 shares of our common stock), (2) the assumption that Rackable Investment LLC will convert all shares of Series A preferred stock into Series B preferred stock and common stock and distribute all shares of common stock prior to the effective date of this prospectus, and (3) the beneficial ownership interests of each of the members of Rackable Investment LLC in 19,320,000 shares of our Series A preferred stock held by Rackable LLC and 784,000 shares of our common stock held by Rackable Investment LLC that will be distributed to its members prior to the completion of this offering. Percentage ownership after the offering also assumes the issuance of 6,250,000 shares of common stock in this offering by us. The information assumes no exercise of the underwriters’ option to purchase additional shares. Each individual or entity shown on the table has furnished information with respect to beneficial ownership. Except as otherwise noted below, the address for each beneficial owner listed on the table is c/o Rackable Systems, Inc., 1933 Milmont Drive, Milpitas, California 95035.

We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options that are either immediately exercisable or exercisable within 60 days of March 31, 2005. These shares are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. All of the options granted to Mr. Barton, Mr. Ford and each of our directors are exercisable at any time but, if exercised, are subject to a lapsing right of repurchase until the options are fully-vested. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

	Shares of Common Stock Beneficially Owned Before the Offering		Shares of Common Stock Beneficially Owned After the Offering
Beneficial Owner	Number	Percentage	Number	Percentage
5% Stockholders:
Entities affiliated with Parthenon Capital (1)(12)	8,420,996	61.1%	8,420,996	42.0%
Entities affiliated with PTI Global Ventures (12)(13)(14)	699,998	5.1	699,998	3.5

Directors and Executive Officers:
Thomas K. Barton (2)(12)	1,121,111	7.7	1,121,111	5.4
Giovanni Coglitore (3)	1,260,653	9.1	1,260,653	6.3
Todd R. Ford (4)(12)	965,555	6.6	965,555	4.6
Nikolai Gallo (5)	1,260,654	9.1	1,260,654	6.3
Gary Griffiths (6)	14,666	*	14,666	*

	Shares of Common Stock Beneficially Owned Before the Offering		Shares of Common Stock Beneficially Owned After the Offering
Beneficial Owner	Number	Percentage	Number	Percentage
Jack Randall (7)	1,260,654	9.1%	1,260,654	6.3%
George Reitz (8)	24,387	*	24,387	*
Michael Maulick (6)	14,666	*	14,666	*
Hagi Schwartz (9)	21,333	*	21,333	*
Ronald Verdoorn (10)	11,333	*	11,333	*
All directors and executive officers as a group (11 persons) (11)	5,930,625	43.0	5,930,625	29.6

*	Represents beneficial ownership of less than one percent of the outstanding shares of common stock.

(1)	Consists of 8,224,934 shares held by Parthenon Investors II, L.P., 69,748 shares held by PCIP Investors, and 126,314 shares held by J&R Founders’ Fund, L.P. The co-CEOs of Parthenon Capital, Mr. Ernest K. Jacquet and Mr. John C. Rutherford, each have beneficial ownership prior to this offering of (1) 8,224,934 shares of common stock held by Parthenon Investors II, L.P., through their indirect control of PCAP Partners II, LLC, the general partner of Parthenon Investors II, L.P., (2) 69,748 shares of common stock held by PCIP Investors, a general partnership of which they have control as general partners, and (3) 126,314 shares of common stock held by J&R Founders’ Fund, L.P., a limited partnership which they control through its general partner, J&R Advisors F.F., Inc. These individuals have shared voting and investment authority over these shares and disclaim beneficial ownership of these shares except to the extent of their pecuniary interest therein. The address for Parthenon Capital is 75 State Street, 26th floor, Boston, MA 02109. As of March 31, 2005, Rackable Investment LLC owned all outstanding shares of our Series A preferred stock and, as a result, Rackable Investment LLC, Parthenon Capital, Mr. Jaquet and Mr. Rutherford beneficially owned, as of this date, all 9,015,999 shares of common stock into which the Series A preferred stock converts.

(2)	Includes 833,333 shares issuable upon the exercise of options exercisable within 60 days after March 31, 2005. Also includes 287,778 shares beneficially owned by Rackable Investment LLC, of which Mr. Barton is a member. Mr. Barton received his member units in Rackable Investment LLC in exchange for his contribution of shares of Rackable Systems preferred stock to Rackable Investment LLC.

(3)	Includes 3,666 shares held by Giovanni Coglitore, as custodian for Enzo Coglitore, under the California Uniform Transfers to Minors Act and 3,666 shares held by Giovanni Coglitore, as custodian for Katrina Coglitore, under the California Uniform Transfers to Minors Act. Mr. Coglitore received all of these shares from Old Rackable, which received these shares in connection with the sale of assets of Old Rackable to New Rackable, as more fully described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Corporate Organization.”

(4)	Includes 833,333 shares issuable upon the exercise of options exercisable within 60 days after March 31, 2005. Also includes 132,222 shares beneficially owned by Rackable Investment LLC, of which Mr. Ford is a member. Mr. Ford received his member units in Rackable Investment LLC in exchange for his contribution of shares of Rackable Systems preferred stock to Rackable Investment LLC.

(5)	Mr. Gallo received these shares from Old Rackable, which received these shares in connection with the sale of assets of Old Rackable to New Rackable, as more fully described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Corporate Organization.”

(6)	Consists of 14,666 shares issuable upon the exercise of options exercisable within 60 days after March 31, 2005.

(7)	Mr. Randall received these shares from Old Rackable, which received these shares in connection with the sale of assets of Old Rackable to New Rackable, as more fully described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Corporate Organization.”

(8)	Consists of 24,387 shares issuable upon the exercise of options exercisable within 60 days after March 31, 2005.

(9)	Consists of 21,333 shares issuable upon the exercise of options exercisable within 60 days after March 31, 2005.

(10)	Consists of 11,333 shares issuable upon the exercise of options exercisable within 60 days after March 31, 2005.

(11)	Total number of shares includes (a) 4,201,961 shares of common stock held by our directors and executive officers and certain of their affiliates and (b) 1,728,664 shares issuable upon the exercise of stock options within 60 days after March 31, 2005. See footnotes 1 through 7, 9 and 10 above.

(12)	The number of shares beneficially owned reflects the shares of common stock beneficially owned by Rackable Investments LLC to be distributed to the stockholder. Rackable Investments LLC intends to distribute to its members on a pro rata basis based on the members’ percentage ownership interest in Rackable Investments LLC shortly prior to the consummation of this offering. Rackable Investment LLC acquired the shares of preferred stock convertible into these shares in connection with the preferred stock financing of New Rackable in December 2002, as more fully described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Corporate Organization.” Each of the persons designated by this footnote is a member of Rackable Investment LLC.

(13)	Includes 23,333 shares held by Herb Chang, 11,666 shares held by Edward Chien-Ting Ho and 11,666 shares held by Andrew Chien-Chung Ho.

(14)	Mr. C. S. Ho, Director of PTI Global Ventures, maintains voting and investment authority over 653,333 of these shares and disclaims beneficial ownership of the shares except to the extent of his pecuniary interest therein.

Over-Allotment Option

The following table presents information regarding certain beneficial ownership of our common stock by selling stockholders assuming the underwriters’ over-allotment option to purchase additional shares from the selling stockholders is exercised in full.

Selling Stockholder	Shares of Common Stock Beneficially Owned Before the Offering		Shares Being Offered	Shares of Common Stock Beneficially Owned After the Offering
	Number	Percentage		Number	Percentage
Entities affiliated with Parthenon Capital (1)	8,420,996	61.1%	557,502	7,863,494	39.3%
Thomas K. Barton (1)(2)	1,121,111	7.7	74,221	1,046,890	5.0
Giovanni Coglitore (3)	1,260,653	9.1	62,595	1,198,058	6.0
Todd R. Ford (1)(4)	965,555	6.6	63,924	901,631	4.3
Nikolai Gallo (5)	1,260,654	9.1	62,595	1,198,059	6.0
Jack Randall (6)	1,260,654	9.1	62,595	1,198,059	6.0
TKG Ventures LLC (1)(7)	23,333	*	1,545	21,788	*
Tom O’Malley (1)	23,333	*	1,545	21,788	*
Jason Enos (1)(8)	23,333	*	1,545	21,788	*
Sheen Khoury (1)	46,666	*	3,090	43,576	*
Entities affiliated with PTI Global Ventures (1)(9)	699,998	5.1	46,343	653,655	3.3

*	Less than 1%

(1)	See footnote (12) to prior table.

(2)	See footnote (2) to prior table.

(3)	See footnote (3) to prior table.

(4)	See footnote (4) to prior table.

(5)	See footnote (5) to prior table.

(6)	See footnote (7) to prior table.

(7)	Mr. John Hurley maintains voting and investment authority over these shares and disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(8)	Jason Enos is an employee of Rackable Systems.

(9)	See footnotes (13) and (14) to prior table.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock is based as of March 31, 2005 and takes into account the conversion and redemption of our preferred stock that will occur prior to or upon the closing of this offering.

Upon the closing of this offering, our authorized capital stock will consist of 120,000,000 shares of common stock, par value $0.001 per share, and 12,000,000 shares of preferred stock, par value $0.001 per share.

The following description of our capital stock does not purport to be complete and is subject to and qualified in its entirety by our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable Delaware law.

Common Stock

Outstanding Shares.    As of March 31, 2005, we had 18 stockholders, 4,761,711 shares of common stock issued and outstanding and 19,320,000 shares of preferred stock issued and outstanding that are redeemable for 9,015,999 shares of common stock. In addition, as of March 31, 2005, options to purchase 2,638,635 shares of common stock were issued and outstanding.

Voting Rights.    Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Under our amended and restated certificate of incorporation and bylaws, our stockholders will not have cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose. Because we do not have a classified board, all of our directors are to be elected at each annual meeting.

The quorum required by our bylaws for a meeting of stockholders consists of one or more stockholders present in person or by proxy who hold or represent between them at least a majority of the voting power in our company.

Dividends.    Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the Board of Directors out of legally available funds.

Liquidation.    In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

Rights and Preferences.    Holders of common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock, which we may designate in the future.

Fully Paid and Nonassessable.    All of our outstanding shares of common stock are, and the shares of common stock to be issued pursuant to this offering will be, fully paid and nonassessable.

Preferred Stock

Upon the closing of this offering, our board of directors will have the authority, without further action by the stockholders, to issue up to 12,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding). The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of Rackable Systems and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. Immediately after the closing of this offering, no shares of our preferred stock will be outstanding.

Options

As of March 31, 2005, under our 2002 Stock Option Plan, options to purchase a total of 2,638,635 shares of common stock were outstanding and 6,564 additional shares of common stock were available for future grant. As of March 31, 2005, there were no shares of common stock outstanding under our 2005 Equity Incentive Plan, our 2005 Employee Stock Purchase Plan or our 2005 Non-Employee Directors’ Stock Option Plan. See “Management—Benefit Plans.”

Registration Rights

The holders of an aggregate of 13,767,250 shares of our common stock, which shares we refer to as “registrable securities,” have the following registration rights with respect to those shares:

Demand Registration Rights.    The holders of a majority of the registrable securities, or their transferees, may require us on not more than three occasions if the registration is on a long form registration statement and an unlimited number of times if the registration is on a short form registration statement, to file a registration statement under the Securities Act with respect to their shares of common stock. Under the terms of the registration pursuant to which these rights are granted, we will be required to register for resale these shares if we receive a written request from holders of at least a majority of all such shares then outstanding.

Piggyback Registration Rights.    If we propose to register any of our securities under the Securities Act either for our own account or for the account of other stockholders, the holders of the registrable securities will be entitled to notice of the registration and will be entitled to include their shares of common stock in the registration statement. These registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under some circumstances and the right of the holders to include their shares in the registration statement before we can include shares that we propose to sell. The holders of these shares have waived their right to have their shares included in this offering except to the extent included herein.

Registration on Form S-3.    Beginning 180 days following the effective date of this offering, the holders of the registrable securities will be entitled, upon written request from holders of a majority of the registrable securities, to have such shares registered by us on a Form S-3 registration statement at our expense provided that such requested registration has an anticipated aggregate offering price to the public of at least $1.0 million. These registration rights are subject to specified conditions and limitations.

Expenses of Registration.    We will pay all expenses relating to any demand, piggyback or Form S-3 registrations, other than underwriting discounts and commissions.

Expiration of Registration Rights. The rights granted to a holder under the registration agreement will terminate when the holder of our common stock has sold all of its shares pursuant to an offering registered under the Securities Act or pursuant to Rule 144 under the Securities Act. Any shares sold in a registered offering or pursuant to Rule 144 will cease to be registrable securities.

Delaware Anti-Takeover Law and Certain Provisions of our Amended and Restated Certificate of Incorporation and Bylaws

Delaware Law.    We are governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring or preventing a change in our control.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions.    Our amended and restated certificate of incorporation and bylaws that will be effective following the completion of this offering include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control of our management including the following:

•	our board of directors can issue up to 12,000,000 shares of preferred stock, with any rights or preferences, including the right to approve or not approve an acquisition or other change in control;

•	our amended and restated certificate of incorporation provides that all stockholder actions following the completion of this offering must be effected at a duly called meeting of stockholders and not by written consent, and that only the chairman of the board, the board of directors and, for the first two years following this offering, holders of 20% of our common stock, can call special meetings of stockholders. These provisions may make it difficult for stockholders to take action without the consent of our board of directors

•	our bylaws provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide timely notice in writing. Our bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may delay or preclude stockholders from bringing matters before a meeting of stockholders or from making nominations for directors at a meeting of stockholders, which could delay or deter takeover attempts or changes in management;

•	our amended and restated certificate of incorporation provides that all vacancies, including any newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of our directors then in office, even if less than a quorum. In addition, our amended and restated certificate of incorporation provides that our Board of Directors may fix the number of directors by resolution;

•	our amended and restated certificate of incorporation does not provide for cumulative voting for our directors. The absence of cumulative voting may make it more difficult for stockholders owning less than a majority of our stock to elect any directors to our Board or Directors;

•	Our board of directors can change the number of directors at any time, provided that it cannot change the number of directors to less than the number currently in office; and

•	the stockholders cannot amend many of these provisions except by a vote of two-thirds or more of our outstanding common stock.

Nasdaq National Market Listing

We have applied for approval of quotation of our common stock on the Nasdaq National Market under the trading symbol “RACK.”

Transfer Agent and Registrar

Upon the closing of this offering, the transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future market sales of shares or the availability of shares for sale may decrease the market price of our common stock prevailing from time to time. As described below, only a portion of our outstanding shares of common stock will be available for sale shortly after this offering due to contractual and legal restrictions to resale. Nevertheless, sales of substantial amounts of common stock in the public market after these restrictions lapse, or the perception that such sales could occur, could adversely affect the market price of the common stock and could impair our future ability to raise capital through the sale of our equity securities.

Based on 4,761,711 shares of common stock outstanding as of March 31, 2005 plus 9,015,999 shares of common stock issuable upon conversion of all shares of preferred stock outstanding as of March 31, 2005, there will be 20,027,710 shares of common stock outstanding upon completion of this offering. Of the outstanding shares, all of the shares sold in this offering will be freely tradable, except that any shares held by our “affiliates,” as that term is defined under Rule 144 promulgated under the Securities Act, may only be sold in compliance with the Rule 144 limitations described below. 13,777,710 shares of our common stock that are not being sold in this offering, but which were outstanding as of March 31, 2005, are eligible for sale in the public market under Rules 144, 144(k) and 701, subject in some cases to volume and other limitations and the 180-day lock-up agreements described below:

•	23,881 shares will be available for immediate sale on the date of this prospectus; and

•	13,753,829 shares will be available for sale 180 days after the date of this prospectus pursuant to the expiration of market standoff agreements or lock-up agreements, or Rules 144, 144(k) or 701.

Rule 144

In general, under Rule 144 promulgated under the Securities Act of 1933, as currently in effect, a person, or group of persons whose shares are required to be aggregated, who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period commencing 90 days after the effective date of this offering a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 200,277 shares immediately after this offering based on the number of shares of common stock outstanding as of March 31, 2005; or

•	the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate (as defined under the Securities Act of 1933), is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

Rule 701, as currently in effect, permits resales of shares 90 days after the effective date of this offering in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701.

Lock-Up Agreements

Our officers, directors and certain of our stockholders held in the aggregate approximately 99.8% of our outstanding common stock as of March 31, 2005, and these officers, directors and stockholders have agreed with the underwriters that, subject to specified exceptions, without the prior consent of the underwriters, that they will not, directly or indirectly, sell, offer, contract to sell, transfer the economic risk of ownership in, make any short sale, pledge or otherwise dispose of any shares of our capital stock or any securities convertible into or exchangeable or exercisable for or any other rights to purchase or acquire our capital stock for a period of 180 days from the effective date of the registration statement.

Registration Rights

The holders of approximately 13,767,250 shares of our common stock, or their transferees, are entitled to rights with respect to the registration of their shares under the Securities Act. Registration of their shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of this registration. See “Description of Capital Stock—Registration Rights.”

Stock Options

We intend to file with the Securities and Exchange Commission a registration statement under the Securities Act covering the 2,024,522 shares of common stock reserved for issuance under our stock option plans and employee stock purchase plan. Once effective, the shares registered under the registration statements are, subject to Rule 144 volume limitations applicable to affiliates and the restrictions of the lock-up agreements described above, available for sale in the open market.

UNDERWRITING

Subject to the terms and conditions set forth in an underwriting agreement, each of the underwriters named below has severally agreed to purchase from us the aggregate number of shares of common stock set forth opposite their respective names below:

Underwriters	Number of Shares
Thomas Weisel Partners LLC . . . . . . . . . . . . . . . . . . . . . . . . . . .
Piper Jaffray & Co. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
RBC Capital Markets Corporation . . . . . . . . . . . . . . . . . . . . . . . .
Pacific Crest Securities Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . .

Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	6,250,000

The underwriting agreement provides that the obligations of the several underwriters are subject to various conditions, including approval of legal matters by counsel. The underwriters are required to purchase and pay for all of the shares of common stock listed above if any are purchased.

Thomas Weisel Partners LLC expects to deliver the shares of common stock to purchasers on or about                 , 2005.

Over-Allotment Option

The selling stockholders have granted a 30-day over-allotment option to the underwriters to purchase up to a total of 937,500 additional shares of our common stock at the initial offering price, less the underwriting discount, as set forth on the cover page of this prospectus. If the underwriters exercise this option in whole or in part, then each of the underwriters will be separately committed, subject to the conditions described in the underwriting agreement, to purchase the additional shares of our common stock in proportion to their respective commitments set forth in the table above.

Determination of Offering Price

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price will include:

•	the history and prospects for the industry in which we compete;

•	our financial information;

•	the ability of our management and our business potential and earning prospects;

•	the prevailing securities markets at the time of this offering;

•	the recent market prices of, and the demand for, publicly traded shares of generally comparable companies; and

•	the valuation multiples of publicly traded companies that the representatives believe are comparable to us.

We cannot assure you that an active or orderly trading market will develop for our common stock or that our common stock will trade in the public markets subsequent to this offering at or above the initial offering price.

Commissions and Discounts

The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus, and at this price less a concession not in excess of $         per

share of common stock to other dealers specified in a master agreement among underwriters who are members of the National Association of Securities Dealers, Inc. The underwriters may allow, and the other dealers specified may reallow, concessions not in excess of $         per share of common stock to these other dealers. After this offering, the offering price, concessions and other selling terms may be changed by the underwriters. Our common stock is offered subject to receipt and acceptance by the underwriters and to the other conditions, including the right to reject orders in whole or in part.

The following table summarizes the compensation to be paid to the underwriters by us and the proceeds, before expenses, payable to us and, to the extent the underwriters exercise their over-allotment option in full, the compensation to be paid to the underwriters by the selling stockholders and the proceeds payable to the selling stockholders:

Total
	Per Share	Without Over-Allotment	With Over-Allotment
Public offering price
Underwriting discount
Proceeds, before expenses, to us
Proceeds, before expenses, to selling stockholders

Indemnification of Underwriters

We and the selling stockholders will indemnify the underwriters against some civil liabilities, including liabilities under the Securities Act. If we or the selling stockholders are unable to provide this indemnification, we and the selling stockholders will contribute to payments the underwriters may be required to make in respect of those liabilities.

Directed Share Program

At our request, the underwriters have reserved for sale at the initial public offering price up to 200,000 shares offered hereby for certain customers, suppliers and other persons associated with us. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby.

No Sales of Similar Securities

The underwriters will require all of our directors and officers and the selling stockholders to agree not to offer, sell, agree to sell, directly or indirectly, or otherwise dispose of any shares of common stock or any securities convertible into or exchangeable for shares of common stock except for the shares of common stock offered in this offering without the prior written consent of Thomas Weisel Partners LLC for a period of 180 days after the date of this prospectus. Thomas Weisel Partners LLC has advised us that it does not have any pre-established conditions to shortening or waiving the terms of lock-up agreements and that it would consider doing so after evaluating the facts and circumstances of each person’s request. We do not anticipate requesting a waiver or shortening of the lock-up agreement from Thomas Weisel Partners LLC and have no reason to believe that any person who has or will enter into a lock-up agreement with Thomas Weisel Partners LLC in connection with the offering will make such a request.

The restrictions described in the immediately preceding paragraph do not apply to:

•	transactions relating to shares of common stock acquired in open market transactions after the completion of the offering;

•	the transfer of shares of common stock by gift, will or intestacy;

•	the transfer of shares to any trust for the stockholder’s direct or indirect benefit or a member of the immediate family of the stockholder; and

•	the distribution of shares of common stock to partner, members, stockholders or affiliates;

provided that in the case of each of the last three types of transactions, each donee, distributee, transferee and recipient agrees to be subject to the restrictions described in the immediately preceding paragraph and no filing under Section 16 of the Exchange Act is required or shall be made voluntarily in connection with these transactions.

We have agreed that for a period of 180 days after the date of this prospectus, we will not, without the prior written consent of Thomas Weisel Partners LLC, offer, sell or otherwise dispose of any shares of common stock, except for the shares of common stock offered in this offering, the shares of common stock issuable upon exercise of outstanding options on the date of this prospectus and the shares of our common stock that are issued under the equity plans described in this prospectus.

Nasdaq National Market Listing

We have applied for approval for quotation of our common stock on the Nasdaq National Market under the symbol “RACK.”

Short Sales, Stabilizing Transactions and Penalty Bids

In order to facilitate this offering, persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock during and after this offering. Specifically, the underwriters may engage in the following activities in accordance with the rules of the Securities and Exchange Commission.

Short sales.    Short sales involve the sales by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are short sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares from the selling stockholders in this offering. The underwriters may close out any covered short position by either exercising their over-allotment option to purchase shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are any short sales in excess of such over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

Stabilizing transactions.    The underwriters may make bids for or purchases of the shares for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

Penalty bids.    If the underwriters purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering. Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of these transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages presales of the shares.

The transactions above may occur on the Nasdaq National Market or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. If these transactions are commenced, they may be discontinued without notice at any time.

Discretionary Sales

The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares offered by them.

Stamp Taxes

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Relationships

Mr. Hagi Schwartz is a partner in Magnolia Capital Partners LTD (“Magnolia”), which provides corporate advisory services to its clients in Israel and the United States. Magnolia and our lead underwriter, Thomas Weisel Partners LLC, are parties to a Solicitation and Referral Agreement dated October 29, 2004 (the “Referral Agreement”). Under the Referral Agreement, Magnolia is entitled to compensation with respect to certain U.S. and Israeli clients for which Thomas Weisel Partners LLC provides investment banking services. However, Magnolia will not receive any compensation under the Referral Agreement in connection with this offering or in respect of any other services that may in the future be provided by Thomas Weisel Partners LLC to Rackable Systems.

The underwriters may in the future perform investment banking and advisory services for us from time to time for which they may in the future receive customary fees and expenses. The underwriters may, from time to time, engage in transactions with or perform services for us in the ordinary course of their business.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Cooley Godward LLP, Palo Alto, California. Certain legal matters will be passed upon for the underwriters by Fenwick & West LLP, Mountain View, California.

EXPERTS

The financial statements of Old Rackable for the year ended September 30, 2002 and the period from October 1, 2002 through December 22, 2002, and the financial statements of the successor company, Rackable Systems, Inc. for the period from December 23, 2002 (date of acquisition) through December 31, 2002 and the years ended December 31, 2003 and 2004, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

CHANGE IN ACCOUNTANTS

Old Rackable’s independent public accounting firm was Deloitte & Touche LLP (“D&T”). On January 23, 2003, upon the recommendation of our board of directors, New Rackable engaged Ernst & Young LLP (“E&Y”) as New Rackable’s independent public accounting firm. The engagement with E&Y was formalized on September 3, 2003. The reports of D&T on Old Rackable’s financial statements for the fiscal years ended September 30, 2001 and 2002, contained no adverse opinion, disclaimer of opinion or qualification or modification as to uncertainty, audit scope or accounting principles. During the fiscal years ended September 30, 2001 and 2002, and through the date of the Rackable Purchase, there were no disagreements with D&T on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of D&T, would have caused them to make a reference to the subject matter of the disagreements in connection with their reports. Neither Old Rackable nor New Rackable consulted with E&Y on any financial or accounting reporting matters during the fiscal years ended September 30, 2001 and 2002 and through January 23, 2003.

On July 26, 2004, upon the recommendation of our board of directors, we dismissed E&Y as our independent registered public accounting firm. At the same time, upon the recommendation of our board of directors, we engaged D&T as our independent registered public accounting firm, which engagement was formalized on August 23, 2004. At the time of their dismissal, E&Y had not completed an audit of our or Old Rackable’s financial statements and, accordingly, has not issued any report on our or Old Rackable’s financial statements as of any date or for any period. During the period from January 23, 2003 through July 26, 2004, there were no disagreements on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of E&Y, would have caused E&Y to make a reference to the subject matter of the disagreements in connection with their report. New Rackable did not consult with D&T on any financial or accounting reporting matters in the period between December 10, 2002, the date of incorporation of New Rackable, and the time of our engagement of D&T on August 23, 2004.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act of 1933 with respect to the shares of common stock offered under this prospectus. This prospectus does not contain all of the information in the registration statement and the exhibits. For further information with respect to us and our common stock, we refer you to the registration statement and to the exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

Upon completion of this offering, we will be subject to the informational requirements of the Securities Exchange Act of 1934 and will file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facility at 450 Fifth Street, N.W., Washington, D.C. 20549.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of the document at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

We intend to furnish our stockholders with annual reports containing audited financial statements and to make available to our stockholders quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

RACKABLE SYSTEMS, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

Rackable Systems, Inc.

We have audited the accompanying statements of operations, stockholders’ equity (deficit) and cash flows of Rackable Systems, Inc. (“Old Rackable”) for the year ended September 30, 2002 and the period from October 1, 2002 through December 22, 2002 (date of disposition) and the accompanying balance sheets of Rackable Systems, Inc. (“Rackable Systems”) (together with Old Rackable, the “Company”), successor company, as of December 31, 2003 and 2004, and the related statements of operations, stockholders’ equity (deficit) and cash flows for the period from December 23, 2002 (date of acquisition) through December 31, 2002, and the years ended December 31, 2003 and 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the results of operations and cash flows of Old Rackable for the year ended September 30, 2002, and for the period from October 1, 2002 through December 22, 2002, and the financial position of Rackable Systems as of December 31, 2003 and 2004, and the results of its operations and its cash flows for the period from December 23, 2002 through December 31, 2002, and the years ended December 31, 2003 and 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/    Deloitte & Touche LLP

San Jose, California

March 25, 2005

(April 29, 2005 as to Note 23)

RACKABLE SYSTEMS, INC.

BALANCE SHEETS

(In thousands, except share and per share amounts)

	December 31,
	2003	2004	March 31, 2005
			(Unaudited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,320	$17,111	$1,793
Accounts receivable, net of allowance for doubtful accounts of $158 and $152 at March 31, 2005 and December 31, 2004 (none at December 31, 2003)	8,166	9,344	23,837
Inventories	6,631	15,436	19,461
Deferred income taxes	935	1,660	2,098
Prepaids and other current assets	212	136	617

Total current assets	18,264	43,687	47,806

PROPERTY AND EQUIPMENT—Net	521	1,412	1,467

INTANGIBLE ASSETS—Net	10,116	10,753	10,386

INVESTMENT	559	—	—

OTHER ASSETS	66	457	1,167

TOTAL	$29,526	$56,309	$60,826

LIABILITIES AND STOCKHOLDERS’ DEFICIT

CURRENT LIABILITIES:
Accounts payable	$4,436	$10,821	$15,925
Accrued expenses	954	3,269	2,942
Sales tax payable	317	266	487
Income taxes payable	1,232	1,368	437
Deferred revenue	23	182	609
Borrowings under line of credit	—	14,061	19,523
Current portion of notes payable to related parties (Note 11)	—	1,500	1,500

Total current liabilities	6,962	31,467	41,423

NOTES PAYABLE TO RELATED PARTIES—Net of current portion (Note 11)	—	1,500	1,500

DEFERRED INCOME TAXES	987	753	696

DEFERRED RENT	—	54	50

MANDATORILY REDEEMABLE PREFERRED STOCK: Series A: $0.001 par value, 25,000,000 and 23,320,000 shares authorized and 21,000,000, 19,320,000 and 19,320,000 shares issued, and outstanding at December 31, 2003 and 2004 and March 31, 2005, respectively; liquidation preference of $26,250, $24,150 and $24,340 at December 31, 2003 and 2004 and March 31, 2005, respectively; cumulative accretion of $7,179, $9,147 and $9,744 at December 31, 2003 and 2004, March 31, 2005 respectively	25,457	23,651	24,248

DEFERRED STOCK-BASED COMPENSATION ON PREFERRED STOCK (Note 15)	(2,791)	—	—

EMBEDDED DERIVATIVES IN PREFERRED STOCK (Notes 14 and 22)	56,902	103,639	—

Total liabilities	87,517	161,064	67,917

COMMITMENTS AND CONTINGENCIES (Note 12)

STOCKHOLDERS’ DEFICIT:
Common stock, $0.001 par value; 28,500,000 shares authorized; 4,783,330, 5,570,462 and 4,761,711 shares issued and outstanding at December 31, 2003 and 2004 and March 31, 2005, respectively	5	6	5
Additional paid-in capital	2,527	12,811	115,093
Deferred stock-based compensation	(475)	(2,134)	(2,395)
Accumulated deficit	(60,048)	(115,438)	(119,794)

Total stockholders’ deficit	(57,991)	(104,755)	(7,091)

TOTAL	$29,526	$56,309	$60,826

See notes to financial statements.

RACKABLE SYSTEMS, INC.

STATEMENTS OF OPERATIONS

(In thousands, except for share and per share amounts)

	Old Rackable		Period from December 23, 2002 to December 31, 2002
	Year Ended September 30, 2002	Period from October 1, 2002 to December 22, 2002		Year Ended December 31,		Three Months Ended March 31,
				2003	2004	2004	2005
						(Unaudited)
REVENUE	$20,370	$6,507	$717	$52,880	$109,743	$18,067	$30,489
COST OF REVENUE (a)	15,409	5,418	634	41,649	88,754	14,965	24,562

GROSS PROFIT	4,961	1,089	83	11,231	20,989	3,102	5,927

OPERATING EXPENSES:
Research and development (a)	892	153	12	888	763	142	348
Sales and marketing (a)	1,364	413	80	4,977	10,780	1,809	2,981
General and administrative (a)	1,544	828	117	5,056	11,062	1,090	1,649

Total operating expenses	3,800	1,394	209	10,921	22,605	3,041	4,978

INCOME (LOSS) FROM OPERATIONS	1,161	(305)	(126)	310	(1,616)	61	949

OTHER INCOME (EXPENSE)—Net:
Change in fair value of embedded derivatives in preferred stock (Note 14)	—	—	(1,211)	(51,388)	(51,267)	(12,888)	(4,192)
Interest income	9	—	2	47	12	4	2
Interest expense	(56)	(14)	—	(1,088)	(2,493)	(568)	(782)
Gain on sale of investment (Note 6)	—	—	—	—	2,968	—	—
Other income (expense)—net	(92)	—	—	3	—	—	—

Total other income (expense)—net	(139)	(14)	(1,209)	(52,426)	(50,780)	(13,452)	(4,972)

INCOME (LOSS) BEFORE INCOME TAX PROVISION (BENEFIT)	1,022	(319)	(1,335)	(52,116)	(52,396)	(13,391)	(4,023)

INCOME TAX PROVISION (BENEFIT)	18	—	(42)	548	2,994	520	333

NET INCOME (LOSS)	1,004	(319)	(1,293)	(52,664)	(55,390)	(13,911)	(4,356)

ACCRETION OF REDEEMABLE CONVERTIBLE PREFERRED STOCK (Note 13)	—	—	(4,644)	(1,447)	—	—	—

NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	$1,004	$(319)	$(5,937)	$(54,111)	$(55,390)	$(13,911)	$(4,356)

NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS PER SHARE
Basic and diluted	$0.09	$(0.03)	$(1.83)	$(16.64)	$(11.43)	$(2.91)	$(0.84)

SHARES USED IN NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS PER SHARE
Basic and diluted	10,635,659	10,635,659	3,250,654	3,250,654	4,847,680	4,783,336	5,205,699

(a) Includes charges for stock-based compensation:
Cost of revenue	$—	$—	$—	$10	$74	$16	$25
Research and development	—	—	—	—	44	10	17
Sales and marketing	—	—	—	34	155	22	65
General and administrative	—	—	16	925	4,505	125	32

Total	$—	$—	$16	$969	$4,778	$173	$139

See notes to financial statements.

RACKABLE SYSTEMS, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

(In thousands, except for share amounts)

	Common Stock		Additional Paid-In Capital	Receivable From Stockholder	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount
BALANCE—September 30, 2001 (Old Rackable)	10,635,659	$11	$405	$—	$(812)	$(396)

Net income	—	—	—	—	1,004	1,004
Nonemployee stock options granted	—	—	29	—	—	29

BALANCE—September 30, 2002 (Old Rackable)	10,635,659	11	434	—	192	637

Net loss	—	—	—	—	(319)	(319)
Issuance of common stock in exchange for receivables	232,928	—	84	(84)	—	—

BALANCE—December 22, 2002 (Old Rackable)	10,868,587	$11	$518	$(84)	$(127)	$318

BEGINNING BALANCE—December 23, 2002 (Successor)	—	$—	$—	$—	$—	$—

Issuance of common stock in connection with asset purchase from Old Rackable (Note 3)	3,250,648	3	1,337	—	—	1,340
Accretion of mandatorily redeemable preferred stock to face value (Note 13)	—	—	—	—	(4,559)	(4,559)
Accretion of mandatorily redeemable preferred stock to redemption value for accumulated dividends	—	—	—	—	(85)	(85)
Compensatory issuance of common stock subject to repurchase from founders (Note 3)	1,532,682	2	667	(669)	—	—
Amortization of deferred stock-based compensation in connection with compensatory common stock issued to founders	—	—	—	16	—	16
Net loss	—	—	—	—	(1,293)	(1,293)

BALANCE—December 31, 2002	4,783,330	$5	$2,004	$(653)	$(5,937)	$(4,581)

(Continued)

RACKABLE SYSTEMS, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

(In thousands, except for share amounts)

	Common Stock		Additional Paid-In Capital	Deferred Stock-Based Compensation	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount
BALANCE—December 31, 2002	4,783,330	$5	$2,004	$(653)	$(5,937)	$(4,581)

Accretion of mandatorily redeemable preferred stock to face value (Note 13)	—	—	—	—	(422)	(422)
Accretion of mandatorily redeemable preferred stock to redemption value for accumulated dividends	—	—	—	—	(1,025)	(1,025)
Amortization of deferred stock-based compensation in connection with compensatory common stock issued to founders (Note 3)	—	—	—	653	—	653
Deferred stock-based compensation related to stock options granted to employees	—	—	669	(669)	—	—
Amortization of deferred stock-based compensation—net of cancellations	—	—	—	48	—	48
Reversal of deferred stock-based compensation related to cancellation of stock options	—	—	(146)	146	—	—
Net loss					(52,664)	(52,664)

BALANCE—December 31, 2003	4,783,330	5	2,527	(475)	(60,048)	(57,991)

Deferred stock-based compensation related to stock options granted to employees	—	—	2,070	(2,070)	—	—
Amortization of deferred stock-based compensation—net of cancellations	—	—	—	289	—	289
Reversal of deferred stock-based compensation related to cancellation of stock options	—	—	(122)	122	—	—
Issuance of common stock in exchange for services received	1,666	—	18	—	—	18
Exercise of stock options	1,466	—	1	—	—	1
Issuance of common stock in connection with conversion of Series A preferred stock (Note 13)	784,000	1	8,317	—	—	8,318
Net loss	—	—	—	—	(55,390)	(55,390)

BALANCE—December 31, 2004	5,570,462	6	12,811	(2,134)	(115,438)	(104,755)
Reclassification of embedded derivative in preferred stock (Note 14)	—	—	107,831	—	—	107,831
Deferred stock-based compensation related to stock options granted to employees (unaudited)	—	—	433	(433)	—	—
Amortization of deferred stock-based compensation—net of cancellations (unaudited)	—	—	—	139	—	139
Reversal of deferred stock-based compensation related to cancellation of stock options (unaudited)	—	—	(33)	33	—	—
Issuance of common stock in exchange for services received (unaudited)	7,332	—	50	—	—	50
Repurchase of common stock from Founders (Note 22) (unaudited)	(816,083)	(1)	(5,999)	—	—	(6,000)
Net loss (unaudited)	—	—	—	—	(4,356)	(4,356)

BALANCE—March 31, 2005 (unaudited)	4,761,711	$5	$115,093	$(2,395)	$(119,794)	$(7,091)

See notes to financial statements.	(Concluded)

RACKABLE SYSTEMS, INC.

STATEMENTS OF CASH FLOWS

(In thousands)

	Old Rackable
	Year ended September 30, 2002	Period from October 1, 2002 to December 22, 2002	Period from December 23, 2002 to December 31, 2002	Year ended December 31,		Three Months Ended March 31,
				2003	2004	2004	2005
						(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$1,004	$(319)	$(1,293)	$(52,664)	$(55,390)	$(13,911)	$(4,356)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	49	51	174	1,831	1,901	581	854
Non cash compensation expense in connection with repurchase of warrants from Founders	—	—	—	—	960	—	—
Non cash consulting expense	—	—	—	—	68	—	—
Gain on sale of investment (Note 6)	—	—	—	—	(2,968)	—	—
Loss on disposal of property and equipment	18	—	—	—	—	—	—
Stock-based compensation expense	29	—	—	—	—	—	—
Provision for inventory writedown	—	122	118	451	212	(50)	787
Provision for bad debt expense	—	(11)	—	30	161	56	6
Deferred income taxes	—	—	(43)	(1,084)	(959)	—	(495)
Write-off of patents	—	20	—	—	—	—	—
Accretion for preferred stock dividends recorded as interest expense	—	—	—	1,088	2,388	565	597
Amortization of deferred stock-based compensation	—	—	—	48	289	50	139
Amortization of deferred compensation in connection with common stock issued to Founders	—	—	16	653	—	—	—
Amortization of deferred compensation on preferred stock	—	—	—	268	4,488	123	—
Changes in fair value of embedded derivatives in preferred stock	—	—	1,211	51,388	51,267	12,888	4,192
Changes in operating assets and liabilities, net of business combination:
Accounts receivable	(4,064)	4,993	(443)	(6,020)	(1,339)	(4,537)	(14,499)
Inventories	(2,008)	122	(172)	(5,037)	(9,175)	(8,429)	(5,164)
Prepaid expenses and other assets	(222)	79	5	(59)	26	(93)	(481)
Intangibles	7	(9)	—	(147)	(67)	(23)	(4)
Accounts payable	4,073	(1,945)	27	2,367	6,385	9,874	5,104
Sales tax payable	407	(408)	40	214	(51)	269	221
Accrued expenses	(3,773)	(1,379)	58	578	2,319	155	(281)
Income taxes payable	—	16	1	1,231	136	(541)	(931)
Deferred revenue	—	18	—	5	159	23	427

Net cash provided by (used in) operating activities	(4,480)	1,350	(301)	(4,859)	810	(3,000)	(13,884)

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash paid in connection with acquisition of Old Rackable, net of cash received	—	—	(11,563)	—	—	—	—
Proceeds from sale of investment	—	—	—	—	3,527	—	—
Purchases of property and equipment	(105)	(8)	(4)	(465)	(1,164)	(92)	(186)

Net cash provided by (used in) investing activities	(105)	(8)	(11,567)	(465)	2,363	(92)	(186)

(Continued)

RACKABLE SYSTEMS, INC.

STATEMENTS OF CASH FLOWS

(In thousands)

	Old Rackable		Period from December 23, 2002 to December 31, 2002			Three Months Ended March 31,
	Year ended September 30, 2002	Period from October 1, 2002 to December 22, 2002		Year ended December 31,
				2003	2004	2004	2005
CASH FLOWS FROM FINANCING ACTIVITIES:						(Unaudited)
Increase (decrease) in cash overdraft	$24	$(24)	$—	$—	$—	$—	$—
Advances from (payments to) related parties	400	(400)	—	—	—	—	—
Borrowings under line of credit, net	—	—	—	—	14,061	2,454	5,462
Repayment of capital lease obligation	(12)	(1)	—	(10)	—	—	—
Cost incurred in connection with public offering	—	—	—	—	(341)	—	(710)
Repurchase of common stock from Founders	—	—	—	—	—	—	(6,000)
Proceeds from notes payable to related parties	2,238	—	—	—	—	—	—
Proceeds from issuance of common stock upon exercise of stock options	—	—	—	—	1	—	—
Collection of notes and accrued interest receivable from executives	—	—	—	—	847	—	—
Payment of deferred compensation	—	—	—	—	(850)	—	—
Redemption of mandatorily redeemable preferred stock	—	—	—	—	(2,100)	—	—
Proceeds from issuance of mandatorily redeemable preferred stock—net of issuance costs	—	—	18,532	990	—	—	—

Net cash provided by (used in) financing activities	2,650	(425)	18,532	980	11,618	2,454	(1,248)

Net increase (decrease) in cash and cash equivalents	(1,935)	917	6,664	(4,344)	14,791	(638)	(15,318)
CASH AND CASH EQUIVALENTS—Beginning of period	1,935	—	—	6,664	2,320	2,320	17,111

CASH AND CASH EQUIVALENTS—End of period	$—	$917	$6,664	$2,320	$17,111	$1,682	$1,793

NONCASH INVESTING AND FINANCING ACTIVITIES:
Reclassification of embedded derivative in preferred stock to additional paid-in capital (Note 14)	$—	$—	$—	$—	$—	$—	$107,831

Property acquired under capital lease	$23	$—	$—	$—	$—	$—	$—

Issuance of stock in exchange for receivables	$—	$84	$800	$—	$—	$—	$—

Issuance of common stock as payment for accrued liabilities	$—	$—	$—	$—	$—	$—	$50

Increase in fair value of preferred stock associated with deferred compensation	$—	$—	$—	$2,259	$1,694	$564	$—

Bifurcation of fair value of embedded put and call option derivatives	$—	$—	$3,891	$412	$3,789	$—	$—

Deferred compensation related to stock option grants, net of cancellations	$—	$—	$—	$523	$1,948	$494	$400

Deferred compensation related to common stock issued to Founders	$—	$—	$669	$—	$—	$—	$—

Repurchase of warrants from Founders in exchange for notes payable	$—	$—	$—	$—	$3,000	$—	$—

Issuance of common stock in connection with conversion of mandatorily redeemable preferred stock	$—	$—	$—	$—	$8,318	$—	$—

Accretion of mandatorily redeemable convertible preferred stock	$—	$—	$4,644	$1,447	$—	$—	$—

Acquisitions:
Fair value of common stock issued	$—	$—	$1,340	$—	$—	$—	$—
Assets acquired (including goodwill and intangibles of $11,607)	—	—	(16,796)	—	—	—	—
Liabilities assumed	—	—	3,893	—	—	—	—

Cash paid in acquisition—net of cash acquired	$—	$—	$(11,563)	$—	$—	$—	$—

SUPPLEMENTAL DISCLOSURE OF OTHER CASH FLOW INFORMATION:
Cash paid for income taxes	$12	$—	$—	$401	$3,817	$1,060	$1,760

Cash paid for interest	$11	$2	$—	$1	$105	$3	$167

See notes to financial statements.	(Concluded)

RACKABLE SYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS

(INFORMATION AS OF MARCH 31, 2005 AND FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2004 IS UNAUDITED)

1. BUSINESS AND FORMATION OF THE COMPANY

Rackable Systems, Inc. (“Old Rackable”) was formed on October 20, 1999 as a California limited liability company (“LLC”). On December 1, 2000, the net assets of the LLC were transferred to a newly formed Delaware corporation and common stock was issued to Old Rackable’s founders in the exchange. Old Rackable elected a tax status as an S Corporation on December 1, 2000.

On December 23, 2002, Old Rackable entered into an asset acquisition agreement, and sold substantially all its assets and liabilities to a newly formed company which assumed the same name of Rackable Systems, Inc. (“Rackable Systems”) after the acquisition. The transaction was accounted for under the purchase accounting method (see Note 3). Rackable Systems was incorporated in the state of Delaware as a corporation on December 10, 2002 and is controlled by Rackable LLC, of which Parthenon Capital and its affiliates are the controlling member. Rackable Systems and Old Rackable are collectively referred to as the “Company.”

The principal business of the Company is the design, manufacture and implementation of highly scalable compute servers and high-capacity storage systems, which are sold to customers such as large Internet businesses, and companies in vertical markets such as semiconductor design, enterprise software, federal government, entertainment, financial services, oil and gas, and biotechnology and pharmaceuticals.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates include the allowance for doubtful accounts and sales returns, allowance for obsolete inventory, depreciation, amortization and certain accruals. Actual results could differ from those estimates.

Basis of Presentation—The accompanying financial statements include the accounts of Old Rackable for the year ended September 30, 2002, and for the period from October 1, 2002 through December 22, 2002 (the date on which its principal business operations ceased) and the accounts of the successor company, Rackable Systems, since inception including the period from December 23, 2002 through December 31, 2002 and for the years ended December 31, 2003 and 2004. Rackable Systems had no significant operations prior to the purchase of Old Rackable.

Fiscal Year— Old Rackable had a fiscal year end of September 30. Rackable Systems has a 52-week fiscal year ending on the Saturday nearest to December 31, with 13 week quarters ending on the last Saturday of the period. To simplify the presentation, the fiscal years presented for Rackable Systems are shown as ending on December 31, 2003 and 2004, although the fiscal years actually ended on January 3, 2004, and January 1, 2005, respectively. The interim periods are shown as ending on March 31, 2004 and 2005, although the interim periods actually ended on April 3, 2004 and April 2, 2005, respectively.

Unaudited Interim Financial Information—The interim financial information for the three months ended March 31, 2004 and 2005 is unaudited and has been prepared on the same basis as the audited financial statements. In the opinion of management, such unaudited information includes all adjustments (consisting only of normal recurring adjustments) necessary for fair presentation of the interim financial information. Operating results for the three months ended March 31, 2005 are not necessarily indicative of results for any subsequent periods.

RACKABLE SYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS

(INFORMATION AS OF MARCH 31, 2005 AND FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2004 IS UNAUDITED)

Cash and Cash Equivalents—The Company considers all highly liquid instruments purchased with original maturities of three months or less to be cash equivalents.

Inventories—Inventories, consisting primarily of server chasses, hard drives, microprocessors, memory chips, cooling fans and other equipment used in the manufacture of networking servers, are stated at the lower of first-in, first-out cost or market. Cost components include materials, labor and manufacturing overhead costs.

Consideration is given to obsolescence, excessive levels based on estimated future demand, deterioration and other factors in evaluating net realizable value. Evaluation units, which are provided to prospective customers on a trial basis, are amortized to selling and marketing expense on a straight-line basis over an estimate life of twelve months, given that the evaluation units are generally never sold. In the event that an evaluation unit is sold, the remaining carrying amount of the unit at the date of sale is charged to cost of sales. Total amortization expense associated with evaluation units was approximately $482,000 and $783,000 for the years ended December 31, 2003 and 2004, respectively, and $134,000 and $423,000 for the three months ended March 31, 2004 and 2005, respectively (none for the period from December 23, 2002 to December 31, 2002).

Property and Equipment—Property and equipment are stated at cost and are depreciated on a straight-line basis over their estimated useful lives (generally three to seven years). Leasehold improvements and assets acquired under capital leases are amortized using the straight-line method over the shorter of the estimated useful lives of the respective assets or the lease term.

Intangible Assets—Intangible assets are comprised of patents, tradename, customer list, and customer backlog acquired in connection with the acquisition of Old Rackable in December 2002, and also include legal fees capitalized for pending patents that the Company plans to pursue for the design of its main products.

Patents and customer list are amortized on a straight-line basis through a charge to general and administrative expense over an estimated useful life of five years. The tradename is not amortized as management determined that the life of the intangible asset is indefinite. The value assigned to the customer backlog acquired as part of the acquisition of Old Rackable of approximately $156,000 was fully amortized through a charge to cost of revenue in the amount of approximately $100,000 for the period from December 23, 2002 to December 31, 2002 and $56,000 during the first quarter of 2003, based on the date of shipment of the related products.

Goodwill—In connection with the asset purchase from Old Rackable in December 2002, the Company recorded approximately $781,000 of goodwill, resulting from the excess of the consideration paid over the fair value of assets and liabilities assumed (see Note 3). In accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS No. 142), the Company does not amortize goodwill, but performs periodic reviews for impairment. No impairments were recorded for all periods presented.

Impairment of Long-Lived Assets—The Company accounts for its long-lived assets in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS No. 144), which was adopted in 2002. SFAS No. 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of (SFAS No. 121). The Company regularly evaluates its long-lived assets for indicators of possible impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of an asset and its eventual disposition

RACKABLE SYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS

(INFORMATION AS OF MARCH 31, 2005 AND FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2004 IS UNAUDITED)

are less than its carrying amount. Impairment, if any, is measured using discounted cash flows. No impairment of long-lived assets has been recorded in the accompanying financial statements.

Revenue Recognition—The Company accounts for its revenues under the provisions of Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition in Financial Statements. Under the provisions of SAB No. 104, the Company recognizes revenues from sales of products, when persuasive evidence of an arrangement exists, shipment has occurred and title has transferred, the sales price is fixed and determinable, collection of the resulting receivable is reasonably assured, and all significant obligations have been met. Generally, this occurs at the time of shipment when risk of loss and title has passed to the customer. The Company’s standard arrangement with its customers includes a signed purchase order or contract, freight-on-board shipping point, 30-day payment terms, no right of return on delivered products and no customer acceptance provisions.

Probability of collection is assessed on a customer-by-customer basis. Customers are subjected to a credit review process that evaluates the customers’ financial position and ultimately their ability to pay. If it is determined from the outset of an arrangement that collection is not probable based upon the review process, revenue is deferred until cash receipt. The Company does not allow for price-protection rights with any of its resellers or distributors. The Company maintains a separate allowance for doubtful accounts for estimated losses based on management’s assessment of the collectability of specific customer accounts and the aging of accounts receivable. Management analyzes accounts receivable and historical bad debts, customer concentrations, customer solvency, current economic and geographic trends, and changes in customer payment terms and practices when evaluating the adequacy of the allowance for doubtful accounts. If the financial condition of the Company’s customers deteriorates, resulting in an impairment of their ability to make payments, additional allowances may be required.

Service revenue includes hardware maintenance, installation, training and consulting. Pursuant to SAB No. 104, the Company recognizes revenue from the sale of its products prior to completion of these services, as the Company’s product sales are not dependent on these services to be functional. Revenue from hardware maintenance contracts, which are sold and invoiced separately, is recognized ratably over the contract term, generally one to three years.

In situations where the Company sells its products along with other services, such as installation, training and consulting, it applies the provisions of EITF Issue No. 00-21 Accounting for Revenue Arrangements with Multiple Deliverables, and records revenue for the fair value of such services, based on the price charged when sold separately, over the periods in which the services are performed. Installation services are typically requested by the Company’s new customers who have a limited history with their products. Installation and related services are usually performed within one day after product delivery. Service revenues for the years ended December 31, 2003 and 2004, were approximately $24,000 and $124,000, respectively, and for the three months ended March 31, 2004 and 2005 were approximately $9,000 and $104,000, respectively (none for all other periods presented).

On occasion, at the request of a customer that has informed the Company that a product is defective, the Company will ship a replacement product to that customer prior to the customer returning the defective product for repair. This enables the customer to use the replacement product until the defective product is repaired and returned to the customer. Generally, the Company does not charge for this service unless the customer fails to return the defective product, in which case the customer is billed for the replacement product and revenue is recognized at that time.

RACKABLE SYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS

(INFORMATION AS OF MARCH 31, 2005 AND FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2004 IS UNAUDITED)

Estimated sales returns and warranty costs, based on historical experience, changes in customer demand, and other factors, are recorded at the time product revenue is recognized in accordance with SFAS No. 48, Revenue Recognition When Right of Return Exists and SFAS No. 5, Accounting for Contingencies, respectively.

Deferred revenue is recorded when payments are received or receivables for amounts currently due from customers are recorded prior to the Company’s completion of the related performance obligations and recognized upon completion of those performance criteria.

Product Warranty—The Company’s warranty period for its products is generally one to three years. The Company accrues for estimated warranty costs concurrent with the recognition of revenue. The initial warranty accrual is based upon the Company’s historical experience and is included in accrued expenses. The amounts charged and accrued against the warranty reserve are as follows (in thousands):

	Period from October 1, 2002 to December 22, 2002 (Old Rackable)	Period from December 23, 2002 to December 31, 2002	Year ended December 31,		Three Months Ended March 31, 2005
			2003	2004
					(Unaudited)
Balance—beginning of period	$—	$39	$46	$79	$550

Current period accrual	39	7	508	989	302
Warranty expenditures charged to accrual	—	—	(475)	(518)	(151)

Balance—end of period	$39	$46	$79	$550	$701

Advertising and Sales Promotion Costs—Advertising and sales promotion costs are expensed as incurred. Advertising costs consist primarily of magazine advertisements, agency fees, and other direct production costs. Advertising and sales promotion costs totaled approximately $3,000 for the year ended September 30, 2002 and none for the period from October 1, 2002 to December 22, 2002 (Old Rackable) and the period from December 23, 2002 to December 31, 2002, and $52,000 and $8,000 for the years ended December 31, 2003 and 2004, respectively, and $300 and none for the three months ended March 31, 2004 and 2005, respectively.

Research and Development Costs—Research and development costs are expensed as incurred.

Comprehensive Income (Loss)—Comprehensive income (loss) is defined as the change in equity of a company during a period from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. For the Company, comprehensive income (loss) did not differ from the net income (loss) for any of the periods presented.

Stock Based Compensation—The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and related interpretations in accounting for its employee stock options rather than the alternative fair value accounting provided for under SFAS No. 123, Accounting for Stock-Based Compensation (SFAS No. 123), as amended by SFAS No. 148. Under APB 25, when the exercise price of the Company’s employee and director stock options is equal to or greater than the market price of the underlying stock on the date of grant, no compensation expense is recognized.

SFAS No. 123 requires that stock option information be disclosed as if the Company had accounted for its employee stock options granted under the fair value method of SFAS No. 123. The fair value of these options

RACKABLE SYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS

(INFORMATION AS OF MARCH 31, 2005 AND FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2004 IS UNAUDITED)

was estimated at the date of grant using the Black-Scholes option pricing model, and was amortized using the multiple option approach over the options vesting period, with the following weighted-average assumptions:

	Old Rackable		Period from December 23, 2002 to December 31, 2002	Year Ended December 31,		Three Months Ended March 31,
	Year Ended September 30, 2002	Period from October 1, 2002 to December 22, 2002
				2003	2004	2004	2005
						(Unaudited)
Dividend yield	—%	N/A	—%	—%	—%	—%	—%
Risk-free interest rate	4.75%	N/A	2.76%	3.02%	3.57%	3.29%	3.94%
Volatility	100%	N/A	100%	100%	100%	100%	100%
Weighted average expected life (in years)	5	N/A	5	5	5	5	5

Weighted average fair value of stock option grants	$0.28	N/A	$0.26	$1.76	$7.44	$5.34	$9.37

The following table summarizes relevant information as to reported results, with supplemental information as if the fair value recognition provisions of SFAS No. 123 had been applied (in thousands, except per share amounts):

	Old Rackable		Period from December 23, 2002 to December 31, 2002	Year Ended December 31,		Three Months Ended March 31,
	Year Ended September 30, 2002	Period from October 1, 2002 to December 22, 2002
				2003	2004	2004	2005
						(Unaudited)
Net income (loss) attributable to common stockholders	$1,004	$(319)	$(5,937)	$(54,111)	$(55,390)	$(13,911)	$(4,356)

Add employee stock-based compensation as reported	—	—	—	48	289	50	139

Deduct stock-based compensation determined under the fair value based based method for all awards—net of cancellations	(12)	(2)	(5)	(318)	(1,067)	(203)	(527)

Pro forma net income (loss) attributable to common stockholders	$992	$(321)	$(5,942)	$(54,381)	$(56,168)	$(14,064)	$(4,744)

Basic and diluted net income (loss) attributable to common stockholders per share, as reported	$0.09	$(0.03)	$(1.83)	$(16.64)	$(11.43)	$(2.91)	$(0.84)

Pro forma basic and diluted net income (loss) attributable to common stockholders per share	$0.09	$(0.03)	$(1.83)	$(16.73)	$(11.59)	$(2.94)	$(0.91)

RACKABLE SYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS

(INFORMATION AS OF MARCH 31, 2005 AND FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2004 IS UNAUDITED)

Stock compensation expense for options granted to nonemployees has been determined in accordance with SFAS No. 123, as the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measured. The fair value of options granted to nonemployees is remeasured as the underlying options vest.

Income Taxes—Rackable Systems accounts for income taxes using an asset and liability approach. Deferred income tax assets and liabilities result from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized. In fiscal 2002, Old Rackable elected to be treated as an S Corporation. Earnings and losses for the LLC and S Corporation periods are included in the personal income tax returns of the stockholders, and its financial statements do not include a provision for income taxes, except for state taxes.

Concentration of Credit Risk—Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade accounts receivable. Accounts receivable from three customers accounted for 27%, 14% and 11% of total accounts receivable at December 31, 2002. Accounts receivable from two customers accounted for 32% and 11% of total accounts receivable at December 31, 2003. Accounts receivable from one customer accounted for 29% of total accounts receivable at December 31, 2004. Accounts receivable from two customers accounted for 36% and 10% of total accounts receivable at March 31, 2005 (unaudited).

Revenue from customers representing 10% or more of total revenue was as follows:

	Old Rackable		Period from December 23, 2002 to December 31, 2002	Year ended December 31,		Three Months Ended March 31,
	Year ended September 30, 2002	Period from October 1, 2002 to December 22, 2002
				2003	2004	2004	2005
						(Unaudited)
Customer A	6%	—	1%	40%	23%	22%	27%
Customer B	1%	—	—	—	—	—	—
Customer C	32%	14%	—	6%	—	—	—
Customer D	9%	23%	—	—	—	—	—
Customer E	4%	11%	—	4%	—	2%	—
Customer F	4%	1%	32%	2%	—	—	—
Customer G	—	—	26%	3%	2%	—	7%
Customer H	—	8%	17%	—	1%	7%	—
Customer I	—	—	—	1%	36%	11%	6%

Fair Value of Financial Instruments—The fair values of cash and cash equivalents reported in the accompanying balance sheets approximate their carrying value. The Company accounts for derivative instruments in accordance with the provisions of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133) and its related interpretations, and complies with SFAS No. 138, Accounting for Certain Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 (SFAS No. 138). SFAS Nos. 133 and 138 establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and hedging activities. These standards require that the Company record derivatives at their fair values on the balance

RACKABLE SYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS

(INFORMATION AS OF MARCH 31, 2005 AND FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2004 IS UNAUDITED)

sheet. At December 31, 2003 and 2004, the Company had two nonhedged derivatives embedded in its Series A mandatorily redeemable preferred stock (see Note 14). Changes in the fair value of these embedded derivatives are recognized in the Statements of Operations.

Net Income (Loss) Per Share—Basic net income (loss) per share is computed by dividing net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding for the period (excluding shares subject to repurchase). Diluted net income (loss) per share is computed by dividing the net income (loss) attributable to common stockholders for the period by the weighted average number of common and common equivalent shares outstanding during the period. Potentially dilutive securities, composed of incremental common shares issuable upon the exercise of stock options and the redemption of preferred stock, are included in diluted net income per share to the extent such shares are dilutive. Diluted net loss per share was the same as basic net loss per share for all periods presented, since the effect of any potentially dilutive securities is anti-dilutive.

Recently Issued Accounting Standards—In March 2004, the EITF reached a final consensus on Issue 03-01, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments, to provide additional guidance in determining whether investment securities have an impairment which should be considered other-than-temporary. Management expects that the adoption of this Issue will not have an effect on the Company’s operating results or financial condition.

In December of 2003, the FASB issued FASB Interpretation No. 46 (Revised), Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51 (FIN No. 46R). FIN No. 46R expands upon and strengthens existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities and activities of another entity. A variable interest entity is any legal structure used for business purposes that either does not have equity investors with voting rights or has equity investors that do not provide sufficient financial resources for the entity to support its activities. A variable interest entity often holds financial assets, including loans and receivables, real estate or other property. A variable interest entity may be essentially passive or it may engage in research and development or other activities on behalf of another company. Previously, one company generally has included another entity in its consolidated financial statements only if it controlled the entity through voting interests. FIN No. 46R changes that by requiring a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. The effective date of FIN No. 46R has been deferred until the end of the first interim or annual reporting period ending after March 15, 2004. The Company does not have any variable interest entities.

In May of 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 requires issuers to classify as liabilities (or assets in some circumstances) certain financial instruments that embody obligations. Financial instruments within the scope of SFAS No. 150 shall be initially measured at fair value and subsequently revalued with changes in value being reflected in interest cost. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Restatement is not permitted. Upon the adoption of SFAS No. 150 on July 1, 2003, the Company reclassified the carrying amount of the Series A mandatorily redeemable preferred stock, including cumulative accretion to redemption value, from mezzanine debt to long-term liabilities. Accretion to redemption value subsequent to the adoption of SFAS No. 150 has been recorded to interest expense in the accompany Statements of Operations.

RACKABLE SYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS

(INFORMATION AS OF MARCH 31, 2005 AND FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2004 IS UNAUDITED)

In April of 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133 (SFAS No. 133), Accounting for Derivative Instruments and Hedging Activities. This statement amends SFAS No. 133 for decisions made as part of the Derivative Implementation Group process that effectively required amendments to SFAS No. 133, in connection with other FASB projects dealing with financial instruments, and in connection with implementation issues that have been raised in relation to the application of the definition of a derivative. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003. Also, the provisions of SFAS No. 149 that relate to SFAS No. 133 implementation issues that have been effective for fiscal years that began prior to June 15, 2003, should continue to be applied in accordance with respective effective dates. In addition, provisions of this statement related to forward purchases or sales of when-issued securities or other securities that do not yet exist, should be applied to both existing and new contracts entered into after June 30, 2003. The adoption of SFAS No. 149 had no impact on the Company’s financial statements.

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN No. 45). FIN No. 45 elaborates on the existing disclosure requirements for most guarantees, including residual value guarantees issued in conjunction with operating lease agreements. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value of the obligation it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of the recognition requirements of FIN No. 45 did not have a material impact on the Company’s results of operations and financial position.

In November 2002, the FASB issued EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables (EITF Issue No. 00-21). EITF Issue No. 00-21 addresses certain aspects of the accounting by a company for arrangements under which it will perform multiple revenue-generating activities. EITF Issue No. 00-21 addresses when and how an arrangement involving multiple deliverables should be divided into separate units of accounting. EITF Issue No. 00-21 provides guidance with respect to the effect of certain customer rights due to company nonperformance on the recognition of revenue allocated to delivered units of accounting. EITF Issue No. 00-21 also addresses the impact on the measurement and/or allocation of arrangement consideration of customer cancellation provisions and consideration that varies as a result of future actions of the customer or the company. Finally, EITF Issue No. 00-21 provides guidance with respect to the recognition of the cost of certain deliverables that are excluded from the revenue accounting for an arrangement. The adoption of EITF Issue No. 00-21 did not have a significant impact on the Company’s financial statements.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which addresses accounting for restructuring, discontinued operation, plant closing or other exit or disposal activity. SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No. 146 did not have a significant impact on the Company’s financial statements.

The Company accounts for stock-based compensation awards issued to employees using the intrinsic value measurement provisions of APB 25. Accordingly, no compensation expense has been recorded for stock options

RACKABLE SYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS

(INFORMATION AS OF MARCH 31, 2005 AND FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2004 IS UNAUDITED)

granted with exercise prices greater than or equal to the fair value of the underlying common stock at the option grant date. On December 16, 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment (SFAS 123R). SFAS 123R eliminates the alternative of applying the intrinsic value measurement provisions of APB 25 to stock compensation awards issued to employees. Rather, the new standard requires enterprises to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

The Company has not yet quantified the effects of the adoption of SFAS 123R, but it is expected that the new standard may result in significant stock-based compensation expense. The pro forma effects on net income (loss) and net income (loss) per share if the Company had applied the fair value recognition provisions of original SFAS 123 on stock compensation awards (rather than applying the intrinsic value measurement provisions of APB 25) are in Stock Based Compensation above. Although such pro forma effects of applying original SFAS 123 may be indicative of the effects of adopting SFAS 123R, the provisions of these two statements differ in some important respects. The actual effects of adopting SFAS 123R will be dependent on numerous factors including, but not limited to, the valuation model chosen by the Company to value stock-based awards; the assumed award forfeiture rate; the accounting policies adopted concerning the method of recognizing the fair value of awards over the requisite service period; and the transition method (as described below) chosen for adopting SFAS 123R.

SFAS 123R will be effective for the Company’s fiscal quarter beginning January 1, 2006 and requires the use of the Modified Prospective Application Method. Under this method SFAS 123R is applied to new awards and to awards modified, repurchased, or cancelled after the effective date. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered (such as unvested options) that are outstanding as of the date of adoption shall be recognized as the remaining requisite services are rendered. The compensation cost relating to unvested awards at the date of adoption shall be based on the grant-date fair value of those awards as calculated for pro forma disclosures under the original SFAS 123. In addition, companies may use the Modified Retrospective Application Method. This method may be applied to all prior years for which the original SFAS 123 was effective or only to prior interim periods in the year of initial adoption. If the Modified Retrospective Application Method is applied, financial statements for prior periods shall be adjusted to give effect to the fair-value-based method of accounting for awards on a consistent basis with the pro forma disclosures required for those periods under the original SFAS 123.

Reclassifications—Certain amounts in the prior year financial statements have been reclassified to conform with the 2005 presentation.

RACKABLE SYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS

(INFORMATION AS OF MARCH 31, 2005 AND FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2004 IS UNAUDITED)

3. ASSET PURCHASE

At the close of business on December 22, 2002 the Company acquired substantially all of the assets and liabilities of Old Rackable, in a transaction accounted for using the purchase method of accounting. Rackable Systems acquired Old Rackable to enter the market for high-density compute servers and high-capacity storage systems. The purchase consideration was allocated to the assets acquired and liabilities assumed based on their respective fair values, as follows (in thousands):

Cash	$437
Other current assets	4,400
Equipment	151
Investment	559
Other noncurrent assets	79
Goodwill	781
Intangible assets:
Patents	4,392
Tradename	3,487
Customer list	2,791
Customer backlog	156
Deferred tax liability	(1,442)
Other assumed liabilities	(2,451)

Total purchase consideration	$13,340

The determination of the estimated fair value of the intangible assets acquired required management to make significant estimates and assumptions, including, but not limited to: future expected cash flows from customer backlog and existing customers, acquired patents, the tradename and the market position of the acquired products and assumptions about the period of time the tradename will continue to be used in Rackable Systems’ product portfolio.

Total consideration of approximately $13,340,000 was comprised of $12,000,000 in cash, plus 3,250,648 shares of common stock with an estimated fair value of approximately $1,340,000, net of 1,532,682 shares subject to repurchase (see further discussion below). As part of the asset purchase arrangement, Rackable Systems entered into a warrant agreement with Old Rackable, whereby Rackable Systems would issue up to four warrants to Old Rackable, for each of four graduated investment target levels realized, as defined, by the principal investor in the preferred stock of the Company subsequent to the acquisition. The number of common shares represented by each warrant ranged from .5% to 1.75% of the Company’s outstanding common stock on a fully-diluted, as-converted basis, as of the closing date of the acquisition, up to an aggregate of 4.25% depending on the investment target levels achieved. The exercise price for each warrant was to be set at the date the investment targets were achieved. No value was ascribed to the warrants at the date of the acquisition given the uncertainty as to whether the investment targets could be achieved and the absence of an exercise price until the targets were achieved. In December 2004, the warrants were repurchased by the Company in exchange for a note payable in the principal of $3,000,000, of which approximately $2,040,000 was recorded as goodwill and the remaining $960,000 recorded to general and administrative expense in the quarter ended December 31, 2004 (see Note 11).

RACKABLE SYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS

(INFORMATION AS OF MARCH 31, 2005 AND FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2004 IS UNAUDITED)

Under the terms of the asset purchase agreement, the Company has the right to repurchase up to 33% of the aggregate common stock issuable to the founders of Old Rackable, including shares to be issued under warrant arrangements, subject to their continuous employment for the period of one year from the purchase transaction date. Under the provisions of EITF 95-8, Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination, the Company has accounted for the portion of the issued common stock subject to repurchase, totaling 1,532,682 shares, as a deferred compensation charge in the amount of approximately $669,000 (based on the aggregate fair value of the common shares at the acquisition date), to be expensed over the required one year service period. Such compensation expense, which was recorded to general and administrative expense, totaled approximately $16,000 for the period from December 23, 2002 to December 31, 2002, and $653,000 for the year ended December 31, 2003.

The tax basis of the intangible assets acquired totaled approximately $7,200,000, to be amortized on a straight-line basis over 15 years.

4. INVENTORIES

Inventories consist of the following (in thousands):

	December 31,		March 31, 2005
	2003	2004
			(Unaudited)
Finished goods	$478	$867	$1,168
Evaluation units, net	472	776	1,592
Work in process	2,187	2,243	3,584
Raw materials	4,063	12,331	14,685
Reserves	(569)	(781)	(1,568)

Total inventories	$6,631	$15,436	$19,461

5. PROPERTY AND EQUIPMENT

Property and equipment consist of the following (in thousands):

	December 31,		March 31, 2005
	2003	2004
			(Unaudited)
Leasehold improvements	$56	$349	$360
Manufacturing equipment	64	329	332
Furniture and fixtures	44	291	306
Computer equipment	515	873	957
Vehicles	14	14	87

	693	1,856	2,042
Less accumulated depreciation and amortization	(172)	(444)	(575)

Property and equipment, net	$521	$1,412	$1,467

RACKABLE SYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS

(INFORMATION AS OF MARCH 31, 2005 AND FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2004 IS UNAUDITED)

6. INVESTMENT

In November 2000, Old Rackable received 42,688 shares of Series C preferred stock in Google, Inc. (as adjusted for stock-splits) valued at $99,997 in exchange for accounts receivable from the customer. Old Rackable accounted for such investment under the cost method.

In connection with the acquisition of Old Rackable (see Note 3), management estimated the investment in Google, Inc. to have a fair market value of approximately $559,000 at December 22, 2002. The carrying amount of the investment was increased to this amount at the acquisition date in connection with the allocation of the purchase consideration for the acquisition. In determining the estimated fair market value, management used the weighted average reassessed value per share of Google’s common stock for the first quarter of 2003, as disclosed in Google’s registration statement filed with the Securities and Exchange Commission in 2004. The adjusted carrying amount of the investment continued to be accounted for under the cost method.

In August 2004 the Company sold all of the Google shares and received net proceeds of approximately $3,527,000. A realized gain on the sale of the Google shares of approximately $2,968,000 is included in other income (expense) for the year ended December 31, 2004.

7. INTANGIBLE ASSETS

Intangible assets consist of the following (in thousands):

	December 31,		March 31, 2005
	2003	2004
			(Unaudited)
Intangible assets subject to amortization:
Patents	$4,538	$4,606	$4,609
Customer list	2,791	2,791	2,791
Customer backlog	156	156	156

	7,485	7,553	7,557
Accumulated amortization	(1,637)	(3,108)	(3,478)

Amortized intangible assets, net	5,848	4,445	4,078

Intangible assets not subject to amortization:
Goodwill	781	2,821	2,821
Tradename	3,487	3,487	3,487

	4,268	6,308	6,308

Total intangible assets, net	$10,116	$10,753	$10,386

Amortization expense for patents, customer list and customer backlog was as follows (in thousands):

	Period from December 23, 2002 to December 31, 2002	Year Ended December 31,		Three Months Ended March 31,
		2003	2004	2004	2005
				(Unaudited)
Patents	$22	$886	$912	$225	$230
Customer list	15	558	559	139	140
Customer backlog	100	56	—	—	—

Total	$137	$1,500	$1,471	$364	$370

RACKABLE SYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS

(INFORMATION AS OF MARCH 31, 2005 AND FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2004 IS UNAUDITED)

Estimated amortization expenses are as follows (in thousands):

Nine months ending December 31, 2005	$1,108
Year ending December 31, 2006	$1,478
Year ending December 31, 2007	$1,439
Year ending December 31, 2008	$34
Year ending December 31, 2009	$6

8. ACCRUED EXPENSES

Accrued expenses consist of the following (in thousands):

	December 31,		March 31, 2005
	2003	2004
			(Unaudited)
Accrued commission	$268	$1,094	$693
Accrued payroll and related expenses	394	920	914
Accrued warranty	79	550	701
Other accrued expenses	213	705	634

Total accrued expenses	$954	$3,269	$2,942

9. SIGNIFICANT RESERVES

A summary of the activity in the reserves relating to doubtful accounts receivable and sales returns is as follows (in thousands):

	Beginning Balance	Additions	Reductions	Ending Balance
Accounts Receivable Reserve

Year ended September 30, 2002 (Old Rackable)	$—	$—	$—	$—
October 1, 2002 to December 22, 2002 (Old Rackable)	—	—	—	—
December 23, 2002 to December 31, 2002	—	—	—	—
Year ended December 31, 2003	—	30	(30)	—
Year ended December 31, 2004	—	161	(9)	152
Three months ended March 31, 2005	152	6	—	158

Sales Return Reserve

Year ended September 30, 2002 (Old Rackable)	—	—	—	—
October 1, 2002 to December 22, 2002 (Old Rackable)	—	64	—	64
December 23, 2002 to December 31, 2002	64	—	(5)	59
Year ended December 31, 2003	59	35	(12)	82
Year ended December 31, 2004	82	46	(70)	58
Three months ended March 31, 2005	58	60	(28)	90

RACKABLE SYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS

(INFORMATION AS OF MARCH 31, 2005 AND FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2004 IS UNAUDITED)

10. BORROWINGS UNDER LINE OF CREDIT

The Company has a line of credit agreement with a bank, as amended in March and April 2005, that provides for borrowings not to exceed the lesser of $15,000,000 (subsequently increased to $20,000,000 in March 2005 and to $25,000,000 in April 2005) or the sum of 80% of eligible accounts receivable and loans from the bank in the aggregate principal amount of $6,000,000 (subsequently increased to $8,000,000 in March 2005), provided that such loans shall only be available as long as the Company maintains profitability in each of the two preceding fiscal quarters, as adjusted by removing the impact of charges related to embedded derivatives and amortization of deferred compensation. The line of credit agreement matures on June 30, 2005 with respect to $5,000,000 and the remaining $20,000,000 matures on August 31, 2005 and provides an aggregate sub-limit of $3,000,000 for letters of credit, cash management services and reserves, as defined, and foreign exchange contracts. Borrowings under the line of credit bear interest at prime plus 1.00% (6.25% at December 31, 2004) and are secured by substantially all of the Company’s assets, including intellectual property rights. The line of credit agreement contains financial covenants that specify minimum profitability and tangible net worth requirements. Borrowings under the line of credit totaled $14,061,000 at December 31, 2004 and $19,523,000 at March 31, 2005 (none at December 31, 2003). There was $342,000 available for borrowings under the line of credit at March 31, 2005.

11. NOTES PAYABLE TO RELATED PARTIES

On December 31, 2004, the Company repurchased the warrant that was issued to Old Rackable in December 2002 (see Note 3) by assigning a percentage interest in the warrant to each of the former stockholders of Old Rackable (of which approximately 96% was allocated to the three founders of Old Rackable who continued their employment with the Company subsequent to the acquisition) and entering into a promissory note arrangement with each of the former stockholders for an aggregate principal amount of $3,000,000. The notes bear interest at 2.48% per annum, compounded annually. In the event an initial public offering is effective within 24 months following the date of the notes, 50% of the outstanding principal shall be due and payable in full upon the initial public offering, and the remaining 50% of the outstanding principal plus accrued and unpaid interest shall be due and payable in full upon the earlier to occur of (i) the first secondary offering of the Company’s common stock or (ii) 18 months following the effective date of the initial public offering. In the event no initial public offering is effective within 24 months following the date of the notes, 100% of the outstanding principal plus accrued and unpaid interest shall be due and payable in full on December 31, 2006. As discussed in Note 3, under the terms of the asset purchase agreement, the Company had the right to repurchase up to 33% of the aggregate common stock issuable to the founders of Old Rackable, including shares to be issued under warrant arrangements, subject to their continuous employment for the period of one year from the purchase transaction date. Consequently, under the provisions of EITF 95-8, Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination, the Company has accounted for 33% of the repurchase price for the founders’ portion of the warrant, or approximately $960,000, through a charge to general and administrative expense during the quarter ended December 31, 2004, with the remaining $2,040,000 recorded as an addition to goodwill.

12. COMMITMENTS AND CONTINGENCIES

Operating Leases—The Company leases its operating facility under an operating lease, which expires on June 30, 2009. According to the terms of the lease, the Company is responsible for its proportionate share of maintenance, taxes and insurance expenses.

RACKABLE SYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS

(INFORMATION AS OF MARCH 31, 2005 AND FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2004 IS UNAUDITED)

Future minimum lease payments under operating leases are as follows (in thousands):

Nine months ended December 31, 2005	$340
Year ending December 31, 2006	437
Year ending December 31, 2007	421
Year ending December 31, 2008	434
Year ending December 31, 2009	220

Total	$1,852

Total rent expense for the year ended September 30, 2002, the period from October 1, 2002 to December 22, 2002 (Old Rackable), the years ended December 31, 2003 and 2004 and the three months ended March 31, 2005 was $331,796, $75,154, $280,048, $372,981 and $128,576, respectively (none for the period from December 23, 2002 to December 31, 2002).

Purchase Commitments—In connection with an agreement with one of its suppliers, the Company has agreed to purchase a minimum of 5,000 units of remote management cards annually for three years, through 2006. As of March 31, 2005, the approximate remaining minimum commitment was $63,000 for the nine months ending December 31, 2005 and $155,000 for the year ending December 31, 2006.

Pursuant to a September 2003 agreement with Yahoo!, the Company agreed to spend $250,000 in marketing with Yahoo! over an 18 month period in the event that Yahoo! purchased a minimum of $14,000,000 of products from the Company during the first twelve months of the arrangement. Yahoo! subsequently met this purchase amount. The agreement was subsequently extended an additional six months to cover a 24 month period. As of December 31, 2004, no amounts have been paid to Yahoo! pursuant to this agreement. Management anticipates that the marketing expenditures to Yahoo! will be incurred in 2005 and recorded to expense at that time, given that the Company will receive an identifiable benefit in exchange for the marketing expenditures and that the fair value of the benefit received in exchange for the expenditures can be readily determined.

Indemnification Agreements—The Company enters into standard indemnification agreements with its customers and certain other business partners in the ordinary course of business. These agreements include provisions for indemnifying the customer against any claim brought by a third party to the extent any such claim alleges that the Company’s product infringes a patent, copyright or trademark, or misappropriates a trade secret, of that third party. The agreements generally limit the scope of the available remedies in a variety of industry- standard methods, including but not limited to product usage and geography-based limitations, a right to control the defense or settlement of any claim, and a right to replace or modify the infringing products to make them non-infringing. The Company has not incurred significant expenses related to these indemnification agreements and no material claims for such indemnifications are outstanding as of December 31, 2004. As a result, the Company believes the estimated fair value of these indemnification agreements, if any, to be de minimus; accordingly, no liability has been recorded with respect to such indemnifications as of December 31, 2004.

General—From time to time, the Company is party to certain other claims and legal proceedings that arise in the course of business. There are no such matters at December 31, 2004 which, in the opinion of management, will have a material adverse effect on the Company’s financial position or results of operations.

RACKABLE SYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS

(INFORMATION AS OF MARCH 31, 2005 AND FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2004 IS UNAUDITED)

13. MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK

On December 23, 2002 in connection with the asset purchase of Old Rackable, the Company issued 20,000,000 shares of Series A mandatorily redeemable convertible preferred stock (Series A) for an aggregate purchase price of $20,000,000.

On February 13, 2003 the Company issued an additional 1,000,000 shares of Series A for an aggregate purchase price of $1,000,000.

Dividends—The holders of Series A shall be entitled to receive dividends, when and if declared by the Board of Directors, out of funds legally available prior and in preference to any declaration or payment of any dividend on any other series or class of capital stock. Dividends on each share of Series A accrue on a daily basis (assuming a 365-day year) at the rate of 10% per annum on the sum of the Liquidation Value, defined as $1.00 per share with respect to Series A and Series B mandatorily redeemable convertible preferred stock thereof plus all accumulated or accrued and unpaid dividends. Such dividends accrue whether or not they have been declared and whether or not there are legally available funds, and are cumulative such that all accrued and unpaid dividends shall be fully paid upon liquidation or dissolution. To the extent not paid on the last day of December, March, June and September of each year beginning December 31, 2002, all dividends which have been accrued on each share of Series A outstanding during the quarterly period there ending shall be accumulated. Additionally, if the Company declares a dividend on common stock the holders of Series A will be entitled to a proportionate share of the dividend based on the number of common shares that will be held upon conversion.

Immediately upon issuance, the Company recorded accretion of approximately $4,559,000, to the face amount of $19,200,000, for 19,200,000 of the 20,000,000 shares of Series A issued on December 23, 2002. The initial carrying value used to determine the accretion at December 23, 2002 was net of financing costs of approximately $668,000, and the bifurcated fair value of embedded derivatives, totaling approximately $3,891,000 (see Note 14). A total of 800,000 shares of Series A issued on December 23, 2002 were to company executives, subject to separate accounting treatment discussed in Note 15.

Immediately upon issuance, the Company recorded accretion of approximately $422,000, to the face amount of $1,000,000, for the 1,000,000 shares of Series A issued on February 13, 2003. The initial carrying value used to determine the accretion at February 13, 2003 was net of financing costs of approximately $10,000, and the bifurcated fair value of embedded derivatives, totaling approximately $412,000 (Note 14).

Conversion—Each share of Series A shall convert automatically into a Conversion Unit (consisting of one share of Series B redeemable convertible preferred stock and 0.467 shares of common stock) on the date specified by written consent or agreement of the holders of a majority of the then outstanding shares of Series A. The common stock portions of the Conversion Units are subject to anti-dilution protection in the event of stock-splits or stock dividends. Such conversion can also occur at the option of the holders.

Voting Rights—Each share of Series A shall entitle the holder thereof to cast the number of votes per share as is equal to the number of votes that such holder would be entitled to cast assuming that such shares of Series A had been converted.

RACKABLE SYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS

(INFORMATION AS OF MARCH 31, 2005 AND FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2004 IS UNAUDITED)

Redemption—Automatic redemption for cash will occur at the earlier of December 20, 2009 or immediately prior to a sale of the Company or an initial public offering. The Company may at any time redeem the Series A. The redemption amount per share of Series A then outstanding shall equal the sum of:

(a) the greater of (i) the face value (plus any accumulated or accrued but unpaid dividends thereon) or (ii) product of the face value multiplied by 1.25, and

(b) the fair value of the number of shares of common stock the holder of the shares of Series A would be entitled to receive upon conversion of such shares. This portion of the redemption amount may be settled in cash or common stock at the option of the holder. In February 2005, Rackable Investment LLC gave up its right to take cash in lieu of common stock upon redemption of the Series A preferred stock held by it (see Note 22).

Liquidation—In the event of a liquidation, dissolution or winding-up of the Company (including a change in control) the holders of Series A will be entitled to a distribution equal to the greater of (a) the face value plus accrued but unpaid dividends or (b) the face value multiplied by 1.25 prior to any distributions to common stockholders.

Tax Structure—The structure of the Series A and B preferred stock is designed to comply with Section 305 of the Internal Revenue Service code, which provides the general rule that a shareholder’s gross income does not include the amount of any distribution of stock by a corporation to the shareholder with respect to its stock.

Series B Preferred Stock—The terms of the Company’s Series B preferred stock are the same as the Series A with the following exceptions:

(a) Series B has no voting rights;

(b) Series B is not convertible;

(c) Series B is redeemable at the greater of (i) the face value (plus any accumulated or accrued but unpaid dividends thereon) or (ii) product of the face value multiplied by 1.25; and

(d) Series B stockholders do not participate in dividends with common stockholders.

Adoption of SFAS No. 150—Effective July 1, 2003, upon the adoption of SFAS No. 150, the Company reclassified the aggregate carrying value of Series A at that date, totaling approximately $21,400,000, net of deferred compensation of $1,839,000 associated with the 800,000 shares of Series A issued to the two Company executives, to long-term liabilities. Subsequent to the adoption of SFAS No. 150, for the years ended December 31, 2003 and 2004 and the three months ended March 31, 2004 and 2005, the Company recorded accretion for preferred stock dividends of approximately $1,088,000, $2,388,000, $565,000 and $597,000, respectively, which is included as a component of interest expense in the Statements of Operations.

Preferred Stock Conversion and Repurchase—On September 30, 2004, the holder of the Series A converted 1,680,000 shares of Series A into Conversion Units, resulting in the issuance of 1,680,000 shares of Series B preferred stock and 784,000 shares of common stock. In October 2004 the Company repurchased the Series B preferred stock for $2,100,000 in cash, which equaled the Series B preferred stock redemption price, as defined in the Company’s Amended and Restated Certificate of Incorporation. As discussed in Note 14, the common stock portion of the Conversion Unit is considered an embedded derivative which is bifurcated and accounted for separately at fair value. At the conversion date of the 1,680,000 shares of Series A into Conversion Units, the

RACKABLE SYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS

(INFORMATION AS OF MARCH 31, 2005 AND FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2004 IS UNAUDITED)

carrying amount of the Series A was accreted to the full redemption amount of the Series B into which it converted, resulting in an incremental charge to interest expense of approximately $91,000. In addition, the aggregate fair value of the embedded derivative associated with the common stock portion of the Conversion Units, totaling approximately $8,318,000 was reclassified from embedded derivative in preferred stock to common stock and additional paid in capital (approximately $1,000 and $8,317,000, respectively).

14. EMBEDDED DERIVATIVES IN PREFERRED STOCK

The Series A redemption feature that provides for settlement of the common stock portion of the Conversion Unit in cash at the option of the holder effectively provides the holder of Series A with a call option that is considered an embedded call option derivative under SFAS No. 133. Consequently, the common stock portion of the Conversion Unit must be bifurcated and accounted for separately. On December 23, 2002 (first issuance date), the fair value of the embedded call option was approximately $3,763,000, recorded as a liability at the date of issuance, reducing the recorded value of Series A. On February 13, 2003 (second issuance date), the fair value of the embedded call option was approximately $412,000, recorded as a liability at the second issuance date, reducing the recorded value of the second issuance of Series A. In accordance with the provisions of SFAS No. 133, the Company is required to adjust the carrying value of such embedded call option to fair value at each reporting date and recognize the change in fair value in the Statement of Operations. As a result, during the period from December 23, 2002 to December 31, 2002, and the years ended December 31, 2003 and 2004 and for the three months ended March 31, 2004 and 2005, the Company recognized expense of approximately $1,211,000, $51,443,000, $12,888,000, $51,328,000 and $4,205,000, respectively, recorded as a component of changes in fair value of embedded derivatives in preferred stock in the Statements of Operations. At December 31, 2003 and 2004, the estimated fair value of the embedded call option was approximately $56,829,000 and $103,627,000, respectively. In February 2005, Rackable Investment LLC relinquished its option to receive cash in lieu of common stock upon redemption of the Series A preferred stock held by it (See Note 22). As a result, because the common stock portion of the conversion unit can only be settled in common stock, the carrying amount of the embedded call option as of the date of the rescission of the right to take cash ($107,831,000) was reclassified from liabilities to additional paid-in capital.

The Series A redemption feature that provides for redemption at the greater of (i) the face value (plus any accumulated or accrued but unpaid dividends thereon) or (ii) product of the face value multiplied by 1.25 effectively provides the holders of the Series A with a put option that is considered an embedded derivative under SFAS No. 133. Consequently the embedded put option must be bifurcated and accounted for separately. On December 23, 2002 (first issuance date), the fair value of the embedded put option was $128,000, recorded as a liability at the date of issuance, reducing the recorded value of the Series A. On February 13, 2003 (second issuance date), the fair value of the embedded derivative was insignificant. In accordance with the provisions of SFAS No. 133, the Company is required to adjust the carrying value of the embedded put option to fair value at each reporting date and recognize the change in fair value in the Statement of Operations. At December 31, 2003 and 2004 and March 31, 2005, the estimated fair value of the put option in the Series A was approximately $73,000, $12,000 and none, respectively. As a result, during the years ended December 31, 2003 and 2004 and for the three months ended March 31, 2005, the Company recognized income of approximately $55,000, $61,000 and $12,000, respectively (none for the period from December 23, 2002 to December 31, 2002), recorded as a component of changes in fair value of embedded derivatives in preferred stock in the Statements of Operations.

RACKABLE SYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS

(INFORMATION AS OF MARCH 31, 2005 AND FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2004 IS UNAUDITED)

15. DEFERRED STOCK-BASED COMPENSATION ON PREFERRED STOCK

Deferred stock-based compensation on preferred stock consists of the following (in thousands):

	December 31,		March 31, 2005
	2003	2004
			(Unaudited)
Notes and accrued interest receivable from executives	$826	$—	$—
Deferred compensation payable	(825)	—	—
Deferred stock-based compensation on preferred stock, net of amortization	2,790	—	—

Total	$2,791	$—	$—

Notes Receivable from Company Executives—In connection with the acquisition of Old Rackable on December 23, 2002, the Company issued two company executives a total of 800,000 shares of Series A, with an aggregate fair value of $800,000, in exchange for promissory notes payable in full on the earlier of December 20, 2011, including any accrued interest (at 3.31%, compounded annually), or the occurrence of a public offering or sale of the Company. These notes were 50% recourse and 50% nonrecourse, secured by a pledge of Series A. The carrying amount of the notes receivable and accrued interest, recorded as a component of deferred compensation on preferred stock in the accompanying balance sheet, totaled approximately $826,000, $0 and $0 at December 31, 2003 and 2004 and March 31, 2005, respectively. As discussed below, the two company executives repaid the notes and accrued interest in October 2004.

Deferred Compensation Payable—In connection with these notes receivable, the Company entered into deferred compensation agreements with both executives on December 23, 2002. In consideration for services provided, the Company was obligated to pay these executives a lump sum amount of $800,000, upon the consummation of a public offering or sale of the Company. This lump-sum was to be increased by $25,000 per year for three years. If a sale or public offering was not consummated prior to the due date of the notes the deferred compensation balance was payable upon maturity of the notes. The liability associated with the deferred compensation arrangement totaled $825,000, $0 and $0 at December 31, 2003, and 2004 and March 31, 2005, respectively, and is recorded in the accompanying balance sheet as a reduction of deferred stock-based compensation on preferred stock. As discussed below, in September 2004, the Company satisfied the deferred compensation liability through a lump-sum payment of $850,000 to the two executives.

Deferred Stock-Based Compensation on Preferred Stock—Since the notes receivable from the Company executives were not full recourse and were effectively repaid through the deferred compensation arrangements, the Company accounted for the Series A stock issuance, promissory notes, and deferred compensation arrangements as the issuance of stock options to the executives. The difference between the outstanding balance including accrued interest and the amount payable under the deferred compensation arrangement was treated as the option’s exercise price. Since this difference increased over the life of the promissory notes, the option’s exercise price was unknown. Accordingly, the Company followed variable accounting for the stock option by remeasuring the fair value of such award, based on the increase in fair value of the Series A, until the notes receivable were repaid. The cumulative increase in fair value of approximately $3,956,000 was recorded through an increase to the carrying amount of Series A with an offsetting increase to deferred stock-based compensation on preferred stock. The initial deferred compensation amount of $800,000, coupled with the increase of fair value of $3,956,000 on the 800,000 shares of Series A, are amortized, on a straight-line basis, over the nine-year term of the notes receivable, through a charge to general and administrative expenses. As a result, during the years

RACKABLE SYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS

(INFORMATION AS OF MARCH 31, 2005 AND FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2004 IS UNAUDITED)

ended December 31, 2003 and 2004 and three months ended March 31, 2004 and 2005, the Company recognized approximately $268,000, $439,000, $123,000 and $0, respectively (none during the period from December 23, 2002 to December 31, 2002), as a compensation charge to general and administrative expense in the Statements of Operations.

On September 30, 2004, the Company amended its deferred compensation agreement with the two Company executives and satisfied its deferred compensation liability through a lump-sum payment of $850,000 to the two executives. The two executives subsequently repaid the entire outstanding notes receivable balance, including accrued interest, totaling approximately $847,000, in October 2004. As these events effectively resulted in the exercise of the options, variable accounting ceased upon the payment of the deferred compensation to the two executives. Consequently, the unamortized deferred stock-based compensation balance on preferred stock of approximately $4,049,000 as of September 30, 2004 was charged to general and administrative expense during the quarter then ended. The exercise of these options resulted in the issuance of the Series A preferred stock. As discussed in Note 14, the conversion feature embedded in the preferred stock should be accounted for separately. Accordingly, the fair value of the embedded call option derivative in the 800,000 shares of Series A preferred stock at September 30, 2004, totaling $3,789,000, was bifurcated from the carrying amount of the preferred stock at that date and accounted for separately as a liability. The fair value of the embedded put option derivative in the 800,000 shares of Series A preferred stock was insignificant.

16. STOCKHOLDERS’ EQUITY (DEFICIT)

Members’ Capital—Old Rackable was a Limited Liability Corporation (“LLC”) from October 20, 1999 (inception) to December 1, 2000, when its net assets were exchanged for common stock of Old Rackable.

Common Stock—On December 23, 2002, the Company issued 4,783,330 shares of common stock to Old Rackable’s stockholders, of which 1,532,682 shares are subject to the Company’s repurchase (see Note 3).

The Company has reserved the following shares of authorized but unissued common stock as of March 31, 2005:

Series A redeemable convertible preferred stock	9,015,999
Options available for grant under stock option plans	6,564
Options issued and outstanding under stock option plans	2,638,635

Total	11,661,198

17. STOCK BASED COMPENSATION

Stock Option Plan—During the fiscal year ended September 30, 2001, Old Rackable adopted the 2001 Stock Option Plan (the “2001 Plan”) which allows Old Rackable to grant up to 1,500,000 incentive or nonstatutory stock options to key employees, directors and consultants. Options may be granted at not less than the fair market value for incentive stock options and for nonstatutory stock options at the date of grant as determined by the Board of Directors. The options generally expire five to ten years from the date of grant. Incentive stock options and nonstatutory options generally vest at a rate of 20% per year over five years from the date the option is granted.

RACKABLE SYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS

(INFORMATION AS OF MARCH 31, 2005 AND FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2004 IS UNAUDITED)

In connection with the acquisition of Old Rackable in December 2002, all outstanding stock options under the 2001 Plan were cancelled. In December of 2002, the Company adopted the 2002 Stock Option Plan (the “2002 Plan”) which allows the Company to grant up to 2,083,333 incentive or nonstatutory stock options to key employees, directors and consultants. Options may be granted at not less than the fair market value for incentive stock options and for nonstatutory stock options at the date of grant as determined by the Board of Directors. The options generally expire five to ten years from the date of grant. Incentive stock options and nonstatutory options generally vest at a rate of 20% per year over five years from the date the option is granted. During the years ended December 31, 2003 and 2004 and the three months ended March 31, 2005 the number of stock options authorized for issuance under the 2002 Plan was increased by 216,666, 206,666 and 140,000, respectively.

A summary of stock option activity under the 2001 Plan and 2002 Plan is as follows:

	Shares Available for Future Grants	Outstanding Options
		Shares	Weighted Average Exercise Price
Balance at September 30, 2001 (Old Rackable)	1,009,496	490,504	$0.36
Options granted (weighted average fair value of $0.28 per share)	(227,657)	227,657	$0.36
Options exercised	—	—	—
Options canceled	465,633	(465,633)	$0.36

Balance at September 30, 2002 (Old Rackable)	1,247,472	252,528	$0.36
Options granted	—	—	—
Options exercised	—	(232,928)	$0.36
Options canceled	19,600	(19,600)	$0.36

Balance at December 22, 2002 (Old Rackable)	1,267,072	—	$—

Shares authorized for grant—2002 Plan	2,083,333	—	—
Options granted (weighted average fair value of $0.26 per share)	(1,666,666)	1,666,666	$1.29
Options exercised	—	—	—
Options canceled	—	—	—

Balance at December 31, 2002	416,667	1,666,666	$1.29
Additional shares authorized for grant—2002 Plan	216,666	—	—
Options granted (weighted average fair value of $1.76 per share)	(668,325)	668,325	$1.28
Options exercised	—	—	—
Options canceled	333,333	(333,333)	$1.57

Balance at December 31, 2003	298,341	2,001,658	$1.24
Additional shares authorized for grant—2002 Plan	206,666	—	—
Options granted (weighted average fair value of $7.44 per share)	(489,983)	489,983	$4.70
Options exercised	—	(1,466)	$0.71
Options canceled	37,200	(37,200)	$1.61

Balance at December 31, 2004	52,224	2,452,975	$1.92
Additional shares authorized for grant—2002 Plan	140,000	—	—
Options granted (weighted average fair value of $9.37 per share)	(192,326)	192,326	$9.62
Options exercised	—	—	—
Options canceled	6,666	(6,666)	$6.00

Balance at March 31, 2005	6,564	2,638,635	$2.47

RACKABLE SYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS

(INFORMATION AS OF MARCH 31, 2005 AND FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2004 IS UNAUDITED)

In connection with the stock options granted to employees under the 2002 Plan, the Company has recorded cumulative deferred stock-based compensation, net of cancellations, of $2,471,000, which represents the difference between the option exercise price and the deemed fair market value of the common stock determined for financial reporting purposes on the grant date. The deferred compensation will be recognized as an expense over the vesting period of the underlying stock options, generally five years. The Company recorded stock-based compensation expense associated with option grants for common stock of approximately $48,000, $289,000, $50,000 and $139,000 for the years ended December 31, 2003 and 2004 and the three months ended March 31, 2004 and 2005, respectively.

The following table summarizes information about the stock options outstanding under the 2002 Plan at March 31, 2005:

	Outstanding		Vested and Exercisable
Exercise Price	Number of Options	Weighted Average Remaining Contractual Life (In Years )	Number of Options Vested	Weighted Average Exercise Price
$ 0.71	1,153,330	7.74	517,665	$0.71
$ 1.13	129,998	8.39	39,444	$1.13
$ 1.50	124,661	8.71	32,982	$1.50
$ 2.14	666,666	7.73	300,000	$2.14
$ 4.50	93,662	9.05	8,777	$4.50
$ 6.00	324,658	9.62	5,555	$6.00
$ 7.50	3,333	9.78	—	$7.50
$ 9.75	2,000	9.83	—	$9.75
$10.88	140,327	9.96	—	$10.88

	2,638,635	8.21	904,423	$2.47

RACKABLE SYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS

(INFORMATION AS OF MARCH 31, 2005 AND FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2004 IS UNAUDITED)

18. INCOME TAXES

Rackable Systems accounts for income taxes using an asset and liability approach. Deferred income tax assets and liabilities result from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years. Valuation allowances are provided when necessary to reduce deferred tax assets to the amount expected to be realized. In fiscal 2002 and 2001, Old Rackable elected to be treated as an S Corporation. Earnings and losses for the LLC and S Corporation periods are included in the personal income tax returns of the stockholders, and its financial statements do not include a provision for income taxes, except for minimal current state liabilities. The income tax provisions for the period from December 23, 2002 to December 31, 2002, and the years ended December 31, 2003 and 2004, consisted of the following (in thousands):

	Period from December 23, 2002 to December 31, 2002	Year ended December 31,
		2003	2004
Current:
Federal	$—	$1,278	$3,205
State	1	354	748

Total	1	1,632	3,953

Deferred:
Federal	(34)	(849)	(839)
State	(9)	(235)	(120)

Total	(43)	(1,084)	(959)

Income tax expense (benefit)	$(42)	$548	$2,994

Significant components of the deferred tax assets and liabilities at December 31, 2002, 2003 and 2004 and March 31, 2005, were as follows (in thousands):

	December 31,			March 31, 2005
	2002	2003	2004
				(Unaudited)
Current deferred tax assets:
Allowances for receivables and inventories	$86	$544	$587	$876
State franchise taxes	—	—	271	283
Accrued vacation	22	42	115	142
Accrued compensation	50	157	256	261
Accrued warranty	19	32	18	23
Capitalized overhead related to inventory	49	160	370	467
Other	40	—	43	46

Total current deferred tax assets	266	935	1,660	2,098

Long-term deferred tax liabilities:
Intangible asset basis differential	(1,402)	(987)	(591)	(491)

Book basis in excess of tax basis of fixed assets	—	—	(162)	(205)

Total long-term, deferred tax liabilities	(1,402)	(987)	(753)	(696)

Net deferred tax asset (liability)	$(1,136)	$(52)	$907	$1,402

RACKABLE SYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS

(INFORMATION AS OF MARCH 31, 2005 AND FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2004 IS UNAUDITED)

The following table provides a reconciliation of statutory income tax rate for the period from December 23, 2002 to December 31, 2002, the years ended December 31, 2003 and 2004 and the three months ended March 31, 2004 and 2005:

	Period from December 23, 2002 to December 31, 2002	Year ended December 31,		Three months ended March 31,
		2003	2004	2004	2005
				(Unaudited)	(Unaudited)
Federal statutory rate benefit	(35)%	(35)%	(35)%	(35)%	(35)%
Change in fair value of embedded derivatives	32%	34%	34%	34%	36%
Deferred compensation	—	1%	4%	2%	1%
State franchise tax, net of federal tax benefit	—	—	1%	1%	1%
Preferred stock dividends recorded as interest expense	—	1%	2%	2%	5%

	(3)%	1%	6%	4%	8%

19. EMPLOYEE BENEFIT PLANS

Defined Contribution Plans—Effective October 1, 2000, Old Rackable established a defined contribution profit sharing plan (the “Plan”). Employees who are at least 21 years of age and complete one year of service are eligible to receive discretionary employer profit sharing contributions. Participant accounts become vested beginning after the second year of service at 20% per year. During the year ended September 30, 2002, Old Rackable recorded contributions to the Plan of $62,051.

Effective September 1, 2003, Rackable Systems established a 401(k) retirement plan covering substantially all employees. The plan provides for voluntary salary reduction contributions up to the maximum allowed under Internal Revenue Service rules ($13,000 for calendar year 2004). Rackable Systems can make annual contributions to the plan at the discretion of the Board of Directors. No contributions have been made by Rackable Systems for the periods presented.

Defined Benefit Plan— Old Rackable established a noncontributory defined benefit plan effective as of September 1, 2001. Benefits under the plan were determined as (i) the number of years of credited service, not to exceed twenty years, times $411 per month for stockholders who own 30% or more of the employer, and (ii) the number of years of credited service, not to exceed five years, times $50 per month as defined in the plan document for all other eligible participants. The Company made annual contributions to the plan that were within the range of the minimum funding requirements and the maximum deductible limitations established by the Employees Retirement Income Security Act of 1974.

In connection with the asset purchase by Rackable Systems, Old Rackable retained responsibility for any future liabilities arising from depreciation of plan assets. The plan was terminated subsequent to the acquisition of Old Rackable, whereupon all accrued benefits became 100% vested and were distributed to the plan participants. Benefit cost, employer contributions, and benefits paid by Old Rackable for the year ended September 30, 2002 were approximately $82,000, $110,000, and none, respectively. The fair value of the plan assets at September 30, 2002 was approximately $110,000 and the benefit obligation was approximately $86,000.

RACKABLE SYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS

(INFORMATION AS OF MARCH 31, 2005 AND FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2004 IS UNAUDITED)

20. ENTERPRISE AND RELATED GEOGRAPHIC INFORMATION

The Company is managed by its executive officers in Milpitas, California and has no long-lived assets outside of the United States. The Company operates in two reportable business segments: the design, developing and marketing of customized high-density compute servers and high-capacity storage systems. The Company’s chief operating decision maker is the CEO. Sales revenue from both domestic and international customers, and on a percentage basis by country (based on the address of the customer on the invoice) were as follows:

	Old Rackable
	Year Ended September 30, 2002	Period from October 1, 2002 to December 22, 2002	Period from December 23, 2002 to December 31, 2002	Year ended December 31,		Three months ended March 31,
				2003	2004	2004	2005
						(Unaudited)
	(In Thousands)
Domestic revenue	$20,101	$6,296	$717	$52,717	$106,360	$17,874	$30,236
International revenue	269	211	—	163	3,383	193	253

Total gross revenue	$20,370	$6,507	$717	$52,880	$109,743	$18,067	$30,489

Revenue by country:
United States	99%	97%	100%	100%	97%	99%	99%
Republic of China	—	—	—	—	1%	—	—
France	1%	3%	—	—	—	—	—
Other	—	—	—	—	2%	1%	1%

Total	100%	100%	100%	100%	100%	100%	100%

Subsequent to the acquisition of Old Rackable in December 2002, management commenced the tracking and monitoring of revenue by business segment. As such, sales revenue for the periods prior to January 1, 2003 is not reported. Sales revenue for the high-density compute server and high-capacity storage system segments for the years ended December 31, 2003 and 2004 and the three months ended March 31, 2004 and 2005 were as follows (in thousands):

	Year ended December 31,		Three Months Ended March 31,
	2003	2004	2004	2005
			(Unaudited)
Compute servers	$49,172	$102,441	$17,345	$28,709
Storage systems	3,708	7,302	722	1,780

Total gross revenue	$52,880	$109,743	$18,067	$30,489

Cost of revenue information by segment is not available. Accordingly, only revenue by segment is reported.

RACKABLE SYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS

(INFORMATION AS OF MARCH 31, 2005 AND FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2004 IS UNAUDITED)

21. NET INCOME (LOSS) PER SHARE

Basic and diluted net income (loss) attributable to common stockholders per share were calculated as follows (in thousands, except shares and per share data):

	Old Rackable
	Year Ended September 30, 2002	Period from October 1, 2002 to December 22, 2002	Period from December 23, 2002 to December 31, 2002	Year ended December 31,		Three Months Ended March 31,
				2003	2004	2004	2005
						(Unaudited)
Net income (loss) attributable to common stockholders	$1,004	$(319)	$(5,937)	$(54,111)	$(55,390)	$(13,911)	$(4,356)

Weighted average number of common shares—basic and diluted	10,635,659	10,635,659	3,250,654	3,250,654	4,847,680	4,783,336	5,205,699

Basic and diluted net income (loss) attributable to common stockholders per share	$0.09	$(0.03)	$(1.83)	$(16.64)	$(11.43)	$(2.91)	$(0.84)

For the period from December 23, 2002 to December 31, 2002, and the years ended December 31, 2003 and 2004, the Company had securities outstanding which could potentially dilute basic earnings per share in the future, but the incremental shares from the assumed exercise of these securities were excluded in the computation of diluted net loss per share, as their effect would have been anti-dilutive. The weighted average number of such outstanding securities consisted of the following:

	Period from December 23, 2002 to December 31, 2002	Year ended December 31,		Three Months Ended March 31,
		2003	2004	2004	2005
				(Unaudited)
Outstanding options	—	907,080	1,809,973	1,720,126	2,083,882
Assumed issuable shares of common stock upon redemption of preferred stock	9,333,333	9,745,022	9,736,342	9,800,000	9,015,999

Total	9,333,333	10,652,102	11,546,315	11,520,126	11,099,881

22. RELATED PARTY TRANSACTIONS

On December 23, 2002 the Company entered into an advisory agreement with its principal investor, Parthenon Capital, LLC (“Parthenon”), pursuant to which Parthenon agreed to provide management advisory services to the Company for a renewable five year term for a fee of $210,000 per annum, payable in quarterly installments of $52,500. In addition to the fees for management advisory services, the agreement stipulated certain closing and funding fees, as defined, in connection with services provided by Parthenon with respect to the structuring of the securities purchase agreement for the mandatorily redeemable preferred stock issued by the Company in December 2002. Such fees, which totaled approximately $335,000, including reimbursements for associated out of pocket, legal and other expenses, were paid to Parthenon in December 2002 and are included

RACKABLE SYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS

(INFORMATION AS OF MARCH 31, 2005 AND FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2004 IS UNAUDITED)

within the total issuance costs of $677,800 associated with the issuance of the preferred stock. Total fees and expenses paid to Parthenon in connection with management advisory services provided to the Company, recorded through a charge to general and administrative expenses, were approximately $13,000, $206,000, $788,000 (including a lump-sum payment of $630,000 discussed below) for the period from December 23, 2002 to December 31, 2002, and the years ended December 31, 2003, and 2004, respectively.

On September 28, 2004, the Company and Parthenon entered into a termination agreement whereby the management advisory service arrangement set forth in the advisory agreement was terminated in exchange for a lump-sum payment of $630,000, recorded through a charge to general and administrative expense for the nine month period ended September 30, 2004.

In fiscal 2002, Old Rackable recorded bonus expense to its three principal stockholders totaling $1,020,000, included within cost of revenue ($85,000), general and administrative expense ($340,000), sales and marketing expense ($170,000), and research and development expense ($425,000).

On June 1, 2002, Old Rackable entered into an agreement with Callero Partners, Inc. (“Callero”) whereby Callero provided various consulting services to Old Rackable, including the development of an operational plan, investor presentations, and assistance with negotiations for the sale of Old Rackable. Old Rackable paid Callero a total of $134,793, which was recorded through a charge to general and administrative expense for the period from October 1, 2002 to December 22, 2002. Immediately following the acquisition of Old Rackable on December 22, 2002, the two officers of Callero were hired by Rackable Systems to serve as President and Chief Executive Officer, and Executive Vice-President of Operations and Chief Financial Officer, respectively.

In February 2005, the Company entered into an agreement with Rackable Investment LLC, the Company’s controlling stockholder, in which Rackable Investment LLC gave up its right to take cash in lieu of common stock upon redemption of the Series A preferred stock held by it. In consideration for this, the Company agreed (1) not to take a number of corporate actions without Rackable Investment LLC’s consent, including pricing or consummating a contemplated initial public offering, (2) to amend the registration rights agreement between the Company and Rackable Investment LLC and the Company’s founders that provides Rackable Investment LLC with additional registration rights in the event of another offering, and (3) to amend the voting agreement with Rackable Investment LLC to clarify the provisions of that agreement. As a result, the carrying amount of the embedded derivative related to the common stock conversion unit of the Series A preferred stock was reclassified to additional paid-in capital in February 2005 (Note 14).

In February 2005, the Company repurchased a total of 816,083 shares of its common stock from the three founders of Old Rackable for approximately $6,000,000 in cash. Such shares had been issued to the three founders in connection with the purchase of Old Rackable in December 2002 and represented approximately 18% of the common stock in the Company held by the founders.

23. SUBSEQUENT EVENTS

Common Stock—In April 2005, Rackable Systems effected a 2-for-3 reverse stock split for its common stock and increased the number of authorized shares of common stock from 28,500,000 to 50,000,000 shares. All share and per share information for Rackable Systems in the accompanying financial statements have been adjusted to retroactively give effect to the reverse stock split.

RACKABLE SYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS

(INFORMATION AS OF MARCH 31, 2005 AND FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2004 IS UNAUDITED)

Equity Incentive, Stock Purchase, and Stock Option Plans

In January 2005 and April 2005, respectively, Rackable Systems’ Board of Directors adopted and its stockholders approved Rackable Systems’ 2005 Equity Incentive Plan, 2005 Non-Employee Directors’ Stock Option Plan and 2005 Employee Stock Purchase Plan. The aggregate number of shares of common stock initially authorized for grant under each plan is 1,551,291, 66,667, and 400,000 shares, respectively. The 2005 Equity Incentive Plan is the successor plan to the 2002 Stock Option Plan. Each plan becomes effective on the first day that Rackable Systems’ common stock is publicly traded and each plan contains a provision that automatically increases the number of shares of common stock reserved for issuance on January 1 of each year.

PROSPECTUS , 2005

6,250,000 Shares

Common Stock

Thomas Weisel Partners LLC

Piper Jaffray

RBC Capital Markets

Pacific Crest Securities

Neither we nor any of the underwriters have authorized anyone to provide information different from that contained in this prospectus. When you make a decision about whether to invest in our common stock, you should not rely upon any information other than the information in this prospectus. Neither the delivery of this prospectus nor the sale of our common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses paid or to be paid by us in connection with the sale of the shares of common stock being registered hereby. All amounts are estimates except for the SEC registration fee, the NASD filing fee and the Nasdaq National Market filing fee.

Amount to be Paid
SEC registration fee	$10,998
NASD filing fee	9,844
Nasdaq National Market filing fee	100,000
Printing and engraving expenses	150,000
Blue sky qualification fees and expenses	15,000
Accounting fees and expenses	597,000
Legal fees and expenses	923,000
Transfer agent and registrar fees	2,500
Miscellaneous expenses	6,658

Total	1,815,000

Item 14. Indemnification of Directors and Officers

Our amended and restated certificate of incorporation contains provisions permitted under Delaware law relating to the liability of directors. These provisions eliminate a director’s personal liability for monetary damages resulting from a breach of fiduciary duty, except in circumstances involving wrongful acts, such as:

•	any breach of the director’s duty of loyalty;

•	acts or omissions which involve a lack of good faith, intentional misconduct or a knowing violation of the law;

•	payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law; or

•	any transaction from which the director derives an improper personal benefit.

These provisions do not limit or eliminate our rights or any stockholder’s rights to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of director’s fiduciary duty. These provisions will not alter a director’s liability under federal securities laws.

As permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws require us to indemnify our directors and executive officers to the fullest extent not prohibited by the Delaware law. We may limit the extent of such indemnification by individual contracts with our directors and executive officers. Further, we may decline to indemnify any director or executive officer in connection with any proceeding initiated by such person or any proceeding by such person against us or our directors, officers, employees or other agents, unless such indemnification is expressly required to be made by law or the proceeding was authorized by our Board of Directors.

We have entered into indemnity agreements with each of our current and former directors and certain of our executive officers to give these directors and officers additional contractual assurances regarding the scope of the indemnification set forth in our amended and restated certificate of incorporation and bylaws and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

We have the power to indemnify our other officers, employees and other agents, as permitted by Delaware law, but we are not required to do so.

We maintain a directors’ and officers’ insurance and registrant reimbursement policy. The policy insures directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers and reimburses the registrant for those losses for which the registrant has lawfully indemnified the directors and officers. The policy contains various exclusions, none of which apply to this offering.

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification under certain circumstances by the underwriters of the Registrant and certain of its officers and directors for liabilities arising under the Securities Act of 1933, as amended, or otherwise.

At present, there is no pending litigation or proceeding involving any of our directors or officers where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

Reference is made to the following documents filed as exhibits to this registration statement regarding relevant indemnification provisions described above and elsewhere herein:

Exhibit Document	Number
Form of Underwriting Agreement	1.1
Amended and Restated Certificate of Incorporation	3.3
Amended and Restated Bylaws	3.6
Registration Agreement	10.2
Form of Indemnity Agreement	10.7

Item 15. Recent Sales of Unregistered Securities

The following list sets forth information regarding all securities sold by us since our incorporation through May 3, 2005:

(1) We sold an aggregate of 1,466 shares of our common stock in December 2004 to an employee for cash consideration in the aggregate amount of $1,048.30 upon the exercise of a stock option granted under its 2002 Stock Option Plan with an exercise price of $0.715 per share.

(2) We granted stock options and stock awards to approximately 75 employees, directors and consultants under its 2002 Stock Option Plan covering an aggregate of 3,017,300 shares of common stock, at exercise prices ranging from $.714 to $10.88 per share. Of these, options covering an aggregate of 377,199 were canceled without being exercised, and an aggregate of 1,466 shares were issued upon the exercise of stock options or issued in connection with stock awards granted, as set forth in (1) above.

(3) We issued 1,666 shares of common stock in December 2004 to a service provider in exchange for marketing consulting services rendered valued at approximately $18,000.

(4) Rackable Systems, Inc. was incorporated in December 2002 for the purpose of purchasing the assets of GNJ, Inc. (f.k.a. Rackable Systems, Inc.). In connection with the formation of Rackable Systems, Inc., on December 23, 2002 we issued 19,200,000 shares of our Series A preferred stock to Rackable Investments LLC, 516,667 shares of our Series A preferred stock to Thomas K. Barton and 283,333 shares of our Series A preferred stock to Todd R. Ford, for an aggregate purchase price of $20,000,000.

(5) In January 2005, we issued 666 shares of common stock to a service provider in exchange for marketing consulting services valued at $476 at the time the services were provided and 6,666 shares to an entity as consideration for the transfer of intellectual property rights valued at $49,130.

(6) In December, 2002, we issued 4,783,330 shares of common stock to GNJ, Inc. in connection with the purchase of the assets of GNJ, Inc. (formerly Rackable Systems, Inc.), for a total aggregate value of $2,009,001.

(7) In February 2003, we sold an aggregate of 1,000,000 shares of Series A preferred stock to Rackable Investments LLC, at $1.00 per share, for an aggregate purchase price of $1,000,000.

(8) In December 2004, we repurchased a warrant issuance obligation by entering into a promissory note arrangement with three of our executive officers for an aggregate principal amount of $3,000,000.

(9) In September 2004, we issued an aggregate of 784,000 shares of common stock and 1,680,000 shares of Series B preferred stock upon the voluntary conversion of 1,680,000 shares of Series A preferred stock by Rackable Investments LLC. The Registrant subsequently redeemed 1,680,000 shares of Series B preferred stock at $1.25 per share in October 2004.

We claimed exemption from registration under the Securities Act for the sales and issuances of securities in the transactions described in paragraphs 1 and 2 above by virtue of Section 4(2) of the Securities Act as transactions not involving any public offering or under Rule 701 promulgated under the Securities Act, in that they were offered and sold either pursuant to written compensatory plans or pursuant to a written contract relating to compensation, as provided by Rule 701.

We claimed exemption from registration under the Securities Act for the sales and issuances of securities in the transactions described in paragraphs 3, 4, 5, 6, 7, 8 and 9 by virtue of Section 4(2) of the Securities Act and/or Regulation D promulgated thereunder as transactions not involving any public offering. We claim these exemptions on the basis that the purchasers in each case represented their intention to acquire the securities for investment only and not with view to or the distribution thereof and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us made without general solicitation or advertising and each purchaser was a sophisticated investor with access to all relevant information necessary to evaluate the investment and represented to us that the shares were being acquired for investment.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

Number	Description

1.1	Form of Underwriting Agreement.*

2.1	Asset Acquisition Agreement, dated December 23, 2002, by and between GNJ, Inc. (f.k.a. Rackable Systems, Inc.) and Registrant.**

3.1	Amended and Restated Certificate of Incorporation.**

3.2	Certificate of Amendment to Amended and Restated Certificate of Incorporation.**

3.3	Certificate of Amendment of Amended and Restated Certificate of Incorporation.**

3.4	Amended and Restated Certificate of Incorporation to be effective immediately following completion of this offering.**

3.5	Bylaws.**

3.6	Amended and Restated Bylaws to be effective immediately following completion of this offering.**

4.1	Reference is made to Exhibits 3.1, 3.2, 3.3, 3.4 , 3.5 and 3.6.

Number	Description

4.2	Form of Specimen Stock Certificate.**

5.1	Opinion of Cooley Godward LLP.

10.1	Securities Purchase Agreement by and among Registrant and the other purchasers set forth therein dated as of December 23, 2002, as amended through April 28, 2005.**

10.2	Registration Agreement, dated December 23, 2002, by and among Registrant and certain investors and founders named therein.**

10.3	Amendment No. 1 to Registration Agreement, dated February 2, 2005, among the Registrant, Rackable Investment LLC and the founders named therein.**

10.4	Founders Repurchase and Rights Agreement, dated December 23, 2002, by and among Registrant, GNJ, Inc. (f.k.a. Rackable Systems, Inc.), Rackable Investments LLC and the founders named therein.**

10.5	Company Warrant Agreement, dated December 23, 2002, by and among Registrant, GNJ, Inc. (f.k.a. Rackable Systems, Inc.) and Rackable Investment LLC.**

10.6	Agreement for Sale of Company Warrant Agreement, dated December 31, 2004, by and among the Registrant, Rackable Investment LLC and the founders named therein.**

10.7	Form of Indemnity Agreement entered into by Registrant with each of its directors and certain executive officers.**

10.8	2002 Stock Option Plan and form of related agreements.**

10.9	2005 Equity Incentive Plan and Form of Stock Option Agreement under the 2005 Equity Incentive Plan.**

10.10	2005 Non-Employee Directors’ Stock Option Plan and Form of Nonstatutory Stock Option Agreement under the 2005 Non-Employee Directors’ Stock Option Plan.**

10.11	2005 Employee Stock Purchase Plan and Form of 2005 Employee Stock Purchase Plan Offering.**

10.12	Lease Agreement, dated as of November 27, 2001, by and between the Registrant and EOP-Industrial Portfolio, L.L.C.**

10.13	First Amendment to Lease Agreement, dated as of April 22, 2004, by and between the Registrant and EOP-Industrial Portfolio, L.L.C.**

10.14	Loan and Security Agreement, as amended through April 12 2005, by and between the Registrant and Silicon Valley Bank.**

10.15	Employment Agreement, dated as of December 23, 2002, by and between the Registrant and Thomas K. Barton.**

10.16	Employment Agreement, dated as of December 23, 2002, by and between the Registrant and Todd R. Ford.**

10.17	Employment Agreement, dated as of December 23, 2002, by and between the Registrant and Giovanni Coglitore.**

10.18	Employment Agreement, dated as of December 23, 2002, by and between the Registrant and Nikolai Gallo.**

10.19	Employment Agreement, dated as of December 23, 2002, by and between the Registrant and Jack Randall.**

10.20	Deferred Compensation Agreement, dated as of December 23, 2002, by and between the Registrant and Thomas K. Barton.**

10.21	Amendment to Deferred Compensation Agreement, dated as of September 30, 2004, by and between the Registrant and Thomas K. Barton.**

10.22	Promissory Note, dated as of December 23, 2002, by Thomas K. Barton.**

Number	Description

10.23	Deferred Compensation Agreement, dated as of December 23, 2002, by and between the Registrant and Todd R. Ford.**

10.24	Amendment to Deferred Compensation Agreement, dated as of September 30, 2004, by and between the Registrant and Todd R. Ford.**

10.25	Promissory Note, dated as of December 23, 2002, by Todd R. Ford.**

10.26	Advisory Agreement, dated December 23, 2002, by and between the Registrant and Parthenon Capital, LLC.**

10.27	Termination Agreement, dated September 28, 2004, by and between the Registrant and Parthenon Capital, LLC.**

10.28	Director Cash Compensation Arrangement.**

10.29	Promissory Note dated December 31, 2004, issued by the Registrant to Giovanni Coglitore.**

10.30	Promissory Note dated December 31, 2004, issued by the Registrant to Nikolai Gallo.**

10.31	Promissory Note dated December 31, 2004, issued by the Registrant to Jack Randall.**

10.32	Stock Repurchase Agreement, dated February 2, 2005, between the Registrant and Giovanni Coglitore.**

10.33	Stock Repurchase Agreement, dated February 2, 2005, between the Registrant and Nikolai Gallo.**

10.34	Stock Repurchase Agreement, dated February 2, 2005, between the Registrant and Jack Randall.**

10.35	Offer letter, dated August 18, 2004, from the Registrant to Hagi Schwartz.**

10.36	Offer letter, dated November 4, 2004, from the Registrant to Michael Maulick.**

10.37	Offer letter, dated November 4, 2004, from the Registrant to Gary Griffiths.**

10.38	Offer letter, dated September 8, 2004, from the Registrant to Tom Gallivan.**

10.39	Letter agreement, dated February 2, 2005, among the Registrant, Rackable Investment LLC and the founders named therein.**

10.40	Stockholders’ Voting Agreement by and among the Registrant, Rackable Investment LLC, GNJ, Inc., and the founders named therein dated December 23, 2002.**

10.41	Repurchase Agreement, dated as of October 4, 2004 between the Registrant and Rackable Investment LLC.**

10.42	Offer letter dated March 18, 2005, from the Registrant to Ronald D. Verdoorn.**

16.1	Letter re change in certifying accountant from Ernst & Young LLP.**

16.2	Letter re change in certifying accountant from Deloitte & Touche LLP.**

23.1	Consent of Independent Registered Public Accounting Firm.

23.2	Consent of Cooley Godward LLP. Reference is made to Exhibit 5.1.

24.1	Power of Attorney. Reference is made to the signature page to this registration statement.**

99.1	Consent of International Data Corporation.**

*	To be filed by amendment.

**	Previously filed.

(b) Financial Statement Schedules

All financial statement schedules are omitted because they are not required, are not applicable or the information is included in the financial statements or the notes thereto.

Item 17. Undertakings

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons pursuant to provisions described in Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 3 to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milpitas, State of California, on the 3rd day of May, 2005.

RACKABLE SYSTEMS, INC.

By:	/S/ TODD R. FORD
Todd R. Ford Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Thomas K. Barton	Chief Executive Officer (principal executive officer)	May 3, 2005

/S/ TODD R. FORD Todd R. Ford	Chief Financial Officer (principal financial and accounting officer)	May 3, 2005

* Gary A. Griffiths	Director	May 3, 2005

* Hagi Schwartz	Director	May 3, 2005

* Michael J. Maulick	Director	May 3, 2005

* Giovanni Coglitore	Director	May 3, 2005

* Ronald Verdoorn	Director	May 3, 2005

*	/s/ TODD R. FORD
Todd R. Ford Attorney-in-Fact

EXHIBIT INDEX

Number	Description

1.1	Form of Underwriting Agreement.*

2.1	Asset Acquisition Agreement, dated December 23, 2002, by and between GNJ, Inc. (f.k.a. Rackable Systems, Inc.) and Registrant.**

3.1	Amended and Restated Certificate of Incorporation.**

3.2	Certificate of Amendment to Amended and Restated Certificate of Incorporation.**

3.3	Certificate of Amendment of Amended and Restated Certificate of Incorporation.**

3.4	Amended and Restated Certificate of Incorporation to be effective immediately following completion of this offering.**

3.5	Bylaws.**

3.6	Amended and Restated Bylaws to be effective immediately following completion of this offering.**

4.1	Reference is made to Exhibits 3.1, 3.2, 3.3, 3.4 , 3.5 and 3.6.

4.2	Form of Specimen Stock Certificate.**

5.1	Opinion of Cooley Godward LLP.

10.1	Securities Purchase Agreement by and among Registrant and the other purchasers set forth therein dated as of December 23, 2002, as amended through April 28, 2005.**

10.2	Registration Agreement, dated December 23, 2002, by and among Registrant and certain investors and founders named therein.**

10.3	Amendment No. 1 to Registration Agreement, dated February 2, 2005, among the Registrant, Rackable Investment LLC and the founders named therein.**

10.4	Founders Repurchase and Rights Agreement, dated December 23, 2002, by and among Registrant, GNJ, Inc. (f.k.a. Rackable Systems, Inc.), Rackable Investments LLC and the founders named therein.**

10.5	Company Warrant Agreement, dated December 23, 2002, by and among Registrant, GNJ, Inc. (f.k.a. Rackable Systems, Inc.) and Rackable Investment LLC.**

10.6	Agreement for Sale of Company Warrant Agreement, dated December 31, 2004, by and among the Registrant, Rackable Investment LLC and the founders named therein.**

10.7	Form of Indemnity Agreement entered into by Registrant with each of its directors and certain executive officers.**

10.8	2002 Stock Option Plan and form of related agreements.**

10.9	2005 Equity Incentive Plan and Form of Stock Option Agreement under the 2005 Equity Incentive Plan.**

10.10	2005 Non-Employee Directors’ Stock Option Plan and Form of Nonstatutory Stock Option Agreement under the 2005 Non-Employee Directors’ Stock Option Plan.**

10.11	2005 Employee Stock Purchase Plan and Form of 2005 Employee Stock Purchase Plan Offering.**

10.12	Lease Agreement, dated as of November 27, 2001, by and between the Registrant and EOP-Industrial Portfolio, L.L.C.**

10.13	First Amendment to Lease Agreement, dated as of April 22, 2004, by and between the Registrant and EOP-Industrial Portfolio, L.L.C.**

10.14	Loan and Security Agreement, as amended through April 12, 2005, by and between the Registrant and Silicon Valley Bank.**

10.15	Employment Agreement, dated as of December 23, 2002, by and between the Registrant and Thomas K. Barton.**

10.16	Employment Agreement, dated as of December 23, 2002, by and between the Registrant and Todd R. Ford.**

10.17	Employment Agreement, dated as of December 23, 2002, by and between the Registrant and Giovanni Coglitore.**

Number	Description

10.18	Employment Agreement, dated as of December 23, 2002, by and between the Registrant and Nikolai Gallo.**

10.19	Employment Agreement, dated as of December 23, 2002, by and between the Registrant and Jack Randall.**

10.20	Deferred Compensation Agreement, dated as of December 23, 2002, by and between the Registrant and Thomas K. Barton.**

10.21	Amendment to Deferred Compensation Agreement, dated as of September 30, 2004, by and between the Registrant and Thomas K. Barton.**

10.22	Promissory Note, dated as of December 23, 2002, by Thomas K. Barton.**

10.23	Deferred Compensation Agreement, dated as of December 23, 2002, by and between the Registrant and Todd R. Ford.**

10.24	Amendment to Deferred Compensation Agreement, dated as of September 30, 2004, by and between the Registrant and Todd R. Ford.**

10.25	Promissory Note, dated as of December 23, 2002, by Todd R. Ford.**

10.26	Advisory Agreement, dated December 23, 2002, by and between the Registrant and Parthenon Capital, LLC.**

10.27	Termination Agreement, dated September 28, 2004, by and between the Registrant and Parthenon Capital, LLC.**

10.28	Director Cash Compensation Arrangement.**

10.29	Promissory Note dated December 31, 2004, issued by the Registrant to Giovanni Coglitore.**

10.30	Promissory Note dated December 31, 2004, issued by the Registrant to Nikolai Gallo.**

10.31	Promissory Note dated December 31, 2004, issued by the Registrant to Jack Randall.**

10.32	Stock Repurchase Agreement, dated February 2, 2005, between the Registrant and Giovanni Coglitore.**

10.33	Stock Repurchase Agreement, dated February 2, 2005, between the Registrant and Nikolai Gallo.**

10.34	Stock Repurchase Agreement, dated February 2, 2005, between the Registrant and Jack Randall.**

10.35	Offer letter, dated August 18, 2004, from the Registrant to Hagi Schwartz.**

10.36	Offer letter, dated November 4, 2004, from the Registrant to Michael J. Maulick.**

10.37	Offer letter, dated November 4, 2004, from the Registrant to Gary A. Griffiths.**

10.38	Offer letter, dated September 8, 2004, from the Registrant to Tom Gallivan.**

10.39	Letter agreement, dated February 2, 2005, among the Registrant, Rackable Investment LLC and the founders named therein.**

10.40	Stockholders’ Voting Agreement by and among the Registrant, Rackable Investment LLC, GNJ, Inc., and the founders named therein dated December 23, 2002.**

10.41	Repurchase Agreement, dated as of October 4, 2004 between the Registrant and Rackable Investment LLC.**

10.42	Offer letter, dated March 18, 2005, from the Registrant to Ronald D. Verdoorn.**

16.1	Letter re change in certifying accountant from Ernst & Young LLP.**

16.2	Letter re change in certifying accountant from Deloitte & Touche LLP.**

23.1	Consent of Independent Registered Public Accounting Firm.

23.2	Consent of Cooley Godward LLP. Reference is made to Exhibit 5.1.

24.1	Power of Attorney. Reference is made to the signature page to this registration statement.**

99.1	Consent of International Data Corporation.**

*	To be filed by amendment.

**	Previously filed.